Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Financial Statements

March 31, 2019 and 2018

KB Financial Group Inc. and Subsidiaries

Index

March 31, 2019 and 2018

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as of March 31, 2019, and the related consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2019 and 2018, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as of December 31, 2018, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 12, 2019. The consolidated statement of financial position as of December 31, 2018, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2018.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

May 14, 2019

This report is effective as of May 14, 2019, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

March 31, 2019 (Unaudited) and December 31, 2018

(in millions of Korean won)	Notes	March 31, 2019 (Unaudited)		December 31, 2018

Assets
Cash and due from financial institutions	4,6,7,37	~~W~~	19,184,293	~~W~~	20,274,490
Financial assets at fair value through profit or loss	4,6,11		49,480,097		50,987,847
Derivative financial assets	4,6,8		2,328,772		2,025,962
Loans at amortized cost	4,6,9,10		320,948,427		319,201,603
Financial investments	4,6,11		64,678,807		61,665,094
Investments in associates and joint ventures	12		507,570		504,932
Property and equipment	13		4,859,604		4,272,127
Investment property	13		2,130,976		2,119,811
Intangible assets	14		2,766,373		2,755,783
Current income tax assets	32		9,235		10,004
Deferred income tax assets	15,32		5,073		4,158
Assets held for sale	16		14,513		16,952
Other assets	4,6,17		23,785,658		15,749,535

Total assets		~~W~~	490,699,398	~~W~~	479,588,298

Liabilities
Financial liabilities at fair value through profit or loss	4,6,18	~~W~~	16,401,210	~~W~~	15,326,859
Derivative financial liabilities	4,6,8		2,577,476		2,901,247
Deposits	4,6,19		282,738,677		276,770,449
Debts	4,6,20		30,994,102		33,004,834
Debentures	4,6,21		51,667,074		53,278,697
Provisions	22		572,404		525,859
Net defined benefit liabilities	23		300,930		262,213
Current income tax liabilities	32		707,024		698,634
Deferred income tax liabilities	15,32		732,683		492,534
Insurance contract liabilities	36		33,891,323		33,412,949
Other liabilities	4,6,24		34,289,163		27,200,996

Total liabilities			454,872,066		443,875,271

Equity
Share capital	25		2,090,558		2,090,558
Capital surplus	25		17,119,776		17,121,660
Accumulated other comprehensive income	25,34		352,097		177,806
Retained earnings	25		17,349,948		17,282,441
Treasury shares	25		(1,094,683)		(968,549)

Equity attributable to shareholders of the parent company			35,817,696		35,703,916
Non-controlling interests			9,636		9,111

Total equity			35,827,332		35,713,027

Total liabilities and equity		~~W~~	490,699,398	~~W~~	479,588,298

The accompanying notes are an integral part of these consolidated interim financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-month Periods Ended March 31, 2019 and 2018 (Unaudited)

(In millions of Korean won, except per share amounts)	Notes	2019		2018
		(Unaudited)		(Unaudited)

Interest income		~~W~~	3,646,443	~~W~~	3,194,767
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			3,463,674		3,029,870
Interest income from financial instruments at fair value through profit or loss			182,769		164,897
Interest expense			(1,394,377)		(1,050,981)

Net interest income	5,26		2,252,066		2,143,786

Fee and commission income			911,711		969,498
Fee and commission expense			(361,064)		(340,576)

Net fee and commission income	5,27		550,647		628,922

Insurance income			3,127,811		3,007,788
Insurance expense			(3,019,028)		(2,859,152)

Net insurance income	5,36		108,783		148,636

Net gains/(losses) on financial instruments at fair value through profit or loss before applying overlay approach			272,596		(6,539)
Net (gains)/losses on overlay adjustment			(72,924)		82,138

Net gains on financial assets/liabilities at fair value through profit or loss	5,28		199,672		75,599

Net other operating expenses	5,29		(246,328)		(213,551)

General and administrative expenses	5,23,30		(1,513,878)		(1,391,704)

Operating profit before provision for credit losses	5		1,350,962		1,391,688

Provision for credit losses	5,7,10,11,17,22		(191,713)		(164,537)

Net operating income	5		1,159,249		1,227,151

Share of profit of associates and joint ventures	5,12		4,204		8,270
Net other non-operating income	5,31		2,490		107,997

Net non-operating income			6,694		116,267

Profit before income tax	5		1,165,943		1,343,418

Income tax expense	5,32		(320,013)		(375,029)

Profit for the period	5		845,930		968,389

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23		(3,035)		1,358
Revaluation gains on equity instruments at fair value through other comprehensive income			31,193		38,408
Fair value changes on financial liabilities designated at fair value due to own credit risk			(11,990)		3,849

			16,168		43,615

Items that may be reclassified subsequently to profit or loss:
Exchange differences			33,679		14,921
Net gains/(losses) on financial instruments at fair value through other comprehensive income			57,232		(23,290)
Shares of other comprehensive income of associates and joint ventures			3,238		(1,979)
Cash flow hedges			(18,704)		10,042
Gains/(losses) on hedges of a net investment in a foreign operation			(3,347)		1,561
Other comprehensive income arising from separate account			16,022		1,358
Net gains/(losses) on overlay adjustment	36		51,779		(59,526)

			139,899		(56,913)

Other comprehensive income for the period, net of tax			156,067		(13,298)

Total comprehensive income for the period		~~W~~	1,001,997	~~W~~	955,091

Profit attributable to:
Shareholders of the parent company	5	~~W~~	845,652	~~W~~	968,232
Non-controlling interests	5		278		157

	5	~~W~~	845,930	~~W~~	968,389

Total comprehensive income for the period attributable to:
Shareholders of the parent company		~~W~~	1,001,534	~~W~~	955,021
Non-controlling interests			463		70

		~~W~~	1,001,997	~~W~~	955,091

Earnings per share	35
Basic earnings per share		~~W~~	2,145	~~W~~	2,436
Diluted earnings per share			2,131		2,424

The accompanying notes are an integral part of these consolidated interim financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Three-Month Periods Ended March 31, 2019 and 2018 (Unaudited)

	Equity attributable to the subsidiaries of the Parent Company
(in millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Non-controlling Interests		Total Equity

Balance at January 1, 2018	~~W~~	2,090,558	~~W~~	17,122,228	~~W~~	537,668	~~W~~	15,044,204	~~W~~	(755,973)	~~W~~	6,144	~~W~~	34,044,829

The effect of changing of accounting policy		—		—		(349,476)		(72,102)		—		—		(421,578)

Balance after reflecting the effect of accounting policy		2,090,558		17,122,228		188,192		14,972,102		(755,973)		6,144		33,623,251
Comprehensive income
Profit for the period		—		—		—		968,232		—		157		968,389

Remeasurements of net defined benefit liabilities		—		—		1,358		—		—		—		1,358
Exchange differences		—		—		15,008		—		—		(87)		14,921
Net gains on financial instruments at fair value through other comprehensive income		—		—		15,118		—		—		—		15,118
Shares of other comprehensive income of associates and joint ventures		—		—		(1,979)		—		—		—		(1,979)
Cash flow hedges		—		—		10,042		—		—		—		10,042
Gain on hedges of a net investment in a foreign operation		—		—		1,561		—		—		—		1,561
Other comprehensive income arising from separate account		—		—		1,358		—		—		—		1,358
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		3,849		—		—		—		3,849
Net losses on overlay adjustment		—		—		(59,526)		—		—		—		(59,526)

Total comprehensive income		—		—		(13,211)		968,232		—		70		955,091

Transactions with shareholders
Annual dividends		—		—		—		(766,728)		—		—		(766,728)
Acquisition of treasury shares		—		—		—		—		(180,221)		—		(180,221)
Others		—		(875)		—		—		—		—		(875)

Total transactions with shareholders		—		(875)		—		(766,728)		(180,221)		—		(947,824)

Balance at March 31, 2018 (Unaudited)	~~W~~	2,090,558	~~W~~	17,121,353	~~W~~	174,981	~~W~~	15,173,606	~~W~~	(936,194)	~~W~~	6,214	~~W~~	33,630,518

Balance at January 1, 2019	~~W~~	2,090,558	~~W~~	17,121,660	~~W~~	177,806	~~W~~	17,282,441	~~W~~	(968,549)	~~W~~	9,111	~~W~~	35,713,027

Comprehensive income
Profit for the period		—		—		—		845,652		—		278		845,930

Remeasurements of net defined benefit liabilities		—		—		(3,035)		—		—		—		(3,035)
Exchange differences		—		—		33,494		—		—		185		33,679
Net gains on financial instruments at fair value through other comprehensive income and reclassification to retained earnings		—		—		106,834		(18,409)		—		—		88,425
Shares of other comprehensive income of associates and joint ventures		—		—		3,238		—		—		—		3,238
Cash flow hedges		—		—		(18,704)		—		—		—		(18,704)
Losses on hedges of a net investment in a foreign operation		—		—		(3,347)		—		—		—		(3,347)
Other comprehensive income arising from separate account		—		—		16,022		—		—		—		16,022
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		(11,990)		—		—		—		(11,990)
Net gains on overlay adjustment		—		—		51,779		—		—		—		51,779

Total comprehensive income		—		—		174,291		827,243		—		463		1,001,997

Transactions with shareholders
Annual dividends		—		—		—		(759,736)		—		—		(759,736)
Acquisition of treasury shares		—		—		—		—		(126,134)		—		(126,134)
Others		—		(1,884)		—		—		—		62		(1,822)

Total transactions with shareholders		—		(1,884)		—		(759,736)		(126,134)		62		(887,692)

Balance at March 31, 2019 (Unaudited)	~~W~~	2,090,558	~~W~~	17,119,776	~~W~~	352,097	~~W~~	17,349,948	~~W~~	(1,094,683)	~~W~~	9,636	~~W~~	35,827,332

The accompanying notes are an integral part of these consolidated interim financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2019 and 2018 (Unaudited)

(in millions of Korean won)	Note	2019		2018
		(Unaudited)		(Unaudited)

Cash flows from operating activities
Profit for the period		~~W~~	845,930	~~W~~	968,389

Adjustment for non-cash items
Net gains on financial assets/liabilities at fair value through profit or loss			(105,585)		(39,125)
Net losses/(gains) on derivative financial instruments for hedging purposes			(15,683)		42,424
Allowance for valuation of derivative financial instruments			684		2,819
Provision/(reversal) for credit loss			191,713		164,537
Net gains on financial investments			(48,444)		(3,806)
Share of profit of associates and joint ventures			(4,204)		(8,270)
Depreciation and amortization expense			177,390		86,636
Depreciation of VOBA			49,916		55,619
Other net losses/(gains) on property and equipment/intangible assets			1,875		(111,140)
Share-based payments			(4,588)		3,074
Policy reserve appropriation			472,349		431,160
Post-employment benefits			57,170		56,545
Net interest expense			96,420		91,813
Gains on foreign currency translation			(112,552)		(87,672)
Net other expenses			107,616		39,635

			864,077		724,249

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			2,620,624		(5,791,282)
Derivative financial instruments			(159,679)		111,654
Loans at fair value through other comprehensive income			(462)		—
Loans at amortized cost			(2,658,712)		(6,721,879)
Current income tax assets			769		(727)
Deferred income tax assets			(713)		2,783
Other assets			(7,995,876)		(5,786,298)
Financial liabilities at fair value through profit or loss			452,579		932,185
Deposits			5,774,400		6,098,955
Current income tax liabilities			8,389		—
Deferred income tax liabilities			190,722		158,387
Other liabilities			6,119,140		2,886,844

		4,351,181		(8,109,378)

Net cash inflow/(outflow) from operating activities			6,061,188		(6,416,740)

Cash flows from investing activities
Net cashflow on derivative financial instruments for hedging purposes			(15,908)		—
Disposal of financial asset at fair value through profit or loss			2,072,524		442,780
Acquisition of financial asset at fair value through profit or loss			(2,042,684)		(381,389)
Disposal of financial investments			19,046,912		8,632,978
Acquisition of financial investments			(21,917,828)		(8,965,701)
Disposal in investments in associates and joint ventures			8,909		16,095
Acquisition of investments in associates and joint ventures			(2,984)		(29,746)
Disposal of property and equipment			4,099		(397)
Acquisition of property and equipment			(86,009)		(34,540)
Disposal of investment property			209		2,405
Acquisition of investment property			—		(178)
Disposal of intangible assets			541		2,974
Acquisition of intangible assets			(65,633)		(44,732)
Net cash flows from the change in subsidiaries			(100,528)		73,403
Others			50,886		220,590

Net cash outflow from investing activities			(3,047,494)		(65,458)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(6,995)		91,839
Net increase/(decrease) in debts			(1,979,209)		1,307,311
Increase in debentures			23,033,660		34,989,454
Decrease in debentures			(24,765,517)		(32,536,578)
Increase/(decrease) in other payables from trust accounts			(245,245)		551,730
Acquisition of treasury shares			(128,679)		(199,023)
Repayment of lease liabilities			(51,421)		—
Others			(4,676)		(77,210)

Net cash inflow/(outflow) from financing activities			(4,148,082)		4,127,523

Effect of exchange rate changes on cash and cash equivalents			140,561		4,563

Net decrease in cash and cash equivalents			(993,827)		(2,350,112)
Cash and cash equivalents at the beginning of the period	37		6,642,816		8,404,898

Cash and cash equivalents at the end of the period	37	~~W~~	5,648,989	~~W~~	6,054,786

The accompanying notes are an integral part of these consolidated interim financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed the name to KB Securities Co., Ltd. in January 2017. KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017.

The Parent Company’s share capital as of March 31, 2019, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group’s quarterly financial statements for the three-month period ended March 31, 2019 were prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These financial statements have been prepared in accordance with the Korean IFRS effective as of March 31, 2019 or early adoption.

The Group has changed services amount provided to its members from the recognition as an expense to the deduction it from its revenue in accordance with Korean IFRS 1115 Revenue from Contracts with Customers. Accordingly, certain accounts reported in the consolidated statements of comprehensive income for the three-month period ended March 31, 2018 have been reclassified to facilitate the comparison with the consolidated statements of comprehensive income for the three-month period ended March 31, 2019. The reclassification of the accounts does not have any effect on the net asset value or net income of the Group as reported in the three-month period ended March 31, 2018.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2019.

•	Amendments to Korean IFRS 1116 Leases

Korean IFRS 1116 replaces Korean IFRS 1017 Leases. Korean IFRS 1116 adopts single lessees model and requires lessees to recognize assets and liabilities for all leases for which the lease term is greater than 12 months and the underlying asset is not minor. Lessees will be required to recognize the right-of-use asset and lease liability that represents the obligation to pay the lease payments.

The Group changed its accounting policies as a result of adopting Korean IFRS 1116 Leases. The Group applied the accounting policies which was changed by Korean IFRS 1116 transitional provisions retrospectively. The cumulative effect of initial applying KFIRS 1116 was adopted on the date of initial application (January 1, 2019). The Group does not elect to restate its previous financial statements, which is the comparative information. Note 42 is explaining the effect of adopting Korean IFRS 1116 lease and new accounting policies.

•	Enactment of Korean IFRS 1109 Financial Instruments

The narrow-scope amendments made to Korean IFRS 1109 Financial Instruments enable entities to measure certain pre-payable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in the derecognition, a modification gain or loss shall be recognized in profit or loss. The amendments has no material effect on the Group’s consolidated financial statements.

•	Enactment of Korean IFRS 1019 Employee Benefits

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendments has no material effect on the Group’s consolidated financial statements.

•	Enactment of Korean IFRS 1028 Investments in Associates and Joint Ventures

The amendments clarify that an entity shall apply Korean IFRS 1109 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. The amendments has no material effect on the Group’s consolidated financial statements.

•	Amendments to Korean IFRS 2123 Uncertainty over Income Tax Treatments

The enactment clarifies the accounting for uncertainties in income taxes in the event that the decision of taxation authorities or courts can change tax treatment. The enactment presents calculating methods of disclosure amount based on the possibility of future recognition of the income tax treatment, and requires disclosure of the uncertainty of the amount.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

•	Annual Improvements to Korean IFRS 1103 Business Combination

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation, and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation.

•	Annual Improvements to Korean IFRS 1111 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not remeasured.

•	Annual Improvements to Paragraph 57A of Korean IFRS 1012 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

•	Annual Improvements to Korean IFRS 1023 Borrowing Cost

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

The significant accounting estimates and assumptions are consistently applied to all periods presented, except for the assumptions for income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated financial statements have been consistently applied to all periods presented, except for the impact of changes due to enactment of new standards, amendments and interpretations disclosed in Note 2.1 and the following paragraph.

3.1 Income Tax Expenses for the Interim Period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable on expected total annual income.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured and managed in Economic Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk management organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite. The Committee approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Group’s risk management.

Risk Management Division

The Risk Management Division is responsible for monitoring and managing the Group’s economic capital limit and managing detailed policies, procedures and working processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

The Group uses definition of default as defined and applied in the calculation of Capital Adequacy Ratio (Basel III) in accordance with the new Basel Accord.

4.2.2 Credit risk management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. Especially, the loan analysis department of Kookmin Bank, one of the subsidiaries, is responsible for loan policy, loan limit, loan review, credit management, restructuring and subsequent event management, independently of operating department. On the other hand, risk management group of Kookmin Bank is responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
Financial assets
Due from financial institutions at amortized cost[1]	~~W~~	16,578,356
Financial assets at fair value through profit or loss
Due from financial institutions		342,925
Securities		45,783,752
Loans		1,712,955
Financial instruments indexed to the price of gold		73,148
Derivatives		2,328,772
Loans at amortized cost[1]		320,948,427
Financial investments
Securities measured at fair value through other comprehensive income		36,880,274
Securities measured at amortized cost[1]		25,018,994
Loans measured at fair value through other comprehensive income		380,571
Other financial assets[1]		15,038,037

		465,086,211

Off-balance sheet items
Acceptances and guarantees contracts		7,251,886
Financial guarantee contracts		3,602,206
Commitments		142,097,640

		152,951,732

	~~W~~	618,037,943

[1]	Due from financial institutions, loans at amortized cost, securities measured at amortized cost and other financial assets are net of allowance.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)	December 31, 2018
Financial assets
Due from financial institutions at amortized cost[1]	~~W~~	17,216,288
Financial assets at fair value through profit or loss
Due from financial institutions		381,719
Securities		48,285,482
Loans		954,176
Financial instruments indexed to the price of gold		78,808
Derivatives		2,025,962
Loans at amortized cost[1]		319,201,603
Financial investments
Securities measured at fair value through other comprehensive income		35,243,634
Securities measured at amortized cost[1]		23,661,522
Loans measured at fair value through other comprehensive income		389,822
Other financial assets[1]		8,133,556

		455,572,572

Off-balance sheet items
Acceptances and guarantees contracts		7,277,136
Financial guarantee contracts		3,626,532
Commitments		138,590,372

		149,494,040

	~~W~~	605,066,612

[1]	Due from financial institutions, loans at amortized cost, securities measured at amortized cost and other financial assets are net of allowance.

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group assesses expected credit loss on financial asset at amortized cost and financial asset at fair value through other comprehensive income other than financial asset at fair value through profit or loss and recognizes loss allowance. Expected credit losses are a probability-weighted estimate of possible credit losses in within certain range by reflecting reasonable and supportable information that which is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. The Group assesses the expected credit losses for loans categorized in financial assets at amortized cost, and presents it with the name of account ‘allowance for loan losses provision for allowance’ netting from the related carrying amounts. For the expected credit losses for loans categorized in financial assets at fair value through other comprehensive income, the Group presents it at other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Loans as of March 31, 2019 and December 31, 2018, are classified as follows:

(In millions of Korean won)

	March 31, 2019
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Loans at amortized cost[1]
Corporate
Grade 1	~~W~~	76,605,292	~~W~~	2,499,524	~~W~~	2,144	~~W~~	—	~~W~~	79,106,960
Grade 2		54,611,165		4,651,399		2,433		—		59,264,997
Grade 3		2,817,995		1,872,519		4,080		—		4,694,594
Grade 4		543,372		1,000,010		51,627		—		1,595,009
Grade 5		338,750		341,407		1,028,628		—		1,708,785

		134,916,574		10,364,859		1,088,912		—		146,370,345

Retail
Grade 1		135,159,132		4,583,718		9,154		—		139,752,004
Grade 2		7,635,204		7,659,235		22,014		—		15,316,453
Grade 3		1,523,520		1,558,020		8,164		—		3,089,704
Grade 4		655,238		400,911		15,998		—		1,072,147
Grade 5		11,478		496,652		540,910		—		1,049,040

		144,984,572		14,698,536		596,240		—		160,279,348

Credit card
Grade 1		8,005,934		186,717		—		—		8,192,651
Grade 2		4,357,840		634,315		—		—		4,992,155
Grade 3		1,462,039		1,174,143		—		—		2,636,182
Grade 4		30,895		417,225		—		—		448,120
Grade 5		571		157,415		431,544		—		589,530

		13,857,279		2,569,815		431,544		—		16,858,638

		293,758,425		27,633,210		2,116,696		—		323,508,331

Loans at fair value through other comprehensive income
Corporate
Grade 1		202,916		—		—		—		202,916
Grade 2		150,361		27,294		—		—		177,655
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		353,277		27,294		—		—		380,571

		353,277		27,294		—		—		380,571

	~~W~~	294,111,702	~~W~~	27,660,504	~~W~~	2,116,696	~~W~~	—	~~W~~	323,888,902

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)

	December 31, 2018
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Loans at amortized cost[1]
Corporate
Grade 1	~~W~~	75,785,147	~~W~~	2,144,175	~~W~~	1,638	~~W~~	—	~~W~~	77,930,960
Grade 2		55,292,251		4,227,041		2,016		—		59,521,308
Grade 3		2,957,463		1,757,607		6,579		—		4,721,649
Grade 4		484,248		965,094		68,271		—		1,517,613
Grade 5		244,593		378,588		1,063,646		—		1,686,827

		134,763,702		9,472,505		1,142,150		—		145,378,357

Retail
Grade 1		133,946,705		4,411,122		9,180		—		138,367,007
Grade 2		7,819,152		7,497,880		17,767		—		15,334,799
Grade 3		1,718,104		1,559,980		6,694		—		3,284,778
Grade 4		706,797		421,800		13,318		—		1,141,915
Grade 5		14,110		447,064		489,196		—		950,370

		144,204,868		14,337,846		536,155		—		159,078,869

Credit card
Grade 1		8,411,723		176,312		—		—		8,588,035
Grade 2		4,449,617		587,254		—		—		5,036,871
Grade 3		1,460,344		1,228,087		—		—		2,688,431
Grade 4		6,004		467,012		—		—		473,016
Grade 5		112		148,149		419,444		—		567,705

		14,327,800		2,606,814		419,444		—		17,354,058

		293,296,370		26,417,165		2,097,749		—		321,811,284

Loans at fair value through other comprehensive income
Corporate
Grade 1		189,501		25,731		—		—		215,232
Grade 2		128,712		45,878		—		—		174,590
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		318,213		71,609		—		—		389,822

		318,213		71,609		—		—		389,822

	~~W~~	293,614,583	~~W~~	26,488,774	~~W~~	2,097,749	~~W~~	—	~~W~~	322,201,106

[1]	Before netting of allowance.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of Probability of Default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	62,536,800	~~W~~	6,096,946	~~W~~	183,756	~~W~~	68,817,502
Deposits and savings		4,260,827		85,412		6,372		4,352,611
Property and equipment		8,730,053		787,753		59,333		9,577,139
Real estate		147,735,271		13,482,645		476,205		161,694,121

	~~W~~	223,262,951	~~W~~	20,452,756	~~W~~	725,666	~~W~~	244,441,373

(In millions of Korean won)	December 31, 2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	60,473,663	~~W~~	5,871,980	~~W~~	151,180	~~W~~	66,496,823
Deposits and savings		4,200,448		77,024		6,485		4,283,957
Property and equipment		8,644,719		616,318		54,492		9,315,529
Real estate		147,682,808		12,828,076		442,287		160,953,171

	~~W~~	221,001,638	~~W~~	19,393,398	~~W~~	654,444	~~W~~	241,049,480

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

4.2.5 Credit quality of securities

Financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

	March 31, 2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost[1]
Grade 1	~~W~~	24,851,669	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	24,851,669
Grade 2		127,926		—		—		—		127,926
Grade 3		41,193		—		—		—		41,193
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		25,020,788		—		—		—		25,020,788

Securities measured at fair value through other comprehensive income
Grade 1		34,235,830		—		—		—		34,235,830
Grade 2		2,638,911		—		—		—		2,638,911
Grade 3		—		—		—		—		—
Grade 4		2,574		—		—		—		2,574
Grade 5		—		—		2,959		—		2,959

		36,877,315		—		2,959		—		36,880,274

	~~W~~	61,898,103	~~W~~	—	~~W~~	2,959	~~W~~	—	~~W~~	61,901,062

(In millions of Korean won)

	December 31, 2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost[1]
Grade 1	~~W~~	23,524,120	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	23,524,120
Grade 2		120,546		—		—		—		120,546
Grade 3		18,572		—		—		—		18,572
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		23,663,238		—		—		—		23,663,238

Securities measured at fair value through other comprehensive income
Grade 1		32,498,155		—		—		—		32,498,155
Grade 2		2,740,053		—		—		—		2,740,053
Grade 3		—		—		—		—		—
Grade 4		2,510		—		—		—		2,510
Grade 5		—		—		2,916		—		2,916

		35,240,718		—		2,916		—		35,243,634

	~~W~~	58,903,956	~~W~~	—	~~W~~	2,916	~~W~~	—	~~W~~	58,906,872

[1]	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

The credit qualities of securities, excluding equity securities according to the credit ratings by external rating agencies as of March 31, 2019, and December 31, 2018, are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

4.2.6 Credit risk of due from financial institutions

The credit quality of due from financial institions as of March 31, 2019 and December 31, 2018, are classified as follows:

(In millions of Korean won)

	March 31, 2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions at amortized cost[1]
Grade 1	~~W~~	15,634,331	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	15,634,331
Grade 2		246,826		—		—		—		246,826
Grade 3		696,055		—		—		—		696,055
Grade 4		—		—		—		—		—
Grade 5		3,574		—		—		—		3,574

	~~W~~	16,580,786	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	16,580,786

(In millions of Korean won)

	December 31, 2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions at amortized cost[1]
Grade 1	~~W~~	16,374,868	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	16,374,868
Grade 2		213,903		—		—		—		213,903
Grade 3		608,314		—		—		—		608,314
Grade 4		19,531		—		—		—		19,531
Grade 5		1,691		—		—		—		1,691

	~~W~~	17,218,307	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	17,218,307

[1]	Before netting of allowance

The credit qualities of due from financial institutions according to the credit ratings by external rating agencies as of March 31, 2019 and December 31, 2018, are same as the credit qualities of securities, excluding equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

4.2.7 Credit risk concentration analysis

Details of the Group’s loans by jurisdiction as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

	March 31, 2019
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	159,895,537	~~W~~	142,875,732	~~W~~	16,855,624	~~W~~	319,626,893	98.16	~~W~~	(2,510,651)	~~W~~	317,116,242
Europe		—		612,538		—		612,538	0.19		(2,832)		609,706
China		—		2,531,366		620		2,531,986	0.78		(23,565)		2,508,421
Japan		102		416,771		38		416,911	0.13		(650)		416,261
United States		—		1,301,166		—		1,301,166	0.40		(14,447)		1,286,719
Others		383,709		726,298		2,356		1,112,363	0.34		(7,759)		1,104,604

	~~W~~	160,279,348	~~W~~	148,463,871	~~W~~	16,858,638	~~W~~	325,601,857	100.00	~~W~~	(2,559,904)	~~W~~	323,041,953

(In millions of Korean won)

	December 31, 2018
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	158,760,865	~~W~~	141,864,644	~~W~~	17,346,224	~~W~~	317,971,733	98.40	~~W~~	(2,574,236)	~~W~~	315,397,497
Europe		—		649,281		—		649,281	0.20		(512)		648,769
China		—		2,259,202		807		2,260,009	0.70		(20,570)		2,239,439
Japan		106		354,181		60		354,347	0.11		(1,900)		352,447
United States		—		997,321		6,967		1,004,288	0.31		(5,706)		998,582
Others		317,898		597,726		—		915,624	0.28		(6,757)		908,867

	~~W~~	159,078,869	~~W~~	146,722,355	~~W~~	17,354,058	~~W~~	323,155,282	100.00	~~W~~	(2,609,681)	~~W~~	320,545,601

[1]	The above is the Group’s loans at fair value through profit and loss, fair value through other comprehensive income and amortized cost.

Details of the Group’s corporate loans by industry as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	15,788,516	10.63	~~W~~	(45,210)	~~W~~	15,743,306
Manufacturing		43,110,949	29.04		(450,719)		42,660,230
Service		60,563,377	40.79		(234,223)		60,329,154
Wholesale & Retail		17,091,177	11.51		(108,801)		16,982,376
Construction		3,452,056	2.33		(245,590)		3,206,466
Public sector		861,449	0.58		(2,008)		859,441
Others		7,596,347	5.12		(92,395)		7,503,952

	~~W~~	148,463,871	100.00	~~W~~	(1,178,946)	~~W~~	147,284,925

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	14,193,442	9.67	~~W~~	(45,473)	~~W~~	14,147,969
Manufacturing		42,672,986	29.08		(449,406)		42,223,580
Service		61,467,174	41.89		(270,846)		61,196,328
Wholesale & Retail		16,739,852	11.41		(102,197)		16,637,655
Construction		3,282,508	2.24		(291,211)		2,991,297
Public sector		873,281	0.60		(3,301)		869,980
Others		7,493,112	5.11		(93,409)		7,399,703

	~~W~~	146,722,355	100.00	~~W~~	(1,255,843)	~~W~~	145,466,512

Types of the Group’s retail and credit card loans as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	72,675,457	41.03	~~W~~	(30,912)	~~W~~	72,644,545
General		87,603,891	49.46		(635,864)		86,968,027
Credit card		16,858,638	9.51		(714,182)		16,144,456

	~~W~~	177,137,986	100.00	~~W~~	(1,380,958)	~~W~~	175,757,028

(In millions of Korean won)	December 31, 2018
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	70,916,004	40.19	~~W~~	(29,369)	~~W~~	70,886,635
General		88,162,865	49.97		(613,528)		87,549,337
Credit card		17,354,058	9.84		(710,941)		16,643,117

	~~W~~	176,432,927	100.00	~~W~~	(1,353,838)	~~W~~	175,079,089

Credit risk concentration of due from financial institutions, securities, excluding equity securities and derivative financial instruments

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Details of the Group’s Credit risk concentration of due from financial institutions, securities, excluding equity securities, and derivative financial instruments as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Banking and insurance	~~W~~	16,580,786	100.00	~~W~~	(2,430)	~~W~~	16,578,356

		16,580,786	100.00		(2,430)		16,578,356

Due from financial institutions at fair value through profit or loss
Banking and insurance		342,925	100.00		—		342,925

		342,925	100.00		—		342,925

Securities measured at fair value through profit or loss
Government and government funded institutions		13,288,308	29.02		—		13,288,308
Banking and insurance		27,533,427	60.14		—		27,533,427
Others		4,962,017	10.84		—		4,962,017

		45,783,752	100.00		—		45,783,752

Derivatives
Government and government funded institutions		40,792	1.75		—		40,792
Banking and insurance		2,171,966	93.27		—		2,171,966
Others		116,014	4.98		—		116,014

		2,328,772	100.00		—		2,328,772

Securities measured at fair value through other comprehensive income
Government and government funded institutions		10,259,923	27.82		—		10,259,923
Banking and insurance		21,867,897	59.29		—		21,867,897
Others		4,752,454	12.89		—		4,752,454

		36,880,274	100.00		—		36,880,274

Securities measured at amortized cost
Government and government funded institutions		10,708,355	42.80		(22)		10,708,333
Banking and insurance		12,375,543	49.46		(1,469)		12,374,074
Others		1,936,890	7.74		(303)		1,936,587

		25,020,788	100.00		(1,794)		25,018,994

	~~W~~	126,937,297		~~W~~	(4,224)	~~W~~	126,933,073

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Banking and insurance	~~W~~	17,218,307	100.00	~~W~~	(2,019)	~~W~~	17,216,288

		17,218,307	100.00		(2,019)		17,216,288

Due from financial institutions at fair value through profit or loss
Banking and insurance		381,719	100.00		—		381,719

		381,719	100.00		—		381,719

Securities measured at fair value through profit or loss
Government and government funded institutions		14,354,157	29.73		—		14,354,157
Banking and insurance		27,273,372	56.48		—		27,273,372
Others		6,657,953	13.79		—		6,657,953

		48,285,482	100.00		—		48,285,482

Derivatives
Government and government funded institutions		39,290	1.94		—		39,290
Banking and insurance		1,849,078	91.27		—		1,849,078
Others		137,594	6.79		—		137,594

		2,025,962	100.00		—		2,025,962

Securities measured at fair value through other comprehensive income
Government and government funded institutions		9,504,156	26.97		—		9,504,156
Banking and insurance		21,210,983	60.18		—		21,210,983
Others		4,528,495	12.85		—		4,528,495

		35,243,634	100.00		—		35,243,634

Securities measured at amortized cost
Government and government funded institutions		10,321,667	43.62		(25)		10,321,642
Banking and insurance		11,424,418	48.28		(1,399)		11,423,019
Others		1,917,153	8.10		(292)		1,916,861

		23,663,238	100.00		(1,716)		23,661,522

	~~W~~	126,818,342		~~W~~	(3,735)	~~W~~	126,814,607

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Credit risk concentrations of due from financial institutions, securities, excluding equity securities, and derivative financial instruments by country

Details of the Group’s credit risk concentration of due from financial institutions, securities, excluding equity securities, and derivative financial instruments by country, as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Korea	~~W~~	13,148,876	79.30	~~W~~	(399)	~~W~~	13,148,477
United States		445,255	2.69		(1)		445,254
Others		2,986,655	18.01		(2,030)		2,984,625

		16,580,786	100.00		(2,430)		16,578,356

Due from financial institutions at fair value through profit or loss
Korea		342,925	100.00		—		342,925

		342,925	100.00		—		342,925

Securities measured at fair value through profit or loss
Korea		41,691,735	91.06		—		41,691,735
United States		1,412,503	3.09		—		1,412,503
Others		2,679,514	5.85		—		2,679,514

		45,783,752	100.00		—		45,783,752

Derivatives
Korea		1,270,405	54.55		—		1,270,405
United States		326,707	14.03		—		326,707
France		312,945	13.44		—		312,945
Singapore		97,223	4.17		—		97,223
Japan		69,164	2.97		—		69,164
Others		252,328	10.84		—		252,328

		2,328,772	100.00		—		2,328,772

Securities measured at fair value through other comprehensive income
Korea		34,835,509	94.46		—		34,835,509
United States		795,558	2.16		—		795,558
Others		1,249,207	3.38		—		1,249,207

		36,880,274	100.00		—		36,880,274

Securities measured at amortized cost
Korea		22,435,249	89.67		(1,147)		22,434,102
United States		1,273,150	5.09		(220)		1,272,930
Others		1,312,389	5.24		(427)		1,311,962

		25,020,788	100.00		(1,794)		25,018,994

	~~W~~	126,937,297		~~W~~	(4,224)	~~W~~	126,933,073

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Korea	~~W~~	13,497,329	78.39	~~W~~	(338)	~~W~~	13,496,991
United States		826,660	4.80		(16)		826,644
Others		2,894,318	16.81		(1,665)		2,892,653

		17,218,307	100.00		(2,019)		17,216,288

Due from financial institutions at fair value through profit or loss
Korea		381,719	100.00		—		381,719

		381,719	100.00		—		381,719

Securities measured at fair value through profit or loss
Korea		43,697,736	90.50		—		43,697,736
United States		1,813,902	3.76		—		1,813,902
Others		2,773,844	5.74		—		2,773,844

		48,285,482	100.00		—		48,285,482

Derivatives
Korea		1,024,392	50.56		—		1,024,392
United States		316,482	15.62		—		316,482
France		237,080	11.70		—		237,080
Singapore		109,101	5.39		—		109,101
Japan		97,351	4.81		—		97,351
Others		241,556	11.92		—		241,556

		2,025,962	100.00		—		2,025,962

Securities measured at fair value through other comprehensive income
Korea		33,156,041	94.08		—		33,156,041
United States		1,100,199	3.12		—		1,100,199
Others		987,394	2.80		—		987,394

		35,243,634	100.00		—		35,243,634

Securities measured at amortized cost
Korea		21,175,749	89.49		(1,136)		21,174,613
United States		1,252,426	5.29		(216)		1,252,210
Others		1,235,063	5.22		(364)		1,234,699

		23,663,238	100.00		(1,716)		23,661,522

	~~W~~	126,818,342		~~W~~	(3,735)	~~W~~	126,814,607

Due from financial institutions, financial assets at fair value through profit or loss and derivatives that linked to gold price are mostly relevant to financial and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvency due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other cash flow, and off-balance sheet items related to cash flow of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by risk management policy and liquidity risk management guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

The Group computes and manages cumulative liquidity gap and liquidity rate subject to every transactions that affect cash flow in Korean won and foreign currencies and off-balance sheet transactions in relation to the liquidity. The Group regularly reports to the Risk Planning Council and Risk Management Committee.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the consolidated financial statements that are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	4,703,198	~~W~~	1,069,766	~~W~~	555,294	~~W~~	656,840	~~W~~	91,006	~~W~~	—	~~W~~	7,076,104
Financial assets at fair value through profit or loss		48,557,814		626,717		117,886		319,457		215,625		1,083,339		50,920,838
Derivatives held for trading[2]		2,219,676		—		—		—		—		—		2,219,676
Derivatives held for fair value hedging[3]		—		4,020		(5,249)		20,802		21,483		41,378		82,434
Loans at amortized cost		3,095,494		31,182,208		35,283,406		110,043,784		86,628,282		102,976,291		369,209,465
Financial investments[4]														—
Financial assets measured at fair value through other comprehensive income		2,128,606		2,996,913		4,437,850		9,158,466		19,241,003		2,803,394		40,766,232
Securities measured at amortized cost		—		992,621		2,229,940		4,494,181		8,750,416		15,272,128		31,739,286
Other financial assets		69,441		12,401,022		167,554		1,350,338		66,052		41,502		14,095,909

	~~W~~	60,774,229	~~W~~	49,273,267	~~W~~	42,786,681	~~W~~	126,043,868	~~W~~	115,013,867	~~W~~	122,218,032	~~W~~	516,109,944

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)	March 31, 2019
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss[2]	~~W~~	2,943,015	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,943,015
Financial liabilities designated at fair value through profit or loss[2]		13,458,195		—		—		—		—		—		13,458,195
Derivatives held for trading[2]		2,410,478		—		—		—		—		—		2,410,478
Derivatives held for fair value hedging[3]		—		(27,245)		(11,768)		(54,929)		6,669		(4)		(87,277)
Deposits[5]		130,704,837		17,446,708		28,846,572		97,316,639		10,027,953		2,792,013		287,134,722
Debts		6,160,803		9,462,630		3,578,835		6,077,871		4,762,803		1,296,523		31,339,465
Debentures		25,570		1,886,477		6,185,036		11,736,008		31,570,094		3,320,415		54,723,600
Other financial liabilities		62,309		22,652,841		222,042		422,051		958,258		184,487		24,501,988

	~~W~~	155,765,207	~~W~~	51,421,411	~~W~~	38,820,717	~~W~~	115,497,640	~~W~~	47,325,777	~~W~~	7,593,434	~~W~~	416,424,186

Off- balance sheet items
Commitments[6]	~~W~~	142,097,640	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	142,097,640
Financial guarantee contract[7]		3,602,206		—		—		—		—		—		3,602,206

	~~W~~	145,699,846	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	145,699,846

[1]	The amounts of ~~W~~12,181,932 million, which is restricted due from the financial institutions as of March 31, 2019, is excluded.
[2]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘on demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net cash flow by remaining contractual maturity.
[4]

The equity securities designated as financial assets measured at fair value through other comprehensive income are are included under the ‘On demand’ category as they can be disposed without difficulty. However, the equity securities restricted from disposal are included on the category that the releasing date of restriction is belonged to.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘on demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments will be made upon request.

(In millions of Korean won)	December 31, 2018
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	5,636,123	~~W~~	1,481,598	~~W~~	242,353	~~W~~	538,579	~~W~~	81,646	~~W~~	—	~~W~~	7,980,299
Financial assets at fair value through profit or loss		50,139,812		672,326		162,459		254,632		215,436		1,113,694		52,558,359
Derivatives held for trading[2]		1,915,532		—		—		—		—		—		1,915,532
Derivatives held for fair value hedging[3]		—		4,344		1,724		17,948		21,367		40,830		86,213
Loans at amortized cost		3,180,412		27,520,126		32,374,297		116,479,553		84,600,284		102,789,366		366,944,038
Financial investments[4]
Financial assets measured at fair value through other comprehensive income		2,117,560		1,812,270		2,694,083		11,210,903		18,626,405		2,728,392		39,189,613
Securities measured at amortized cost		—		1,245,353		1,483,667		4,412,816		8,932,468		14,380,433		30,454,737
Other financial assets		89,890		5,454,381		160,182		1,488,164		53,425		37,841		7,283,883

	~~W~~	63,079,329	~~W~~	38,190,398	~~W~~	37,118,765	~~W~~	134,402,595	~~W~~	112,531,031	~~W~~	121,090,556	~~W~~	506,412,674

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)	December 31, 2018
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss[2]	~~W~~	2,823,820	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,823,820
Financial liabilities designated at fair value through profit or loss[2]		12,503,039		—		—		—		—		—		12,503,039
Derivatives held for trading[2]		2,724,994		—		—		—		—		—		2,724,994
Derivatives held for fair value hedging[3]		—		(2,403)		(8,231)		(37,851)		13,831		31		(34,623)
Deposits[5]		126,781,682		16,852,129		28,053,517		95,568,339		11,284,243		2,608,630		281,148,540
Debts		5,909,297		10,355,022		3,975,372		7,205,116		4,714,743		1,249,785		33,409,335
Debentures		30,160		1,699,165		5,875,093		13,471,021		32,474,579		2,489,146		56,039,164
Other financial liabilities		91,381		15,943,018		170,851		275,135		581,537		65,721		17,127,643

	~~W~~	150,864,373	~~W~~	44,846,931	~~W~~	38,066,602	~~W~~	116,481,760	~~W~~	49,068,933	~~W~~	6,413,313	~~W~~	405,741,912

Off- balance sheet items
Commitments[6]	~~W~~	138,590,372	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	138,590,372
Financial guarantee contract[7]		3,626,532		—		—		—		—		—		3,626,532

	~~W~~	142,216,904	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	142,216,904

[1]	The amounts of ~~W~~12,394,461 million, which is restricted due from the financial institutions as of December 31, 2018, is excluded.
[2]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘on demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net cash flow by remaining contractual maturity.
[4]

The equity securities designated as financial assets measured at fair value through other comprehensive income are are included under the ‘On demand’ category as they can be disposed without difficulty. However, the equity securities restricted from disposal are included on the category that the releasing date of restriction is belonged to.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘on demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments will be made upon request.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

The contractual cash flows of derivatives held for cash flow hedging as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)
	March 31, 2019
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net-settled derivatives	~~W~~	576	~~W~~	860	~~W~~	1,129	~~W~~	(5,250)	~~W~~	(79)	~~W~~	(2,764)
Cash flow to be received of gross-settlement derivatives		112,688		81,906		348,918		1,994,664		—		2,538,176
Cash flow to be paid of gross-settlement derivatives		(119,017)		(85,460)		(359,367)		(2,044,250)		—		(2,608,094)

(In millions of Korean won)
	December 31, 2018
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net-settled derivatives	~~W~~	(172)	~~W~~	1,999	~~W~~	2,743	~~W~~	1,949	~~W~~	(66)	~~W~~	6,453
Cash flow to be received of gross-settled derivatives		47,526		129,826		286,219		2,116,253		—		2,579,824
Cash flow to be paid of gross-settled derivatives		(50,281)		(137,834)		(286,165)		(2,151,808)		—		(2,626,088)

4.4 Market Risk

4.4.1 Concept

Market risk represents possible losses which arise from changes in market factors including interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments including securities and derivatives amongst others. The most significant risk associated with trading positions interest rate risks, currency risks and also, stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary.

4.4.2 Risk management

The Group sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures including trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Kookmin Bank, one of the subsidiaries, establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed instruments through its Risk Management Council. The Market Risk Management Committee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies, and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The ALM Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks including interest gap, duration gap and interest rate VaR (Value at Risk), are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the ALM Department. Also, the Risk Management Department independently reports related information to the management.

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking Business	Corporate Banking	Loans, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs.

	Retail Banking	Loans, deposit products and other related financial services to individuals and households.

	Other Banking Services	Trading activities in securities and derivatives, funding and other supporting activities.

Securities Business		Investment banking, brokerage services and other supporting activities.

Non-life Insurance Business		The activities within this segment include property insurance and other supporting activities.

Credit Card Business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Life Insurance Business		Life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Financial information by business segment for the three-month period ended March 31, 2019, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group adjustment		Total
Operating revenues from external customers	~~W~~	575,887	~~W~~	770,971	~~W~~	355,957	~~W~~	1,702,815	~~W~~	287,607	~~W~~	318,148	~~W~~	365,391	~~W~~	37,731	~~W~~	153,148	~~W~~	—	~~W~~	2,864,840
Intra-segment operating revenues (expenses)		59,770		—		38,236		98,006		(9,081)		(22,005)		(49,423)		(7,868)		38,309		(47,938)		—

	~~W~~	635,657	~~W~~	770,971	~~W~~	394,193	~~W~~	1,800,821	~~W~~	278,526	~~W~~	296,143	~~W~~	315,968	~~W~~	29,863	~~W~~	191,457	~~W~~	(47,938)	~~W~~	2,864,840

Net interest income	~~W~~	697,858	~~W~~	787,959	~~W~~	66,559	~~W~~	1,552,376	~~W~~	127,735	~~W~~	153,262	~~W~~	303,884	~~W~~	43,325	~~W~~	72,032	~~W~~	(548)	~~W~~	2,252,066
Interest income		1,150,003		1,228,822		313,659		2,692,484		207,524		153,758		388,701		43,264		168,870		(8,158)		3,646,443
Interest expense		(452,145)		(440,863)		(247,100)		(1,140,108)		(79,789)		(496)		(84,817)		61		(96,838)		7,610		(1,394,377)
Net fee and commission income (expenses)		86,498		116,263		71,998		274,759		134,378		(38,378)		62,042		(3,139)		119,063		1,922		550,647
Fee and commission income		106,932		137,746		104,557		349,235		158,136		1,326		339,517		37		135,677		(72,217)		911,711
Fee and commission expense		(20,434)		(21,483)		(32,559)		(74,476)		(23,758)		(39,704)		(277,475)		(3,176)		(16,614)		74,139		(361,064)
Net insurance income (expenses)		—		—		—		—		—		134,306		4,190		(28,254)		—		(1,459)		108,783
Insurance income		—		—		—		—		—		2,892,290		8,033		233,231		—		(5,743)		3,127,811
Insurance expenses		—		—		—		—		—		(2,757,984)		(3,843)		(261,485)		—		4,284		(3,019,028)
Net gains (losses) on financial instruments at fair value through profit or loss		(14,910)		—		139,732		124,822		(10,341)		59,355		154		17,311		54,094		(45,723)		199,672
Net other operating income (expense)		(133,789)		(133,251)		115,904		(151,136)		26,754		(12,402)		(54,302)		620		(53,732)		(2,130)		(246,328)
General and administrative expenses		(285,745)		(507,823)		(177,235)		(970,803)		(168,462)		(203,205)		(99,046)		(16,949)		(78,402)		22,989		(1,513,878)
Operating profit before Provision for credit losses		349,912		263,148		216,958		830,018		110,064		92,938		216,922		12,914		113,055		(24,949)		1,350,962
Provision (reversal) for credit losses		6,589		(56,411)		(4,632)		(54,454)		(1,280)		5,846		(112,288)		312		(29,872)		23		(191,713)
Net operating income		356,501		206,737		212,326		775,564		108,784		98,784		104,634		13,226		83,183		(24,926)		1,159,249
Share of profit of associates and joint ventures		—		—		10,417		10,417		234		(11)		229		—		263		(6,928)		4,204
Net other non-operating income (expense)		(32)		—		(9,366)		(9,398)		4,071		4,272		(1,596)		(79)		9,879		(4,659)		2,490
Segment profits before income tax		356,469		206,737		213,377		776,583		113,089		103,045		103,267		13,147		93,325		(36,513)		1,165,943
Income tax expense		(98,251)		(56,853)		(48,666)		(203,770)		(32,188)		(27,649)		(25,301)		(4,045)		(27,913)		853		(320,013)
Profit for the period		258,218		149,884		164,711		572,813		80,901		75,396		77,966		9,102		65,412		(35,660)		845,930
Profit attributable to shareholders of the parent company		258,218		149,884		164,711		572,813		80,899		75,276		77,980		9,102		64,996		(35,414)		845,652
Profit attributable to non-controlling interests		—		—		—		—		2		120		(14)		—		416		(246)		278
Total assets[1]		131,833,232		141,847,424		94,551,705		368,232,361		43,665,373		35,474,985		20,212,014		9,904,368		41,699,875		(28,489,578)		490,699,398
Total liabilities[1]		128,520,842		153,501,765		59,563,812		341,586,419		39,169,403		31,823,597		16,381,244		9,321,188		18,553,723		(1,963,508)		454,872,066

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Financial information by business segment for the three-month period ended March 31, 2018, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group adjustment		Total
Operating revenues from external customers	~~W~~	553,029	~~W~~	796,147	~~W~~	289,341	~~W~~	1,638,517	~~W~~	289,182	~~W~~	339,878	~~W~~	370,914	~~W~~	29,121	~~W~~	115,780	~~W~~	—	~~W~~	2,783,392
Intra-segment operating revenues (expenses)		9,422		—		44,526		53,948		1,417		(1,572)		(49,038)		(6,379)		49,857		(48,233)		—

	~~W~~	562,451	~~W~~	796,147	~~W~~	333,867	~~W~~	1,692,465	~~W~~	290,599	~~W~~	338,306	~~W~~	321,876	~~W~~	22,742	~~W~~	165,637	~~W~~	(48,233)	~~W~~	2,783,392

Net interest income	~~W~~	640,054	~~W~~	707,847	~~W~~	117,395	~~W~~	1,465,296	~~W~~	123,802	~~W~~	145,617	~~W~~	284,034	~~W~~	46,868	~~W~~	75,775	~~W~~	2,394	~~W~~	2,143,786
Interest income		960,209		1,063,537		285,630		2,309,376		185,780		145,671		354,536		46,875		155,402		(2,873)		3,194,767
Interest expense		(320,155)		(355,690)		(168,235)		(844,080)		(61,978)		(54)		(70,502)		(7)		(79,627)		5,267		(1,050,981)
Net fee and commission income (expenses)		67,897		179,122		98,426		345,445		180,347		(34,493)		63,905		(3,110)		77,549		(721)		628,922
Fee and commission income		86,938		199,261		121,519		407,718		211,070		361		333,663		145		91,415		(74,874)		969,498
Fee and commission expense		(19,041)		(20,139)		(23,093)		(62,273)		(30,723)		(34,854)		(269,758)		(3,255)		(13,866)		74,153		(340,576)
Net insurance income (expenses)		—		—		—		—		—		179,423		4,871		(36,504)		—		846		148,636
Insurance income		—		—		—		—		—		2,700,765		8,445		309,974		—		(11,396)		3,007,788
Insurance expenses		—		—		—		—		—		(2,521,342)		(3,574)		(346,478)		—		12,242		(2,859,152)
Net gains (losses) on financial instruments at fair value through profit or loss		(11,787)		—		(1,690)		(13,477)		(11,121)		57,409		7,837		16,626		28,165		(9,840)		75,599
Net other operating income (expense)		(133,713)		(90,822)		119,736		(104,799)		(2,429)		(9,650)		(38,771)		(1,138)		(15,852)		(40,912)		(213,551)
General and administrative expenses		(219,214)		(472,421)		(155,802)		(847,437)		(177,773)		(206,188)		(112,317)		(15,779)		(66,755)		34,545		(1,391,704)
Operating profit before Provision for credit losses		343,237		323,726		178,065		845,028		112,826		132,118		209,559		6,963		98,882		(13,688)		1,391,688
Provision (reversal) for credit losses		(6,845)		(32,276)		8,325		(30,796)		(286)		(2,801)		(108,292)		219		(22,436)		(145)		(164,537)
Net operating income		336,392		291,450		186,390		814,232		112,540		129,317		101,267		7,182		76,446		(13,833)		1,227,151
Share of profit of associates and joint ventures		—		—		11,474		11,474		(313)		—		(296)		—		249		(2,844)		8,270
Net other non-operating income (expense)		(178)		—		112,920		112,742		(1,019)		4,530		(2,385)		4		239		(6,114)		107,997
Segment profits before income tax		336,214		291,450		310,784		938,448		111,208		133,847		98,586		7,186		76,934		(22,791)		1,343,418
Income tax expense		(89,860)		(77,134)		(81,247)		(248,241)		(32,357)		(38,925)		(26,887)		(2,479)		(25,394)		(746)		(375,029)
Profit for the year		246,354		214,316		229,537		690,207		78,851		94,922		71,699		4,707		51,540		(23,537)		968,389
Profit attributable to shareholders of the parent company		246,354		214,316		229,537		690,207		78,849		94,823		71,699		4,707		51,403		(23,456)		968,232
Profit attributable to non-controlling interests		—		—		—		—		2		99		—		—		137		(81)		157
Total assets[1]		131,303,734		140,814,393		84,841,131		356,959,258		45,086,292		34,785,551		20,528,951		9,680,379		40,399,287		(27,851,420)		479,588,298
Total liabilities[1]		123,880,329		152,173,062		54,238,001		330,291,392		40,613,424		31,289,705		16,570,282		9,128,148		17,441,868		(1,459,548)		443,875,271

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment as of December 31, 2018.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers for each service for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)
	2019		2018
Banking service	~~W~~	1,702,815	~~W~~	1,638,517
Securities service		287,607		289,182
Non-life Insurance service		318,148		339,878
Credit card service		365,391		370,914
Life insurance service		37,731		29,121
Other service		153,148		115,780

	~~W~~	2,864,840	~~W~~	2,783,392

5.2.2 Geographical information

Geographical operating revenues from external customers for the three-month periods ended March 31, 2019 and 2018, and major non-current assets as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)
	Revenues from external customers				Major non-current assets
	2019		2018		March 31, 2019		December 31, 2018
Domestic	~~W~~	2,783,929	~~W~~	2,740,200	~~W~~	8,684,325	~~W~~	8,114,196
United States		13,385		11,486		381,253		370,252
New Zealand		1,539		1,523		266		72
China		23,911		14,544		17,769		5,454
Cambodia		4,205		2,113		5,835		3,733
United Kingdom		2,184		3,340		3,105		537
Others		35,687		10,186		608,754		584,466
Intra-group adjustment		—		—		55,646		69,011

	~~W~~	2,864,840	~~W~~	2,783,392	~~W~~	9,756,953	~~W~~	9,147,721

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	19,184,293	~~W~~	19,185,042
Financial assets at fair value through profit or loss		49,480,097		49,480,097
Due from financial institutions		342,925		342,925
Debt securities		45,783,752		45,783,752
Equity securities		1,567,317		1,567,317
Loans		1,712,955		1,712,955
Others		73,148		73,148
Derivatives held for trading		2,219,676		2,219,676
Derivatives held for hedging		109,096		109,096
Loans at amortized cost		320,948,427		321,746,605
Financial assets at amortized cost		25,018,994		25,836,803
Financial assets measured at fair value through other comprehensive income		39,659,813		39,659,813
Debt securities		36,880,274		36,880,274
Equity securities		2,398,968		2,398,968
Loans		380,571		380,571
Others		15,038,037		15,038,037

	~~W~~	471,658,433	~~W~~	473,275,169

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,943,015	~~W~~	2,943,015
Financial liabilities designated at fair value through profit or loss		13,458,195		13,458,195
Derivatives held for trading		2,410,478		2,410,478
Derivatives held for hedging		166,998		166,998
Deposits		282,738,677		283,420,909
Debts		30,994,102		31,024,213
Debentures		51,667,074		52,301,067
Other financial liabilities		27,297,215		27,300,981

	~~W~~	411,675,754	~~W~~	413,025,856

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	20,274,490	~~W~~	20,271,261
Financial assets at fair value through profit or loss		50,987,847		50,987,847
Due from financial institutions		381,719		381,719
Debt securities		48,285,482		48,285,482
Equity securities		1,287,662		1,287,662
Loans		954,176		954,176
Others		78,808		78,808
Derivatives held for trading		1,915,532		1,915,532
Derivatives held for hedging		110,430		110,430
Loans at amortized cost		319,201,603		320,003,844
Financial assets at amortized cost		23,661,522		24,159,137
Financial assets measured at fair value through other comprehensive income		38,003,572		38,003,572
Debt securities		35,243,634		35,243,634
Equity securities		2,370,116		2,370,116
Loans		389,822		389,822
Others		8,133,556		8,133,556

	~~W~~	462,288,552	~~W~~	463,585,179

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,823,820	~~W~~	2,823,820
Financial liabilities designated at fair value through profit or loss		12,503,039		12,503,039
Derivatives held for trading		2,724,994		2,724,994
Derivatives held for hedging		176,253		176,253
Deposits		276,770,449		277,423,194
Debts		33,004,834		33,028,205
Debentures		53,278,697		53,771,564
Other financial liabilities		19,828,307		19,833,885

	~~W~~	401,110,393	~~W~~	402,284,954

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions

The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Investment securities

The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans at amortized cost

DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives and Financial instruments at fair value through profit or loss

For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method, the Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form and Tree Model or valuation results from independent external professional valuation institution.

Deposits

Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts

Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities

The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of lease liabilities is measured using a DCF model.

6.1.2 Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	—	~~W~~	292,551	~~W~~	50,374	~~W~~	342,925
Debt securities		9,646,436		28,608,759		7,528,557		45,783,752
Equity securities		1,093,867		127,921		345,529		1,567,317
Loans		—		1,491,291		221,664		1,712,955
Others		73,148		—		—		73,148

		10,813,451		30,520,522		8,146,124		49,480,097

Derivatives held for trading		59,943		1,949,519		210,214		2,219,676
Derivatives held for hedging		—		109,096		—		109,096
Financial assets measured at fair value through other comprehensive income
Debt securities		8,786,969		28,093,305		—		36,880,274
Equity securities		983,029		66,031		1,349,908		2,398,968
Loans		—		380,571		—		380,571

		9,769,998		28,539,907		1,349,908		39,659,813

	~~W~~	20,643,392	~~W~~	61,119,044	~~W~~	9,706,246	~~W~~	91,468,682

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,943,015	~~W~~	—	~~W~~	—	~~W~~	2,943,015
Financial liabilities designated at fair value through profit or loss		158		1,442,127		12,015,910		13,458,195
Derivatives held for trading		206,691		2,067,011		136,776		2,410,478
Derivatives held for hedging		—		166,998		—		166,998

	~~W~~	3,149,864	~~W~~	3,676,136	~~W~~	12,152,686	~~W~~	18,978,686

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	—	~~W~~	332,976	~~W~~	48,743	~~W~~	381,719
Debt securities		11,312,317		29,879,850		7,093,315		48,285,482
Equity securities		737,808		178,309		371,545		1,287,662
Loans		—		740,973		213,203		954,176
Others		78,808		—		—		78,808

		12,128,933		31,132,108		7,726,806		50,987,847

Derivatives held for trading		67,436		1,737,033		111,063		1,915,532
Derivatives held for hedging		—		110,430		—		110,430
Financial assets measured at fair value through other comprehensive income
Debt securities		9,542,948		25,700,686		—		35,243,634
Equity securities		971,367		66,031		1,332,718		2,370,116
Loans		—		389,822		—		389,822

		10,514,315		26,156,539		1,332,718		38,003,572

	~~W~~	22,710,684	~~W~~	59,136,110	~~W~~	9,170,587	~~W~~	91,017,381

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,823,820	~~W~~	—	~~W~~	—	~~W~~	2,823,820
Financial liabilities designated at fair value through profit or loss		126		1,629,530		10,873,383		12,503,039
Derivatives held for trading		479,264		1,834,536		411,194		2,724,994
Derivatives held for hedging		—		176,253		—		176,253

	~~W~~	3,303,210	~~W~~	3,640,319	~~W~~	11,284,577	~~W~~	18,228,106

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

Financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)
	March 31, 2019
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	292,551	One factor Hull-White Model, DCF Model	Discount rate, Volatility and others
Debt securities		28,608,759	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Interest rate, Underlying asset price, Discount rate, Volatility and others
Equity securities		127,921	DCF Model	Interest rate, Discount rate and others
Loans		1,491,291	DCF Model	Interest rate, Discount rate and others

		30,520,522

Derivatives held for trading		1,949,519	DCF Model, FDM, Closed Form, Option Model, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Underlying asset Index, Discount rate, Volatility, Foreign exchange rate, Stock price, Dividend rate and others
Derivatives held for hedging		109,096	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and Others
Financial assets measured at fair value through other comprehensive income
Debt securities		28,093,305	DCF Model, Option model, Market value approach	Discount rate, Underlying asset Index, Volatility, Interest rate and others
Equity securities		66,031	DCF Model, Black-Scholes Model	Discount rate, Volatility, Price of Underlying asset and others
Loans		380,571	DCF Model	Discount rate

		28,539,907

	~~W~~	61,119,044

Financial liabilities
Financial liabilities designated at fair value through profit or loss		1,442,127	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Price of Underlying asset, Discount rate, Dividend rate, Volatility
Derivatives held for trading		2,067,011	DCF Model, Closed Form, FDM and others	Discount rate, Price of Underlying asset, Volatility, Foreign exchange rate, Credit Spread, Stock price and others
Derivatives held for hedging		166,998	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	3,676,136

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)
	December 31, 2018
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	332,976	One factor Hull-White Model, DCF Model	Discount rate, Volatility and others
Debt securities		29,879,850	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Interest rate, Underlying asset price, Discount rate, Volatility and others
Equity securities		178,309	DCF Model	Interest rate, Discount rate and others
Loans		740,973	DCF Model	Interest rate, Discount rate and others

		31,132,108

Derivatives held for trading		1,737,033	DCF Model, FDM, Closed Form, Option Model, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Underlying asset Index, Discount rate, Volatility, Foreign exchange rate, Stock price, Dividend rate and others
Derivatives held for hedging		110,430	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and Others
Financial assets measured at fair value through other comprehensive income
Debt securities		25,700,686	DCF Model, Option model, Market value approach	Discount rate, Underlying asset Index, Volatility, Interest rate and others
Equity securities		66,031	DCF Model, Black-Scholes Model	Discount rate, Volatility, Price of Underlying asset and others
Loans		389,822	DCF Model	Discount rate

		26,156,539

	~~W~~	59,136,110

Financial liabilities
Financial liabilities designated at fair value through profit or loss		1,629,530	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Price of Underlying asset, Discount rate, Dividend rate, Volatility
Derivatives held for trading		1,834,536	DCF Model, Closed Form, FDM and others	Discount rate, Price of Underlying asset, Volatility, Foreign exchange rate, Credit Spread, Stock price and others
Derivatives held for hedging		176,253	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	3,640,319

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	3,018,331	~~W~~	13,327,990	~~W~~	2,838,721	~~W~~	19,185,042
Loans at amortized cost		—		411,710		321,334,895		321,746,605
Securities measured at amortized cost		9,865,581		15,971,222		—		25,836,803
Other financial assets[2]		—		—		15,038,037		15,038,037

	~~W~~	12,883,912	~~W~~	29,710,922	~~W~~	339,211,653	~~W~~	381,806,487

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	130,172,384	~~W~~	153,248,525	~~W~~	283,420,909
Debts[3]		—		952,325		30,071,888		31,024,213
Debentures		—		48,453,014		3,848,053		52,301,067
Other financial liabilities[4]		—		—		27,300,981		27,300,981

	~~W~~	—	~~W~~	179,577,723	~~W~~	214,469,447	~~W~~	394,047,170

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets of ~~W~~15,038,037 million included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of March 31, 2019.
[3]	Debts of ~~W~~15,069 million included in Level 2 is the carrying amounts which are reasonable approximation of fair values as of March 31, 2019.
[4]	Other financial liabilities of ~~W~~26,703,445 million included in Level 3 is the carrying amounts which are reasonable approximations of fair values as of March 31, 2019.

(In millions of Korean won)	December 31, 2018
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	3,338,863	~~W~~	14,632,352	~~W~~	2,300,046	~~W~~	20,271,261
Loans at amortized cost		—		493,773		319,510,071		320,003,844
Securities measured at amortized cost		8,629,708		15,529,429		—		24,159,137
Other financial assets[2]		—		—		8,133,556		8,133,556

	~~W~~	11,968,571	~~W~~	30,655,554	~~W~~	329,943,673	~~W~~	372,567,798

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	127,265,703	~~W~~	150,157,491	~~W~~	277,423,194
Debts[3]		—		1,114,900		31,913,305		33,028,205
Debentures		—		48,680,196		5,091,368		53,771,564
Other financial liabilities[4]		—		—		19,833,885		19,833,885

	~~W~~	—	~~W~~	177,060,799	~~W~~	206,996,049	~~W~~	384,056,848

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

[2]	Other financial assets of ~~W~~8,133,556 million included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of December 31, 2018.
[3]	Debts of ~~W~~38,403 million included in Level 2 is the carrying amounts which are reasonable approximation of fair values as of December 31, 2018.
[4]	Other financial liabilities of ~~W~~19,250,252 million included in Level 3 is the carrying amounts which are reasonable approximations of fair values as of December 31, 2018.

Valuation techniques and the inputs used in the fair value measurement

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Fair value		Valuation technique	Inputs
Financial assets
Loans at amortized cost	~~W~~	411,710	DCF Model	Discount rate
Securities measured at amortized cost		15,971,222	DCF Model	Discount rate
Financial liabilities
Debts		937,256	DCF Model	Discount rate
Debentures		48,453,014	DCF Model	Discount rate

(In millions of Korean won)	December 31, 2018
	Fair value		Valuation technique	Inputs
Financial assets
Loans at amortized cost	~~W~~	493,773	DCF Model	Discount rate
Securities measured at amortized cost		15,529,429	DCF Model	Discount rate
Financial liabilities
Debts		1,076,497	DCF Model	Discount rate
Debentures		48,680,196	DCF Model	Discount rate

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)
	March 31, 2019
	Fair value		Valuation technique	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,838,721	DCF Model	Credit spread, Other spread, Interest rates
Loans at amortized cost		321,334,895	DCF Model	Credit spread, Other spread, Early termination ratio, Interest rates

	~~W~~	324,173,616

Financial liabilities
Deposits	~~W~~	153,248,525	DCF Model	Other spread, Interest rates, Early termination ratio
Debts		30,071,888	DCF Model	Other spread, Interest rates
Debentures		3,848,053	DCF Model	Other spread, Interest rates
Other financial liabilities		597,536	DCF Model	Other spread, Interest rates

	~~W~~	187,766,002

(In millions of Korean won)
	December 31, 2018
	Fair value		Valuation technique	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,300,046	DCF Model	Credit spread, Other spread, Interest rates
Loans at amortized cost		319,510,071	DCF Model	Credit spread, Other spread, Early termination ratio, Interest rates

	~~W~~	321,810,117

Financial liabilities
Deposits	~~W~~	150,157,491	DCF Model	Other spread, Interest rates, Early termination ratio
Debts		31,913,305	DCF Model	Other spread, Interest rates
Debentures		5,091,368	DCF Model	Other spread, Interest rates
Other financial liabilities		583,633	DCF Model	Other spread, Interest rates

	~~W~~	187,745,797

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1 Valuation policy and process for fair value measurement categorized within Level 3

The Group uses external, independent and qualified professional valuer’s valuation to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Details of changes in Level 3 of the fair value hierarchy for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Cash and due from financial institutions at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for fair value hedging
Beginning	~~W~~	48,743	~~W~~	7,464,860	~~W~~	213,203	~~W~~	1,332,718	~~W~~	(10,873,383)	~~W~~	(300,131)	~~W~~	—
Total gains or losses
- Profit or loss		730		71,033		4,061		—		(774,249)		444,423		—
- Other comprehensive income		901		6,050		—		16,745		(19,224)		—		—
Purchases		—		765,117		15,000		140		—		—		—
Sales		—		(349,753)		(10,600)		(795)		—		(56,043)		—
Issues		—		—		—		—		(2,615,139)		(13,576)		—
Settlements		—		—		—		—		2,266,085		(1,235)		—
Transfers into Level 3[1]		—		507		—		1,100		—		—		—
Transfers out of Level 3[1]		—		(83,728)		—		—		—		—		—

Ending	~~W~~	50,374	~~W~~	7,874,086	~~W~~	221,664	~~W~~	1,349,908	~~W~~	(12,015,910)	~~W~~	73,438	~~W~~	—

[1]	The Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)	2018
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Cash and due from financial institutions at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for fair value hedging
Beginning[2]	~~W~~	48,243	~~W~~	6,106,716	~~W~~	133,309	~~W~~	1,187,218	~~W~~	(8,687,892)	~~W~~	96,354	~~W~~	705
Total gains or losses
- Profit or loss		152		154,030		1,147		—		123,092		(123,207)		118
- Other comprehensive income		(257)		(8,631)		—		3,666		4,826		—		—
Purchases		—		936,253		6,000		3,215		—		500		—
Sales		—		(326,570)		(5,000)		(480)		—		(44,810)		—
Issues		—		—		—		—		(3,202,157)		(25,793)		—
Settlements		—		—		—		—		2,705,378		405		(312)
Transfers into Level 3[1]		—		—		—		—		—		—		—
Transfers out of Level 3[1]		—		(5,599)		—		—		—		—		—

Ending	~~W~~	48,138	~~W~~	6,856,199	~~W~~	135,456	~~W~~	1,193,619	~~W~~	(9,056,753)	~~W~~	(96,551)	~~W~~	511

[1]	The Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.
[2]	Restated based on Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Gains(losses) from financial investments at fair value through profit or loss		Other operating incomes (losses)		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(255,511)	~~W~~	1,498	~~W~~	11
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(179,300)		1,498		11

(In millions of Korean won)	2018
	Gains(losses) from financial investments at fair value through profit or loss		Other operating incomes (losses)		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	155,056	~~W~~	118	~~W~~	158
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		169,609		61		158

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Fair value	Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Cash and due from financial institutions	~~W~~50,374	DCF Model, Option Model, Net Asset Value, Income approach, Market approach	Volatility of the underlying asset	12.56 ~ 36.36	The higher the volatility, the higher the fair value fluctuation
			Correlation	1.52 ~ 80.07	The higher the correlation, the higher the fair value fluctuation
			Recovery rate	40.00	The higher the recovery rate, the higher the fair value
			Discount rate	1.19 ~ 11.30	The lower the discount rate, the higher the fair value
			Growth rate	0.29 ~ 2.29	The higher the growth rate, the higher the fair value
Debt securities	7,528,557	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Tree Model, Net Asset Value, Income approach, Market approach and others	Growth rate	0.00 ~ 2.29	The higher the growth rate, the higher the fair value
			Volatility of the underlying asset	3.23 ~ 39.94	The higher the volatility, the higher the fair value fluctuation
			Discount rate	1.84 ~ 12.46	The lower the discount rate, the higher the fair value
			Recovery rate	40.00	The higher the recovery rate, the higher the fair value
			Correlation between underlying asset	1.52 ~ 80.07	The higher the correlation, the higher the fair value fluctuation
			Liquidation value	0.00	The higher the liquidation value, the higher the fair value
			Real estate price fluctuation rate	0.00	The higher the sale price, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Equity securities

Income approach, Market approach, Asset value approach, DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Usage of past transactions, Tree Model and others

			Growth rate	0.00 ~ 2.20	The higher the growth rate, the higher the fair value
			Discount rate	1.19 ~ 21.96	The lower the discount rate, the higher the fair value
			Volatility	11.25 ~ 36.36	The higher the volatility, the higher the fair value fluctuation
			Correlation	1.52 ~ 80.07	The higher the correlation, the higher the fair value fluctuation
			Recovery rate	40.00	The higher the recovery rate, the higher the fair value
Loans	221,664	Tree Model	Volatility of the stock price	13.11 ~ 33.27	The higher the volatility, the higher the fair value fluctuation
Derivatives held for trading Stock and index	142,883	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility of the underlying asset	2.00 ~ 92.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying asset	27.79 ~ 70.91	The higher the correlation, the higher the fair value fluctuation
Currency, interest rate and others	67,331	DCF Model, Hull and White Model, Monte Carlo Simulation, Tree Model	Loss given default	100.00	The higher the loss given default, the lower the fair value
			Volatility	1.00 ~ 50.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying asset	-48.95 ~ 89.95	The higher the absolute value of correlation, the higher the fair value fluctuation
Financial assets measured at fair value through other comprehensive income Equity securities	1,349,908	Adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Option Model, Net asset value method, Market approach, One Factor Hull-White Model and others	Growth rate	0~2.20	The higher the growth rate, the higher the fair value
			Discount rate	7.05 ~ 16.30	The lower the discount rate, the higher the fair value
			Volatility	17.44 ~ 23.47	The higher the volatility, the higher the fair value fluctuation
	~~W~~9,706,246

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~12,015,910	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Volatility of the underlying asset	1.00 ~ 92.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying asset	-48.95 ~ 89.95	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for trading Stock and index	43,093	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility	2.00 ~ 67.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying asset	4.27 ~ 70.91	The higher the correlation, the higher the fair value fluctuation
Others	93,683	Monte Carlo Simulation, Hull and White Model, DCF Model, Closed form formula	Volatility	1.00 ~ 92.00	The higher the volatility, the higher the fair value fluctuation
			Volatility of the stock price	20.87	The higher the volatility, the higher the fair value fluctuation
			Volatility of the interest rate	0.57	The higher the volatility, the higher the fair value fluctuation
			Discount rate	2.30 ~ 2.37	The lower the discount rate, the higher the fair value
			Correlation between underlying asset	-46.90 ~ 89.95	The higher the absolute value of correlation, the higher the fair value fluctuation

	~~W~~12,152,686

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Cash and due from financial institutions	~~W~~	48,743	DCF Model, Option Model, Net Asset Value, Income approach, Market approach	Volatility of the underlying asset	11.25 ~ 31.28	The higher the volatility, the higher the fair value fluctuation
				Correlation	8.79 ~ 79.78	The higher the correlation, the higher the fair value fluctuation
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Discount rate	1.19 ~ 11.30	The lower the discount rate, the higher the fair value
				Growth rate	0.29 ~ 2.20	The higher the growth rate, the higher the fair value
Debt securities		7,093,315	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Tree Model, Net Asset Value, Income approach, Market approach and others	Growth rate	0.29 ~ 2.20	The higher the growth rate, the higher the fair value
				Volatility of the underlying asset	11.25 ~ 41.00	The higher the volatility, the higher the fair value fluctuation
				Value of Real estate	-1.00 ~ 1.00	The higher the value of Real estate, the higher the fair value
				Discount rate	1.95 ~ 11.30	The lower the discount rate, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Correlation between underlying asset	8.79 ~ 88.46	The higher the correlation, the higher the fair value fluctuation
Equity securities		371,545

Income approach, Market approach, Asset value approach, DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Usage of past transactions, Tree Model and others

				Growth rate	0~2.20	The higher the growth rate, the higher the fair value
				Discount rate	1.19 ~ 21.96	The lower the discount rate, the higher the fair value
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

				Volatility	11.25 ~ 39.94	The higher the volatility, the higher the fair value fluctuation
				Correlation	8.79 ~ 79.78	The higher the correlation, the higher the fair value fluctuation
				Recovery rate	40	The higher the recovery rate, the higher the fair value
Loans		213,203	Tree Model	Stock price, Volatility of the stock price	13.11 ~ 49.28	The higher the volatility, the higher the fair value fluctuation
Derivatives held for trading Stock and index		50,824	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility of the underlying asset	14.00 ~ 50.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	8.74 ~ 68.77	The higher the correlation, the higher the fair value fluctuation
Currency, interest rate and others		60,239	DCF Model, Hull and White Model, Monte Carlo Simulation, Tree Model	Loss given default	100.00	The higher the loss given default, the lower the fair value
				Volatility	1.00 ~ 36.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-46.89 ~ 90.11	The higher the absolute value of correlation, the higher the fair value fluctuation
Financial assets measured at fair value through other comprehensive income Equity securities		1,332,718	Adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Option Model, Net asset value method, Market approach, One Factor Hull-White Model and others	Growth rate	0 ~ 2.20	The higher the growth rate, the higher the fair value
				Discount rate	7.05 ~ 16.30	The lower the discount rate, the higher the fair value
				Volatility	17.62 ~ 25.14	The higher the volatility, the higher the fair value fluctuation

	~~W~~	9,170,587

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Financial liabilities
Financial liabilities designated at fair value through profit or loss Derivative-linked securities	~~W~~	10,873,383	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Volatility of the underlying asset	1.00 ~ 115.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-49.00 ~ 90.11	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for trading Stock and index		240,817	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility	2.00 ~ 54.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	4.27 ~ 70.17	The higher the correlation, the higher the fair value fluctuation
Others		170,377	Monte Carlo Simulation, Hull and White Model, DCF Model, Closed form formula	Volatility	1.00 ~ 115.00	The higher the volatility, the higher the fair value fluctuation
				Volatility of the stock price	20.85	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.69	The higher the volatility, the higher the fair value fluctuation
				Discount rate	2.19 ~ 2.26	The lower the discount rate, the higher the fair value
				Correlation between underlying asset	-49.00 ~ 90.11	The higher the absolute value of correlation, the higher the fair value fluctuation

	~~W~~	11,284,577

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable Level 3 financial instruments subject to sensitivity analysis are (i) equity-related derivatives, currency-related derivatives and interest rate related derivatives whose fair value changes are recognized in profit or loss, (ii) financial liabilities designated at fair value through profit or loss, and (iii) due from financial institutions, debt securities, equity securities and loan receivables whose fair value changes are recognized in profit or loss or other comprehensive income. If overlay approach is applied in accordance with Korean IFRS 1104, changes in fair value of financial assets at fair value through profit or loss are recognized as other comprehensive income.

The results of the sensitivity analysis from changes in inputs are as follows:

(In millions of Korean won)	March 31, 2019
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss[1]
Due from financial institutions	~~W~~	2	~~W~~	(2)	~~W~~	32	~~W~~	(33)
Debt securities[4]		14,534		(18,447)		2,043		(1,959)
Equity securities[3]		12,073		(5,307)		887		(688)
Loans		330		(224)		—		—
Derivatives held for trading[2]		32,672		(47,204)		—		—
Financial assets measured at fair value through other comprehensive income
Equity securities[3]		—		—		198,889		(104,301)

	~~W~~	59,611	~~W~~	(71,184)	~~W~~	201,851	~~W~~	(106,981)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	78,636	~~W~~	(70,573)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		33,973		(24,241)		—		—

	~~W~~	112,609	~~W~~	(94,814)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss[1]
Due from financial institutions	~~W~~	4	~~W~~	(2)	~~W~~	32	~~W~~	(47)
Debt securities[4]		20,261		(17,885)		2,183		(2,097)
Equity securities[3]		14,241		(10,162)		848		(656)
Loans		129		(46)		—		—
Derivatives held for trading[2]		27,639		(26,155)		—		—
Financial assets measured at fair value through other comprehensive income
Equity securities[3]		—		—		162,563		(86,094)

	~~W~~	62,274	~~W~~	(54,250)	~~W~~	165,626	~~W~~	(88,894)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	146,135	~~W~~	(157,361)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		112,827		(105,875)		—		—

	~~W~~	258,962	~~W~~	(263,236)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such as volatility of the underlying asset or correlation between underlying asset by ± 10%.

[2]

For Derivatives financial instruments, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, price of underlying asset, volatility of stock price, interest rate by ± 10% and the loss given default ratio, discount rate by ± 1%

[3]

For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, correlation between growth rate (0~2.2%) and discount rate, or liquidation value (-1~1%) and discount rate.

[4]

Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

6.2.4 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Balance at the beginning of the period	~~W~~	62,155	~~W~~	22,814
New transactions and others		37,256		23,237
Changes during the period		(29,537)		(23,940)

Balance at the end of the period	~~W~~	69,874	~~W~~	22,111

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts of financial assets and liabilities by category as of March 31, 2019 and December 31, 2018, are as follows:

	March 31, 2019
	Financial instruments at fair value through profit or loss		Financial instruments measured at fair value through other comprehensive income				Financial instruments at amortized cost		Derivatives held for hedging		Total
			Financial assets mandatorily measured at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	19,184,293	~~W~~	—	~~W~~	19,184,293
Financial assets at fair value through profit or loss		49,480,097		—		—		—		—		49,480,097
Derivatives		2,219,676		—		—		—		109,096		2,328,772
Loans at amortized cost		—		—		—		320,948,427		—		320,948,427
Financial investments		—		37,260,845		2,398,968		25,018,994		—		64,678,807
Other financial assets		—		—		—		15,038,037		—		15,038,037

	~~W~~	51,699,773	~~W~~	37,260,845	~~W~~	2,398,968	~~W~~	380,189,751	~~W~~	109,096	~~W~~	471,658,433

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)
	March 31, 2019
	Financial instruments at fair value through profit or loss
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,943,015	~~W~~	13,458,195	~~W~~	—	~~W~~	—	~~W~~	16,401,210
Derivatives		2,410,478		—		—		166,998		2,577,476
Deposits		—		—		282,738,677		—		282,738,677
Debts		—		—		30,994,102		—		30,994,102
Debentures		—		—		51,667,074		—		51,667,074
Other financial liabilities		—		—		27,297,215		—		27,297,215

	~~W~~	5,353,493	~~W~~	13,458,195	~~W~~	392,697,068	~~W~~	166,998	~~W~~	411,675,754

	December 31, 2018
			Financial instruments measured at fair value through other comprehensive income
	Financial instruments at fair value through profit or loss		Financial assets mandatorily measured at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	20,274,490	~~W~~	—	~~W~~	20,274,490
Financial assets at fair value through profit or loss		50,987,847		—		—		—		—		50,987,847
Derivatives		1,915,532		—		—		—		110,430		2,025,962
Loans at amortized cost		—		—		—		319,201,603		—		319,201,603
Financial investments		—		35,633,456		2,370,116		23,661,522		—		61,665,094
Other financial assets		—		—		—		8,133,556		—		8,133,556

	~~W~~	52,903,379	~~W~~	35,633,456	~~W~~	2,370,116	~~W~~	371,271,171	~~W~~	110,430	~~W~~	462,288,552

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)
	December 31, 2018
	Financial instruments at fair value through profit or loss
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,823,820	~~W~~	12,503,039	~~W~~	—	~~W~~	—	~~W~~	15,326,859
Derivatives		2,724,994		—		—		176,253		2,901,247
Deposits		—		—		276,770,449		—		276,770,449
Debts		—		—		33,004,834		—		33,004,834
Debentures		—		—		53,278,697		—		53,278,697
Other financial liabilities		—		—		19,828,307		—		19,828,307

	~~W~~	5,548,814	~~W~~	12,503,039	~~W~~	382,882,287	~~W~~	176,253	~~W~~	401,110,393

7. Due from Financial Institutions at amortized cost

Details of due from financial institutions as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate(%)	March 31, 2019		December 31, 2018
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00 ~ 1.77	~~W~~	8,033,653	~~W~~	8,723,761
	Due from banking institutions	Standard Chartered Bank Korea Limited and others	0.00 ~ 2.75		3,299,927		3,245,841
	Due from others	Korea Securities Finance Corporation and others	—		850,917		1,132,908

					12,184,497		13,102,510

Due from financial institutions in foreign currencies	Due from banking institutions in foreign currencies	Bank of Korea and others	—		2,058,073		1,734,660
	Time deposits in foreign currencies	CHINA CITIC BANK BEIJING BEIYUAN SUB-BRANCH and others	0.00 ~ 7.35		1,184,182		1,001,600
	Due from others	SOCIETE GENERALE and others	—		1,154,034		1,379,537

					4,396,289		4,115,797

				~~W~~	16,580,786	~~W~~	17,218,307

[1]	Before netting of allowance.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Restricted cash from financial institutions as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)		Financial Institutions	March 31, 2019	December 31, 2018		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	~~W~~8,033,653	~~W~~	8,723,761	Bank of Korea Act
	Due from banking institutions	Standard Chartered Bank Korea Limited and others	1,728,209		1,348,099	Net settlement and others
	Due from others	Korea Securities Finance Corportion and others	456,586		655,194	Derivatives margin account and others

			10,218,448		10,727,054

Due from financial institutions in foreign currencies	Due from banking institutions in foreign currencies	Bank of Korea and others	800,531		375,130	Bank of Korea Act and others
	Time deposits in foreign currencies	Bank of Communications NY Branch and others	31,233		30,538	Bank Act of the State of New York
	Due from others	Societe Generale and others	1,087,061		1,214,905	Derivatives margin account and others

			1,918,825		1,620,573

			~~W~~12,137,273	~~W~~	12,347,627

[1]	Before netting of allowance.

Changes in the allowances for due from financial institutions losses

Changes in the allowances for due from financial institutions losses for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)
	2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,019	~~W~~	—	~~W~~	—
Transfer between stages
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		—		—		—
Provision (reversal) for loan losses		359		—		—
Others (change of currency ratio, etc.)		52		—		—

Ending	~~W~~	2,430	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)
	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired
Beginning[1]	~~W~~	1,797	~~W~~	—	~~W~~	—
Transfer between stages
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		—		—		—
Provision (reversal) for loan losses		(267)		—		—
Others (change of currency ratio, etc.)		34		—		—

Ending	~~W~~	1,564	~~W~~	—	~~W~~	—

[1]	Restated based on Korean IFRS 1109.

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group applies fair value hedge accounting using cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debts in Korean won, financial debentures in foreign currencies, structured deposits in Korean won, and structured deposits in foreign currencies. In addition, the Group applies net investment hedge accounting by designating financial debentures in foreign currencies as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Details of derivative financial instruments held for trading as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	570,000	~~W~~	—	~~W~~	64,085
Futures[1]		6,564,130		1,950		3,061
Swaps		224,399,922		422,775		472,079
Options		17,307,756		196,424		300,521

		248,841,808		621,149		839,746

Currency
Forwards		81,117,826		821,205		700,838
Futures[1]		610,878		552		101
Swaps		37,653,911		449,989		494,842
Options		2,808,266		6,653		13,530

		122,190,881		1,278,399		1,209,311

Stock and index
Futures[1]		1,387,036		3,419		11,970
Swaps		8,099,371		163,770		98,764
Options		8,480,069		63,982		193,343

		17,966,476		231,171		304,077

Credit
Swaps		4,544,590		25,302		18,734

		4,544,590		25,302		18,734

Commodity
Futures[1]		9,588		61		89
Swaps		128,243		2,100		366

		137,831		2,161		455

Other		2,617,252		61,494		38,155

	~~W~~	396,298,838	~~W~~	2,219,676	~~W~~	2,410,478

(In millions of Korean won)	December 31, 2018
	Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	570,000	~~W~~	—	~~W~~	55,056
Futures[1]		4,269,407		1,124		3,852
Swaps		219,558,592		421,591		471,915
Options		16,937,362		159,218		276,392

		241,335,361		581,933		807,215

Currency
Forwards		74,189,998		622,745		548,127
Futures[1]		602,805		37		240
Swaps		36,073,995		470,499		452,390
Options		2,449,469		6,071		13,602

		113,316,267		1,099,352		1,014,359

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Stock and index
Futures[1]		1,155,861		4,902		10,820
Swaps		8,190,648		82,803		321,135
Options		5,442,775		70,740		464,226

		14,789,284		158,445		796,181

Credit
Swaps		4,300,208		32,711		25,047

		4,300,208		32,711		25,047

Commodity
Futures[1]		5,807		150		128
Swaps		140,382		2,202		3,199

		146,189		2,352		3,327

Other		2,361,827		40,739		78,865

	~~W~~	376,249,136	~~W~~	1,915,532	~~W~~	2,724,994

[1]	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.

The average of hedge ratio for each type of hedge accounting as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)
	March 31, 2019
	1 year		2 years		3 years		4 years		5 years		More 5 years		Total
Fair value hedge
The quantity of the hedging instrument	~~W~~	1,251,391	~~W~~	1,378,390	~~W~~	1,057,666	~~W~~	488,660	~~W~~	297,546	~~W~~	1,797,292	~~W~~	6,270,945
Average ratio of hedging (%)		100.00		100.00		100.13		104.07		115.55		96.74		100.00
Cash flow hedge
The quantity of the hedging instrument		2,095,386		1,485,213		695,832		1,007,509		477,402		50,000		5,811,342
Average ratio of hedging (%)		100.00		100.00		100.00		100.00		100.00		100.00		100.00
Hedge of net investments in a foreign operations
The quantity of the hedging instrument		260,298		—		—		—		—		—		260,298
Average ratio of hedging (%)		100.00		—		—		—		—		—		100.00

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

	December 31, 2018
	1 year	2 years	3 years	4 years	5 years	More than 5 years	Total
Fair value hedge
The quantity of the hedging instrument	1,371,901	728,308	1,372,040	567,030	195,392	1,308,602	5,543,273
Average ratio of hedging (%)	100.73	98.65	100.00	100.00	100.00	100.00	100.00
Cash flow hedge
The quantity of the hedging instrument	2,641,861	1,403,129	902,911	919,258	525,629	50,000	6,442,788
Average ratio of hedging (%)	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Hedge of net investments in a foreign operations
The quantity of the hedging instrument	528,025	2,942	—	—	—	—	530,967
Average ratio of hedging (%)	100.00	100.00	—	—	—	—	100.00

Fair Value Hedge

Details of derivative instruments designated as fair value hedge as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)		March 31, 2019
		Carrying amount				Accumulated adjusted amount				Changes in the fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting Interest rate	Debt securities in KRW	~~W~~	468,036	~~W~~	—	~~W~~	1,940	~~W~~	—	~~W~~	1,960
	Debt securities in foreign currencies		1,004,056		—		2,351		—		9,769
	Deposits in foreign currencies		—		854,476		—		(55,764)		(33,501)
	Debts in KRW		—		350,459		—		20,459		(1,206)
	Debts in foreign currencies		—		1,992,843		—		1,693		(25,766)

			1,472,092		3,197,778		4,291		(33,612)		(48,744)

Currency	Debt securities in foreign currencies		2,831,953		—		(38,187)		—		29,919

			2,831,953		—		(38,187)		—		29,919

		~~W~~	4,304,045	~~W~~	3,197,778	~~W~~	(33,896)	~~W~~	(33,612)	~~W~~	(18,825)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)		December 31, 2018
		Carrying amount				Accumulated adjusted amount				Changes in the fair value[1]
		Assets		Liabilities		Assets		Liabilities
Hedge accounting Interest rate	Debt securities in KRW	~~W~~	465,213	~~W~~	—	~~W~~	1,214	~~W~~	—	~~W~~	(502)
	Debt securities in foreign currencies		702,727		—		(9,790)		—		(6,611)
	Deposits in foreign currencies		—		805,215		—		(89,265)		49,778
	Debts in KRW		—		349,252		—		19,252		913
	Debts in foreign currencies		—		1,429,457		—		(24,073)		9,736

			1,167,940		2,583,924		(8,576)		(94,086)		53,314

Currency	Debt securities in foreign currencies		1,845,253		—		(75,255)		—		(10,487)

			1,845,253		—		(75,255)		—		(10,487)

		~~W~~	3,013,193	~~W~~	2,583,924	~~W~~	(83,831)	~~W~~	(94,086)	~~W~~	42,827

[1]	Fair value changes in the three-month period ended March 31, 2018

Details of derivative instruments designated as fair value hedge as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Notional amount		Assets		Liabilities		Changes in the fair value
Interest rate
Swaps	~~W~~	4,685,042	~~W~~	83,928	~~W~~	55,901	~~W~~	53,114
Currency
Forwards		1,585,903		1,608		38,706		(33,028)

	~~W~~	6,270,945	~~W~~	85,536	~~W~~	94,607	~~W~~	20,086

	December 31, 2018
	Notional amount		Assets		Liabilities		Changes in the fair value[1]
Interest rate
Swaps	~~W~~	3,845,555	~~W~~	58,933	~~W~~	88,017	~~W~~	(52,359)
Currency
Forwards		1,697,718		5,923		32,565		13,324
Others		—		—		—		(56)

	~~W~~	5,543,273	~~W~~	64,856	~~W~~	120,582	~~W~~	(39,091)

[1]	Fair value changes in the three-month period ended March 31, 2018

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Details of hedge ineffectiveness recognized in profit or loss from derivatives for the period ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	Hedge ineffectiveness recognized in profit or loss
	2019		2018
From hedge accounting
Interest rate	~~W~~	4,371	~~W~~	899
Currency rate		(3,110)		2,836

	~~W~~	1,261	~~W~~	3,735

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Gains (losses) on hedging instruments	~~W~~	17,159	~~W~~	(40,100)
Gains (losses) on the hedged items attributable to the hedged risk		(18,711)		42,886

	~~W~~	(1,552)	~~W~~	2,786

Cash Flow Hedge

Details of derivative instruments designated as cash flow hedge as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of Korean won)	March 31, 2019
	Changes in fair value		Other comprehensive income for cash flow hedge
Hedge accounting
Interest rate	~~W~~	14,763	~~W~~	(6,863)
Foreign currency change risk		20,420		(5,992)

	~~W~~	35,183	~~W~~	(12,855)

(In millions of Korean won)	December 31, 2018
	Changes in fair value		Other comprehensive income for cash flow hedge
Hedge accounting
Interest rate	~~W~~	5,971	~~W~~	4,686
Foreign currency change risk		18,650		1,163

	~~W~~	24,621	~~W~~	5,849

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Details of derivative instruments designated as cash flow hedge as of March 31, 2019 and December 31, 2018, are as follows:

	March 31, 2019
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	3,551,428	~~W~~	8,397	~~W~~	18,385	~~W~~	(14,871)
Currency
Swaps		2,259,914		14,587		49,078		(19,556)

	~~W~~	5,811,342	~~W~~	22,984	~~W~~	67,463	~~W~~	(34,427)

	December 31, 2018
	Notional amount		Assets		Liabilities		Changes in fair value[1]
Interest rate
Swaps	~~W~~	4,142,336	~~W~~	17,891	~~W~~	12,766	~~W~~	10,696
Currency
Swaps		2,300,452		22,759		40,493		20,243

	~~W~~	6,442,788	~~W~~	40,650	~~W~~	53,259	~~W~~	30,939

[1]	Fair value changes in the three-month period ended March 31, 2018

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Gains (losses) on hedging instruments	~~W~~	(34,427)	~~W~~	30,939
Gains (losses) on effectiveness (amount recognized in other comprehensive income)		(35,705)		29,143

Gains (losses) on ineffectiveness	~~W~~	1,278	~~W~~	1,796

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Amount recognized in other comprehensive income	~~W~~	(35,705)	~~W~~	29,143
Amount reclassified from equity to profit or loss		10,314		(12,170)
Tax effect		6,687		(6,931)

	~~W~~	(18,704)	~~W~~	10,042

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Hedge on Net Investments in Foreign Operations

Details of derivative instruments designated as foreign operations net investments hedge as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Changes in fair value		Other comprehensive income for hedge on net investment in a foreign operation
Hedge accounting
Currency(foreign currency change risk)	~~W~~	5,932	~~W~~	(36,439)

(In millions of Korean won)	December 31, 2018
	Changes in fair value		Other comprehensive income for hedge on net investment in a foreign operation
Hedge accounting
Currency(foreign currency change risk)	~~W~~	25,198	~~W~~	(33,092)

Details of financial instruments designated as fair value hedge as of March 31, 2019 and December 31, 2018, are as follows:

	March 31, 2019
	Nominal amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	260,298	~~W~~	576	~~W~~	4,928	~~W~~	(4,357)
Financial debentures in foreign currencies		91,024		—		90,598		(1,575)

	~~W~~	351,322	~~W~~	576	~~W~~	95,526	~~W~~	(5,932)

	December 31, 2018
	Nominal amount		Assets		Liabilities		Changes in fair value[1]
Currency
Forwards	~~W~~	530,967	~~W~~	4,924	~~W~~	2,412	~~W~~	2,098
Financial debentures in foreign currencies		89,448		—		89,109		466

	~~W~~	620,415	~~W~~	4,924	~~W~~	91,521	~~W~~	2,564

[1]	Fair value changes in the three-month period ended March 31, 2018

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

The fair value of non-derivative financial instruments designated as hedging instruments as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Financial debentures in foreign currencies	~~W~~	90,737	~~W~~	88,785

Gain or loss from hedging instruments in hedge of net investments in foreign operations and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Gains (losses) on hedging instruments	~~W~~	(5,932)	~~W~~	2,153
Effective portion of gains (losses) on hedges of net investments in foreign operations		(5,932)		2,153

Ineffective portion of gain on hedges of net investments in foreign operations		—		—

The effective portion of gains (losses) on hedging instruments recognized in other comprehensive income for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Amount recognized in other comprehensive income	~~W~~	(5,932)	~~W~~	2,153
Reclassified amount of a gain or loss of the current term on other comprehensive income		1,316		—
Tax effect		1,269		(592)

Amount recognized in other comprehensive income, net of tax	~~W~~	(3,347)	~~W~~	1,561

9. Loans at amortized cost

Details of loans as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Loans at amortized cost	~~W~~	322,761,411	~~W~~	321,058,158
Deferred loan origination fees and costs		746,920		753,126
Less: Allowances for loan losses		(2,559,904)		(2,609,681)

Carrying amount	~~W~~	320,948,427	~~W~~	319,201,603

Details of loans for other banks as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Loans at amortized cost	~~W~~	3,817,263	~~W~~	3,484,210
Less: Allowances for loan losses		(630)		(620)

Carrying amount	~~W~~	3,816,633	~~W~~	3,483,590

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Details of loan types and customer types of loans to customers, other than banks, as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	153,512,861	~~W~~	123,844,953	~~W~~	—	~~W~~	277,357,814
Loans in foreign currencies		333,451		5,009,664		—		5,343,115
Domestic import usance bills		—		2,596,119		—		2,596,119
Off-shore funding loans		—		1,042,884		—		1,042,884
Call loans		—		1,000,200		—		1,000,200
Bills bought in Korean won		—		2,708		—		2,708
Bills bought in foreign currencies		—		3,727,101		—		3,727,101
Guarantee payments under payment guarantee		45		7,001		—		7,046
Credit card receivables in Korean won		—		—		16,855,623		16,855,623
Credit card receivables in foreign currencies		—		—		3,015		3,015
Reverse repurchase agreements		—		4,351,800		—		4,351,800
Privately placed bonds		—		797,490		—		797,490
Factored receivables		200		3,698		—		3,898
Lease receivables		1,631,547		140,182		—		1,771,729
Loans for installment credit		4,801,244		29,282		—		4,830,526

		160,279,348		142,553,082		16,858,638		319,691,068

Proportion (%)		50.14		44.59		5.27		100.00
Less: Allowances		(666,776)		(1,178,316)		(714,182)		(2,559,274)

	~~W~~	159,612,572	~~W~~	141,374,766	~~W~~	16,144,456	~~W~~	317,131,794

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	152,523,852	~~W~~	124,334,950	~~W~~	—	~~W~~	276,858,802
Loans in foreign currencies		259,015		4,711,234		—		4,970,249
Domestic import usance bills		—		2,817,174		—		2,817,174
Off-shore funding loans		—		844,954		—		844,954
Call loans		—		1,473,397		—		1,473,397
Bills bought in Korean won		—		3,057		—		3,057
Bills bought in foreign currencies		—		3,427,368		—		3,427,368
Guarantee payments under payment guarantee		46		4,104		—		4,150
Credit card receivables in Korean won		—		—		17,346,224		17,346,224
Credit card receivables in foreign currencies		—		—		7,834		7,834
Reverse repurchase agreements		—		3,341,700		—		3,341,700
Privately placed bonds		—		823,178		—		823,178
Factored receivables		446		5,939		—		6,385
Lease receivables		1,712,597		81,985		—		1,794,582
Loans for installment credit		4,582,913		25,107		—		4,608,020

		159,078,869		141,894,147		17,354,058		318,327,074

Proportion (%)		49.97		44.57		5.46		100.00
Less: Allowances		(642,897)		(1,255,223)		(710,941)		(2,609,061)

	~~W~~	158,435,972	~~W~~	140,638,924	~~W~~	16,643,117	~~W~~	315,718,013

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

10. Allowances for Loan Losses

Changes in the allowances for loan losses for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Retails						Corporates						Credit cards
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non- impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	~~W~~	237,440	~~W~~	215,743	~~W~~	189,714	~~W~~	214,312	~~W~~	318,656	~~W~~	722,875	~~W~~	180,467	~~W~~	290,025	~~W~~	240,449
Transfer between stages
Transfer to 12-month expected credit losses		32,718		(32,368)		(350)		36,898		(10,309)		(26,589)		38,531		(38,134)		(397)
Transfer to lifetime expected credit losses		(26,260)		35,297		(9,037)		(13,332)		18,687		(5,355)		(24,165)		25,155		(990)
Impairment		(397)		(39,096)		39,493		(802)		(15,914)		16,716		(602)		(58,769)		59,371
Write-offs		12		6		(97,590)		—		3		(58,673)		—		—		(126,727)
Disposal		(122)		(13)		(37)		—		—		—		—		—		(21)
Provision (reversal) for loan losses[1,2]		(6,737)		43,254		85,366		(15,517)		3,124		(7,610)		(12,697)		65,603		79,504
Others (change of currency ratio, etc.)		23		43		(326)		605		1,398		(227)		—		—		(2,421)

Ending	~~W~~	236,677	~~W~~	222,866	~~W~~	207,233	~~W~~	222,164	~~W~~	315,645	~~W~~	641,137	~~W~~	181,534	~~W~~	283,880	~~W~~	248,768

[1]

Provision for credit losses in statements of comprehensive income also include provision (reversal) for due from financial institutions (Note 7), and provision (reversal) for securities (Note 11), provision for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantees contracts (Note 22), and provision (reversal) for other financial assets (Note 17).

[2]	Included 87,147 million from recover from write-offs

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)	March 31, 2018
	Retails						Corporates						Credit cards
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non- impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning[2]	~~W~~	246,197	~~W~~	196,387	~~W~~	189,794	~~W~~	208,353	~~W~~	275,722	~~W~~	865,065	~~W~~	154,076	~~W~~	260,162	~~W~~	213,181
Transfer between stages
Transfer to 12-month expected credit losses		34,636		(34,436)		(200)		8,094		(7,272)		(822)		34,258		(33,432)		(826)
Transfer to lifetime expected credit losses		(22,412)		27,122		(4,710)		(5,269)		6,535		(1,266)		(21,247)		22,281		(1,034)
Impairment		(664)		(24,185)		24,849		(580)		(10,413)		10,993		(426)		(48,076)		48,502
Write-offs		—		—		(93,590)		—		—		(47,797)		—		—		(111,664)
Disposal		(90)		(2)		—		—		—		—		—		—		—
Provision (reversal) for loan losses[1,3]		(10,435)		25,977		75,380		(17,137)		22,037		50,973		(6,007)		62,046		74,524
Others (change of currency ratio, etc.)		93		(53)		559		(845)		(216)		(925)		—		—		(1,927)

Ending	~~W~~	247,325	~~W~~	190,810	~~W~~	192,082	~~W~~	192,616	~~W~~	286,393	~~W~~	876,221	~~W~~	160,654	~~W~~	262,981	~~W~~	220,756

[1]

Provision for credit losses in statements of comprehensive income also include provision (reversal) for due from financial institutions (Note 7), and provision (reversal) for securities (Note 11), provision for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantees contracts (Note 22), and provision (reversal) for other financial assets (Note 17).

[2]	Restated based on Korean IFRS 1109.
[3]	Recovery of written-off loans amounting to ~~W~~ 102,001 million is included.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

The Group manages the written-off loans that their extinctive prescription did not occur, and that are not collected; the balance of those are ~~W~~ 12,050,303 million as of March 31, 2019

Changes in the book value of loans at amortized cost for the three-month periods ended March 31, 2019, are as follows:

(In millions of Korean won)	2019

	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	293,296,370	~~W~~	26,417,165	~~W~~	2,097,749
Transfer between stages
Transfer to 12-month expected credit losses		821,979		(789,276)		(32,703)
Transfer to lifetime expected credit losses		(1,433,963)		1,453,853		(19,890)
Transfer to lifetime expected credit losses (impaired)		(24,798)		(348,853)		373,651
Write-offs		12		9		(282,990)
Disposal		(605,666)		(2,470)		(1,917)
Net increase(decrease) (Execution, repayment and others)		1,704,491		902,782		(17,204)

Ending	~~W~~	293,758,425	~~W~~	27,633,210	~~W~~	2,116,696

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	8,087,249
Financial bonds		14,189,217
Corporate bonds		2,858,964
Asset-backed securities		85,547
Beneficiary certificates		10,555,557
Derivatives linked securities		3,650,373
Other debt securities		6,356,845
Equity securities:
Stocks		1,424,502
Other equity securities		142,815
Loans:
Private placed corporate bonds		819,723
Other loans		893,232
Due from financial institutions:
Other due from financial institutions		342,925
Others		73,148

		49,480,097

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Financial Investments
Financial assets measured at fair value through other comprehensive income
Debt securities:
Government and public bonds		4,565,892
Financial bonds		20,446,092
Corporate bonds		10,367,589
Asset-backed securities		1,475,987
Other debt securities		24,714
Equity securities:
Stocks		2,286,874
Equity investments		39,961
Other equity securities		72,133
Loans:
Private placed corporate bonds		380,571

		39,659,813

Financial assets at amortized cost
Debt securities:
Government and public bonds		5,295,063
Financial bonds		7,727,094
Corporate bonds		7,146,773
Asset-backed securities		4,851,858
Allowance		(1,794)

		25,018,994

	~~W~~	64,678,807

(In millions of Korean won)	December 31, 2018
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	7,922,936
Financial bonds		14,978,408
Corporate bonds		4,101,066
Asset-backed securities		84,382
Beneficiary certificates		10,252,377
Derivatives linked securities		3,516,626
Other debt securities		7,429,687
Equity securities:
Stocks		1,094,441
Other equity securities		193,221
Loans:
Private placed corporate bonds		823,071
Other loans		131,105
Due from financial institutions:
Other due from financial institutions		381,719
Others		78,808

		50,987,847

Financial Investments
Financial assets measured at fair value through other comprehensive income
Debt securities:
Government and public bonds		3,475,214
Financial bonds		20,107,719

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Corporate bonds		10,540,985
Asset-backed securities		1,100,041
Other debt securities		19,675
Equity securities:
Stocks		2,262,379
Equity investments		38,584
Other equity securities		69,153
Loans:
Private placed corporate bonds		389,822

		38,003,572

Financial assets at amortized cost
Debt securities:
Government and public bonds		5,090,051
Financial bonds		6,847,055
Corporate bonds		6,943,332
Asset-backed securities		4,782,800
Allowance		(1,716)

		23,661,522

	~~W~~	61,665,094

Dividend incomes from the equity securities measured at fair value through other comprehensive income for the three-month period ended March 31, 2019 and 2018 are as follows:

(In millions of Korean won)	2019
	From the financial asset derecognized			From the remaining financial asset
Equity securities at fair value through other comprehensive income
Stocks	Listed	~~W~~	—	~~W~~	14,896
	Unlisted		—		24,888
Other			—		737

		~~W~~	—	~~W~~	40,521

(In millions of Korean won)	2018
	From the financial asset derecognized			From the remaining financial asset
Equity securities at fair value through other comprehensive income
Stocks	Listed	~~W~~	—	~~W~~	12,527
	Unlisted		—		23,214

		~~W~~	—	~~W~~	35,741

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

The derecognized equity securities, measured at fair value through other comprehensive income for the three-month period ended March 31, 2019 and 2018 are as follows:

(In millions of Korean won)	2019
	Disposal price			Accumulated OCI as of disposal date
Equity securities at fair value through other comprehensive income
Stocks	Listed	~~W~~	12,308	~~W~~	(25,278)
	Unlisted		737		(114)

		~~W~~	13,045	~~W~~	(25,392)

(In millions of Korean won)	2018
	Disposal price			Accumulated OCI as of disposal date
Equity securities at fair value through other comprehensive income
Stocks	Listed	~~W~~	1,198	~~W~~	(3,486)
	Unlisted		480		480

		~~W~~	1,678	~~W~~	(3,006)

Provision, and reversal for the allowance of financial investments for the three-month period ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Impairment losses		Reversal of impairment		Total
Securities measured at fair value through other comprehensive income	~~W~~	595	~~W~~	282	~~W~~	313
Loans measured at fair value through other comprehensive income		5		11		(6)
Securities measured at amortized cost		129		56		73

	~~W~~	729	~~W~~	349	~~W~~	380

(In millions of Korean won)	2018
	Impairment losses		Reversal of impairment		Total
Securities measured at fair value through other comprehensive income	~~W~~	724	~~W~~	763	~~W~~	(39)
Securities measured at amortized cost		137		59		78

	~~W~~	861	~~W~~	822	~~W~~	39

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Changes in the allowances for financial investments for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019

	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	5,657	~~W~~	192	~~W~~	322
Transfer between stages
Transfer to 12-month expected credit losses		189		(189)		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		(157)		—		—
Provision (reversal) for loan losses		400		—		(20)
Others (change of currency ratio, etc.)		34		—		—

Ending	~~W~~	6,123	~~W~~	3	~~W~~	302

(In millions of Korean won)	2018

	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning[1]	~~W~~	4,937	~~W~~	482	~~W~~	720
Transfer between stages
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		(58)		—		—
Provision (reversal) for loan losses		156		—		(117)
Others (change of currency ratio, etc.)		—		(2)		—

Ending	~~W~~	5,035	~~W~~	480	~~W~~	603

1 Prepared in accordance with Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

12. Investments in Associates and joint ventures

Investments in associates and joint ventures as of March 31, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	March 31, 2019
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB Pre IPO Secondary Venture Fund 1st1	15.19	~~W~~	1,454	~~W~~	1,679	~~W~~	1,679	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		133,901		132,055	Investment finance	Korea
KB-KDBC New Technology Business Fund[7]	66.66		15,000		14,331		14,331	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,535		20,123	Investment finance	Korea
PT Bank Bukopin TBK[13,14]	22.00		116,422		109,103		116,716	Banking and foreign exchange transaction	Indonesia
Sun Surgery Center Inc.	28.00		2,682		2,851		2,855	Hospital	United States of America
Dae-A Leisure Co., Ltd.[5]	49.36		—		1,613		578	Earth works	Korea
Doosung Metal Co., Ltd [5]	26.52		—		(62)		—	Manufacture of metal products	Korea
RAND Bio Science Co., Ltd.	21.91		2,000		19		88	Research and experimental development on medical sciences and pharmacy	Korea
Balhae Infrastructure Company[1]	12.61		104,813		106,516		106,516	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		18,038		18,435		18,435	Investment finance	Korea
Acts Co., Ltd.[9]	7.14		500		(122)		—	Manufacture of optical lens and elements	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		15,564		11,348	Installment loan	Korea
Wise Asset Management Co., Ltd.[6]	33.00		—		—		—	Asset management	Korea
Incheon Bridge Co., Ltd.[1]	14.99		9,158		(16,222)		—	Operation of highways and related facilities	Korea
Jungdong Steel Co., Ltd.[5]	42.88		—		(433)		—	Wholesale of primary metal	Korea
Kendae Co., Ltd.[5]	41.01		—		(252)		98	Screen printing	Korea
Dongjo Co., Ltd.[5]	29.29		—		806		115	Wholesale of agricultural and forestry machinery and equipment	Korea
Dpaps Co., Ltd.[5]	38.62		—		—		—	Wholesale of paper products	Korea
Big Dipper Co., Ltd.	29.33		440		130		245	Big data consulting	Korea
Builton Co., Ltd.[11]	21.96		800		122		554	Software development and supply	Korea
Shinla Construction Co., Ltd.[5]	20.24		—		(551)		—	Specialty construction	Korea
Shinhwa Underwear Co., Ltd.[5]	26.24		—		16		258	Manufacture of underwears and sleepwears	Korea

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

A-PRO Co., Ltd.[1]	13.71	1,500	848	1,403	Manufacture of electric power storage system	Korea
MJT&I Co., Ltd.[5]	22.89	—	(613)	116	Wholesale of other goods	Korea
Jaeyang Industry Co., Ltd.[5]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Jungdo Co., Ltd.[5]	25.53	—	1,492	—	Office, commercial and institutional building construction	Korea
Jinseung Tech Co., Ltd.[5]	30.04	—	(194)	—	Manufacture of other general-purpose machinery n.e.c.	Korea
Terra Co., Ltd.[5]	24.06	—	2	—	Manufacture of hand-operated kitchen appliances and metal ware	Korea
Paycoms Co., Ltd.[8]	11.70	800	57	156	System software publishing	Korea
Food Factory Co., Ltd.[10]	22.22	1,000	250	1,000	Farm product distribution industry	Korea
Korea NM Tech Co., Ltd.[5]	22.41	—	552	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
KB IGen Private Equity Fund No.1[1]	0.03	—	—	—	Investment finance	Korea
KB No.10 Special Purpose Acquisition Company[1,2]	0.19	10	20	20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[1,3]	0.31	10	19	19	SPAC	Korea
KB No.17 Special Purpose Acquisition Company[1,4]	0.02	1	2	2	SPAC	Korea
KB Private Equity FundIII[1]	15.68	8,000	7,811	7,811	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00	4,500	5,998	5,998	Credit information	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No.2	25.00	12,970	14,833	14,833	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[1]	5.64	1,842	1,650	1,650	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25	5,000	4,393	4,393	Investment finance	Korea
GH Real Estate I LP	42.00	17,678	17,603	17,603	Asset management	Guernsey
KBTS Technology Venture Private Equity Fund[7]	56.00	16,016	15,437	15,437	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund[7]	42.55	8,000	7,813	7,815	Investment finance	Korea
KB-SJ Tourism Venture Fund[1,7]	18.52	2,500	2,355	2,355	Investment finance	Korea
UNION Media Commerce Fund	29.00	1,000	962	962	Investment finance	Korea
CHONG IL MACHINE & TOOLS CO.,LTD.[5]	21.71	—	(126)	—	Machinery and equipment wholesale	Korea
IMT TECHNOLOGY CO.,LTD. [5]	25.29	—	22	3	Computer Peripherals Distribution	Korea
IWON ALLOY CO.,LTD. [5]	23.31	—	394	—	Manufacture of smelting, refining and alloys	Korea
CARLIFE CO.,LTD. [5]	24.39	—	(75)	—	Publishing of magazines and periodicals (publishing industry)	Korea
COMPUTERLIFE CO.,LTD.,5	45.71	—	(329)	—	Publishing of magazines and periodicals (publishing industry)	Korea
SKYDIGITAL INC.[5]	20.40	—	(248)	—	Multi Media, Manufacture of Multi Media Equipment	Korea
JO YANG INDUSTRIAL CO., LTD.[5]	23.14	—	75	—	Manufacture of Special Glass	Korea

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

IL-KWANG ELECTRONIC MATERIALS CO.,LTD. [5]	29.06		—		(398)		—	Electronic parts	Korea
SO-MYUNG RECYCLING CO.,LTD .[5]	20.23		—		184		—	Nonferrous metals	Korea
IDTECK CO., LTD [5]	38.63		—		(122)		—	Other manufacturing of wireless telecommunications equipment	Korea

		~~W~~	495,814	~~W~~	488,094	~~W~~	507,570

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(in millions of Korean won)	December 31, 2018
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB Pre IPO Secondary Venture Fund 1st1	15.19	~~W~~	1,454	~~W~~	1,649	~~W~~	1,649	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		136,208		134,362	Investment finance	Korea
KB-KDBC New Technology Business Fund[7]	66.66		15,000		14,594		14,594	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,252		19,839	Investment finance	Korea
PT Bank Bukopin TBK[13,14]	22.00		116,422		106,484		113,932	Banking and foreign exchange transaction	Indonesia
Sun Surgery Center Inc.	28.00		2,682		2,760		2,715	Hospital	United States of America
Dae-A Leisure Co., Ltd.[5]	49.36		—		1,613		578	Earth works	Korea
Doosung Metal Co., Ltd [5]	26.52		—		(16)		—	Manufacture of metal products	Korea
RAND Bio Science Co., Ltd.	21.91		2,000		185		843	Research and experimental development on medical sciences and pharmacy	Korea
Balhae Infrastructure Company[1]	12.61		104,622		108,050		108,050	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		18,038		18,134		18,134	Investment finance	Korea
Acts Co., Ltd.[9]	7.14		500		(14)		—	Manufacture of optical lens and elements	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		15,257		10,672	Installment loan	Korea
Wise Asset Management Co., Ltd.[6]	33.00		—		—		—	Asset management	Korea
Incheon Bridge Co., Ltd.[1]	14.99		9,158		(16,689)		—	Operation of highways and related facilities	Korea
Jungdong Steel Co., Ltd.[5]	42.88		—		(433)		—	Wholesale of primary metal	Korea
Kendae Co., Ltd.[5]	41.01		—		(252)		98	Screen printing	Korea
Dongjo Co., Ltd.[5]	29.29		—		806		115	Wholesale of agricultural and forestry machinery and equipment	Korea
Dpaps Co., Ltd.[5]	38.62		—		14		—	Wholesale of paper products	Korea
Big Dipper Co., Ltd.	29.33		440		166		280	Big data consulting	Korea
Builton Co., Ltd.[11]	21.96		800		67		304	Software development and supply	Korea
Shinla Construction Co., Ltd.[5]	20.24		—		(551)		—	Specialty construction	Korea
Shinhwa Underwear Co., Ltd.[5]	26.24		—		(57)		185	Manufacture of underwears and sleepwears	Korea
A-PRO Co., Ltd.[1]	13.71		1,500		1,554		1,403	Manufacture of electric power storage system	Korea
MJT&I Co., Ltd.[5]	22.89		—		(606)		122	Wholesale of other goods	Korea
Jaeyang Industry Co., Ltd.[5]	20.86		—		(552)		—	Manufacture of luggage and other protective cases	Korea
Jungdo Co., Ltd.[5]	25.53		—		1,492		—	Office, commercial and institutional building construction	Korea

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Jinseung Tech Co., Ltd.[5]	30.04		—		(176)		—	Manufacture of other general-purpose machinery n.e.c.	Korea
Terra Co., Ltd.[5]	24.06		—		2		—	Manufacture of hand-operated kitchen appliances and metal ware	Korea
Paycoms Co., Ltd.[8]	11.70		800		71		103	System software publishing	Korea
Food Factory Co., Ltd.[10]	22.22		1,000		206		928	Farm product distribution industry	Korea
Korea NM Tech Co., Ltd.[5]	22.41		—		552		—	Manufacture of motor vehicles, trailers and semitrailers	Korea
KB IGen Private Equity Fund No.1[1]	0.03		—		—		—	Investment finance	Korea
KB No.9 Special Purpose Acquisition Company1,	0.11		24		31		31	SPAC	Korea
KB No.10 Special Purpose Acquisition Company[1,2]	0.19		10		20		20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[1,3]	0.31		10		19		19	SPAC	Korea
KB Private Equity FundIII[1]	15.68		8,000		7,830		7,830	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		5,941		5,941	Credit information	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		364		233		233	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No.2	25.00		12,970		14,601		14,601	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[1]	5.64		1,842		1,581		1,581	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		5,000		4,463		4,463	Investment finance	Korea
GH Real Estate I LP	42.00		17,678		17,252		17,252	Asset management	Guernsey
KBTS Technology Venture Private Equity Fund[7]	56.00		14,224		13,777		13,777	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund[7]	42.55		8,000		7,930		7,930	Investment finance	Korea
KB-SJ Tourism Venture Fund[1,7]	18.52		1,500		1,386		1,386	Investment finance	Korea
UNION Media Commerce Fund	29.00		1,000		962		962	Investment finance	Korea
CHONG IL MACHINE & TOOLS CO.,LTD.,5	21.71		—		(107)		—	Machinery and equipment wholesale	Korea
IMT TECHNOLOGY CO.,LTD. [5]	25.29		—		18		—	Computer Peripherals Distribution	Korea
IWON ALLOY CO.,LTD. [5]	23.31		—		394		—	Manufacture of smelting, refining and alloys	Korea
CARLIFE CO.,LTD. [5]	24.39		—		(75)		—	Publishing of magazines and periodicals (publishing industry)	Korea
COMPUTERLIFE CO.,LTD.,5	45.71		—		(329)		—	Publishing of magazines and periodicals (publishing industry)	Korea
SKYDIGITAL INC.[5]	20.40		—		(142)		—	Multi Media, Manufacture of Multi Media Equipment	Korea
JO YANG INDUSTRIAL CO., LTD.[5]	23.14		—		75		—	Manufacture of Special Glass	Korea

		~~W~~	493,218	~~W~~	486,630	~~W~~	504,932

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

[1]

As of March 31, 2019 and December 31, 2018, the Group is represented on the governing bodies of its associates. Therefore, the Group has a significant influence over the decision-making process relating to their financial and business policies.

[2]	The market value of KB No.10 Special Purpose Acquisition Company, reflecting the quoted market price as of March 31, 2019 and December 31, 2018, amounts to ~~W~~ 21 million and ~~W~~ 20 million, respectively.
[3]	The market value of KB No.11 Special Purpose Acquisition Company, reflecting the quoted market price as of March 31, 2019 and December 31, 2018, amounts to ~~W~~ 21 million and ~~W~~ 21 million, respectively.
[4]	As of the end of the current quarter, the fair value of KB Financial Group Inc.’s 17th special purpose acquisition company is ~~W~~ 2 million reflecting the published market price.
[5]	The investment in associates was reclassified from available-for-sale financial assets due to re-instated voting rights from termination of rehabilitation procedures.
[6]	Carrying amount of the investment has been recognized as a loss from the date Hyundai Securities Co., Ltd. was included in the consolidation scope.
[7]

In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.

[8]	The ownership of Paycoms Co., Ltd. would be 22.96% and 22.96% as of March 31, 2019 and December 31, 2018, respectively, considering the potential voting rights from convertible bond.
[9]	The ownership of Acts Co., Ltd. would be 27.22% and 27.22% as of March 31, 2019 and December 31, 2018, respectively, considering the potential voting rights from convertible bond.
[10]	The ownership of Food Factory Co., Ltd. would be 30.00% and 30.00% as of March 31, 2019 and December 31, 2018, respectively, considering the potential voting rights from convertible bond.
[11]	The ownership of Builton Co., Ltd. would be 26.86% and 26.86% as of March 31, 2019 and December 31, 2018, considering the potential voting rights from convertible bond.
[12]

In accordance with Korean IFRS 1028 Investments in Associates and Joint Ventures, application of the equity method is exempted, and the Group designates its investments in Rainist Co., Ltd., TESTIAN Inc., Spark Biopharma, Inc., RMGP Bio-Pharma Investment Fund, L.P.,RMGP Bio-Pharma Investment, L.P, HEYBIT, Inc.,Hasys.,Stratio, Inc., NEXOLON CO.,LTD., Honest Fund Co.,Ltd., Cellincells Co.,Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

[13]

The Group has entered into an agreement with PT Bosowa Corporindo, the major shareholder of PT Bank Bukopin TBK. Under this agreement, the Group has a right of first refusal, a tag-along right and a drag-along right. The drag-along right can be exercised for the duration of two years after three years from the acquisition date, subject to the occurrence of certain situations as defined in the agreement.

[14]	The fair value of PT Bank Bukopin TBK common stock is ~~W~~ 68,398 million and ~~W~~ 53,540 million as of March 31, 2019 and December 31, 2018.

The condensed financial information of major subsidiaries as of March 31, 2019 and December 31, 2018, and for the three-month period ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	March 31, 2019[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	11,078	~~W~~	28	~~W~~	10,120	~~W~~	11,050	~~W~~	1,679	~~W~~	—	~~W~~	1,679
KB GwS Private Securities Investment Trust		507,739		990		425,814		506,749		133,901		(1,846)		132,055
KB-KDBC New Technology Business Investment Fund		21,648		151		22,500		21,497		14,331		—		14,331
KB Star office Private real estate Investment Trust No.1		219,307		121,765		95,000		97,542		20,535		(412)		20,123
PT Bank Bukopin TBK[2]		7,452,896		6,956,974		106,536		495,922		109,103		7,613		116,716
Sun Surgery Center Inc		10,782		598		9,428		10,184		2,851		4		2,855
RAND Bio Science Co., Ltd.		3,088		3,000		913		88		19		69		88
Balhae Infrastructure Company		846,800		1,772		831,512		845,028		106,516		—		106,516
Aju Good Technology Venture Fund		48,335		403		46,900		47,932		18,435		—		18,435
Acts Co., Ltd.		5,565		7,274		117		(1,709)		(122)		122		—
SY Auto Capital Co., Ltd.		83,772		52,009		20,000		31,763		15,564		(4,216)		11,348
Incheon Bridge Co., Ltd.		613,464		721,680		61,096		(108,216)		(16,222)		16,222		—
Big Dipper Co., Ltd.		595		150		1,500		445		130		115		245
Builton Co., Ltd.		2,392		1,838		325		554		122		432		554
A-PRO Co., Ltd.		36,244		28,492		1,633		7,752		848		555		1,403
Paycoms Co., Ltd.		2,155		1,669		855		486		57		99		156
Food Factory Co., Ltd.		4,406		3,281		450		1,125		250		750		1,000
KB IGen Private Equity Fund No. 1		3,527		8		7,270		3,519		—		—		—
KB No.10 Special Purpose Acquisition Company		11,990		1,723		521		10,267		20		—		20
KB No.11 Special Purpose Acquisition Company		6,808		743		321		6,065		19		—		19
KB No.17 Special Purpose Acquisition Company		1,987		1,211		46		776		2		—		2
KB Private Equity Fund III		49,795		2		51,000		49,793		7,811		—		7,811
Korea Credit Bureau Co., Ltd.		88,291		21,646		10,000		66,645		5,998		—		5,998
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		60,256		923		51,880		59,333		14,833		—		14,833

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Keystone-Hyundai Securities No. 1 Private Equity Fund	176,844	142,143	34,114	34,701	1,650	—	1,650
POSCO-KB Shipbuilding Fund	14,306	250	16,000	14,056	4,393	—	4,393
GH Real Estate I LP	42,041	189	42,093	41,852	17,603	—	17,603
KBTS Technology Venture Private Equity Fund	27,802	236	28,600	27,566	15,437	—	15,437
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	18,666	301	18,800	18,365	7,813	2	7,815
KB-SJ Tourism Venture Fund	12,888	170	13,500	12,718	2,355	—	2,355
UNION Media Commerce Fund	3,318	1	3,450	3,317	962	—	962

(In millions of Korean won)	2019[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	232	~~W~~	195	~~W~~	—	~~W~~	195	~~W~~	—
KB GwS Private Securities Investment Trust		10,627		10,375		—		10,375		5,081
KB-KDBC New Technology Business Investment Fund		27		(124)		—		(124)		—
KB Star office Private real estate Investment Trust No.1		3,364		1,346		—		1,346		—
PT Bank Bukopin TBK		109,760		(7,158)		19,064		11,906		—
Sun Surgery Center Inc.		1,440		191		499		690		—
RAND Bio Science Co., Ltd.		—		(2,830)		—		(2,830)		—
Balhae Infrastructure Company		15,307		13,516		—		13,516		3,429
Aju Good Technology Venture Fund		1,158		919		—		919		—
Acts Co., Ltd.		902		(457)		—		(457)		—
SY Auto Capital Co., Ltd.		3,832		643		(178)		465		—
Incheon Bridge Co., Ltd.		22,794		(721)		—		(721)		—
Big Dipper Co., Ltd.		151		(122)		—		(122)		—
Builton Co., Ltd.		2,750		45		—		45		—
A-PRO Co., Ltd.		60,639		7,103		—		7,103		—
Paycoms Co., Ltd.		1,002		(529)		—		(529)		—
Food Factory Co., Ltd.		7,918		609		—		609		—
KB No.10 Special Purpose Acquisition Company		—		11		—		11		—
KB No.17 Special Purpose Acquisition Company		—		(16)		—		(16)		—
KB Private Equity FundIII		—		(127)		—		(127)		—
Korea Credit Bureau Co., Ltd.		19,539		1,559		—		1,559		135
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		1,288		961		—		961		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		7,638		1,229		—		1,229		—

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

POSCO-KB Shipbuilding Fund	36	(226)	—	(226)	—
GH Real Estate I LP	1	891	(55)	836	—
KBTS Technology Venture Private Equity Fund	—	(236)	—	(236)	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	28	(274)	—	(274)	—
KB-SJ Tourism Venture Fund	—	(164)	—	(164)	—

(In millions of Korean won)	December 31, 2018[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	10,864	~~W~~	9	~~W~~	10,120	~~W~~	10,855	~~W~~	1,649	~~W~~	—	~~W~~	1,649
KB GwS Private Securities Investment Trust		516,115		741		425,814		515,374		136,208		(1,846)		134,362
KB-KDBC New Technology Business Investment Fund		22,492		602		22,500		21,890		14,594		—		14,594
KB Star office Private real estate Investment Trust No.1		218,025		121,828		95,000		96,197		20,252		(413)		19,839
PT Bank Bukopin TBK[2]		7,195,249		6,711,233		106,536		484,016		106,484		7,448		113,932
Sun Surgery Center Inc		10,468		610		9,428		9,858		2,760		(45)		2,715
RAND Bio Science Co., Ltd.		2,913		2,070		913		843		185		658		843
Balhae Infrastructure Company		859,040		1,843		829,995		857,197		108,050		—		108,050
Aju Good Technology Venture Fund		47,216		66		46,900		47,150		18,134		—		18,134
Acts Co., Ltd.		6,666		6,823		117		(157)		(14)		14		—
SY Auto Capital Co., Ltd.		89,948		58,812		20,000		31,136		15,257		(4,585)		10,672
Incheon Bridge Co., Ltd.		617,560		728,896		61,096		(111,336)		(16,689)		16,689		—
Big Dipper Co., Ltd.		723		157		1,500		566		166		114		280
Builton Co., Ltd.		1,908		1,604		325		304		67		237		304
A-PRO Co., Ltd.		29,438		18,099		1,713		11,339		1,554		(151)		1,403
Paycoms Co., Ltd.		2,126		1,520		855		606		71		32		103
Food Factory Co., Ltd.		4,096		3,168		450		928		206		722		928
KB IGen Private Equity Fund No. 1		148		8		170		140		—		—		—
KB No.9 Special Purpose Acquisition Company		30,288		2,629		1,382		27,659		31		—		31
KB No.10 Special Purpose Acquisition Company		11,960		1,704		521		10,256		20		—		20
KB No.11 Special Purpose Acquisition Company		6,807		742		321		6,065		19		—		19
KB Private Equity FundIII		49,924		5		51,000		49,919		7,830		—		7,830
Korea Credit Bureau Co., Ltd.		88,797		22,788		10,000		66,009		5,941		—		5,941
KoFC KBIC Frontier Champ 2010-5(PEF)		469		3		300		466		233		—		233
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		59,464		1,061		51,880		58,403		14,601		—		14,601
Keystone-Hyundai Securities No. 1 Private Equity Fund		177,024		151,862		34,114		25,162		1,581		—		1,581

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

POSCO-KB Shipbuilding Fund	14,287	4	16,000	14,283	4,463	—	4,463
GH Real Estate I LP	41,206	190	42,093	41,016	17,252	—	17,252
KBTS Technology Venture Private Equity Fund	24,810	208	25,400	24,602	13,777	—	13,777
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	18,820	181	18,800	18,639	7,930	—	7,930
KB-SJ Tourism Venture Fund	7,484	2	8,100	7,482	1,386	—	1,386
UNION Media Commerce Fund	3,318	—	3,450	3,318	962	—	962

(In millions of Korean won)	2018[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	41	~~W~~	14	~~W~~	—	~~W~~	14	~~W~~	—
KB GwS Private Securities Investment Trust		10,626		10,375		—		10,375		4,413
KB-KDBC New Technology Business Investment Fund		10		(138)		—		(138)		—
KB Star office Private real estate Investment Trust No.1		3,268		1,356		—		1,356		—
Sun Surgery Center Inc.		17		(539)		—		(539)		—
RAND Bio Science Co., Ltd.		—		(1,064)		—		(1,064)		—
Balhae Infrastructure Company		15,231		13,451		—		13,451		3,396
Bungaejangter Inc.		3,529		544		—		544		—
Aju Good Technology Venture Fund		687		420		—		420		—
Acts Co., Ltd.		2,472		(628)		—		(628)		—
SY Auto Capital Co., Ltd.		1,367		246		—		246		—
Incheon Bridge Co., Ltd.		21,726		(1,166)		—		(1,166)		—
Big Dipper Co., Ltd.		15		(224)		—		(224)		—
Builton Co., Ltd.		1,951		13		—		13		—
A-PRO Co., Ltd.		21,288		526		—		526		—
Inno Lending Co., Ltd.		36		(132)		—		(132)		—
Paycoms Co., Ltd.		1,190		8		—		8		—
Food Factory Co., Ltd.		4,304		(818)		—		(818)		—
KB IGen Private Equity Fund No. 1		—		(152)		—		(152)		—
KB No.8 Special Purpose Acquisition Company		—		66		—		66		—
KB No.9 Special Purpose Acquisition Company		—		117		—		117		—
KB No.10 Special Purpose Acquisition Company		—		14		—		14		—
KB No.11 Special Purpose Acquisition Company		—		200		—		200		—
KB Private Equity FundIII		—		(198)		—		(198)		—
Korea Credit Bureau Co., Ltd.		17,387		2,198		—		2,198		112
KoFC KBIC Frontier Champ 2010-5(PEF)		1,208		1,205		—		1,205		999

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	519	(6,870)	—	(6,870)	—
Keystone-Hyundai Securities No. 1 Private Equity Fund	1,887	(2,368)	—	(2,368)	—
POSCO-KB Shipbuilding Fund	23	(222)	—	(222)	—
Hyundai-Tongyang Agrifood Private Equity Fund	37	20	—	20	—
GH Real Estate I LP	—	(45)	900	855	—
KBTS Technology Venture Private Equity Fund	—	(166)	—	(166)	—
KB-SJ Tourism Venture Fund	—	(120)	—	(120)	—

[1]

The amounts included in the financial statements of the associates and joint ventures are adjusted to reflect adjustments made by the entity; such as, fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

[2]	The amounts of goodwill on PT Bank Bukopin TBK is ~~W~~ 4,267 million and ~~W~~ 4,101 million as of March 31, 2019 and December 31, 2018.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Changes in investments in associates and joint ventures for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning[1]		Acquisition		Disposal		Dividends		Gains (losses) on equity-method accounting		Other comprehensive income		Others		Ending
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	1,649	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	30	~~W~~	—	~~W~~	—	~~W~~	1,679
KB GwS Private Securities Investment Trust		134,362		—		—		(5,081)		2,774		—		—		132,055
KB-KDBC New Technology Business Investment Fund		14,594		—		—		—		(263)		—		—		14,331
KB Star office Private real estate Investment Trust No.1		19,839		—		—		—		284		—		—		20,123
PT Bank Bukopin TBK		113,932		—		—		—		(1,575)		4,359		—		116,716
Sun Suregery Center Inc.		2,715		—		—		—		6		134		—		2,855
Dae-A Leisure Co., Ltd.		578		—		—		—		—		—		—		578
RAND Bio Science Co., Ltd.		843		—		—		—		(755)		—		—		88
Balhae Infrastructure Company		108,050		191		—		(3,429)		1,704		—		—		106,516
Aju Good Technology Venture Fund		18,134		—		—		—		301		—		—		18,435
SY Auto Capital Co., Ltd.		10,672		—		—		—		676		—		—		11,348
Kendae Co., Ltd.		98		—		—		—		—		—		—		98
Dong Jo Co., Ltd.		115		—		—		—		—		—		—		115
Big Dipper Co., Ltd.		280		—		—		—		(35)		—		—		245
Builton Co., Ltd.		304		—		—		—		250		—		—		554
Shinhwa Underwear Co., Ltd.		185		—		—		—		73		—		—		258
A-PRO Co., Ltd.		1,403		—		—		—		—		—		—		1,403
MJT&I Co., Ltd.		122		—		—		—		(6)		—		—		116
Paycoms Co., Ltd.		103		—		—		—		53		—		—		156
Food Factory Co., Ltd.		928		—		—		—		72		—		—		1,000
KB No.9 Special Purpose Acquisition Company		31		—		(31)		—		—		—		—		—
KB No.10 Special Purpose Acquisition Company		20		—		—		—		—		—		—		20
KB No.11 Special Purpose Acquisition Company		19		—		—		—		—		—		—		19
KB No.17 Special Purpose Acquisition Company		—		1		—		—		—		1		—		2

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

KB Private Equity FundIII		7,830		—		—		—		(19)		—		—		7,811
Korea Credit Bureau Co., Ltd.		5,941		—		—		(135)		192		—		—		5,998
KoFC KBIC Frontier Champ 2010-5(PEF)		233		—		(233)		—		—		—		—		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		14,601		—		—		—		232		—		—		14,833
Keystone-Hyundai Securities No. 1 Private Equity Fund		1,581		—		—		—		69		—		—		1,650
POSCO-KB Shipbuilding Fund		4,463		—		—		—		(70)		—		—		4,393
GH Real Estate I LP		17,252		—		—		—		374		(23)		—		17,603
KBTS Technology Venture Private Equity Fund		13,777		1,792		—		—		(132)		—		—		15,437
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		7,930		—		—		—		(115)		—		—		7,815
KB-SJ Tourism Venture Fund		1,386		1,000		—		—		(31)		—		—		2,355
UNION Media Commerce Fund		962		—		—		—		—		—		—		962
IMT TECHNOLOGY CO.,LTD.		—		—		—		—		3		—		—		3

	~~W~~	504,932	~~W~~	2,984	~~W~~	(264)	~~W~~	(8,645)	~~W~~	4,092	~~W~~	4,471	~~W~~	—	~~W~~	507,570

1 Gain on disposal of investments in associates and joint ventures amounted to ~~W~~112 million.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)	2018
	Beginning[1]		Acquisition		Disposal		Dividends		Gains (losses) on equity-method accounting		Other comprehensive income		Others		Ending
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	1,551	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	15	~~W~~	—	~~W~~	—	~~W~~	1,566
KB GwS Private Securities Investment Trust		131,420		—		—		(4,413)		2,775		—		—		129,782
KB-KDBC New Technology Business Investment Fund		4,972		—		—		—		(92)		—		—		4,880
KB Star office Private real estate Investment Trust No.1		19,709		—		—		—		285		—		—		19,994
Sun Suregery Center Inc.		2,682		—		—		—		—		—		—		2,682
Dae-A Leisure Co., Ltd.		—		—		—		—		3,698		(3,119)		—		579
RAND Bio Science Co., Ltd.		2,000		—		—		—		—		—		—		2,000
Balhae Infrastructure Company		105,190		2,534		—		(3,396)		1,695		—		—		106,023
Bungaejangter Inc.		3,484		—		—		—		—		—		—		3,484
Aju Good Technology Venture Fund		8,230		1,922		—		—		—		—		—		10,152
Acts Co., Ltd.		500		—		—		—		—		—		(500)		—
SY Auto Capital Co., Ltd.		8,070		—		—		—		805		—		—		8,875
Kendae Co., Ltd.		127		—		—		—		(29)		—		—		98
Dassang Techlon Co., Ltd.		—		—		—		—		(13)		13		—		—
Dong Jo Co., Ltd.		—		—		—		—		115		—		—		115
Big Dipper Co., Ltd.		440		—		—		—		(66)		—		—		374
Builton Co., Ltd.		800		—		—		—		—		—		—		800
Shinhwa Underwear Co., Ltd.		138		—		—		—		46		—		—		184
A-PRO Co., Ltd.		1,500		—		—		—		—		—		—		1,500
MJT&I Co., Ltd.		127		—		—		—		(5)		—		—		122
Inno Lending Co., Ltd.		230		—		—		—		(104)		—		—		126
Terra Co., Ltd.		20		—		—		—		(20)		—		—		—
Paycoms Co., Ltd.		800		—		—		—		—		—		—		800
Food Factory Co., Ltd.		1,000		—		—		—		—		—		—		1,000
KB IGen Private Equity Fund No. 1		3		—		—		—		—		—		—		3
KB No.8 Special Purpose Acquisition Company		20		—		—		—		—		—		—		20
KB No.9 Special Purpose Acquisition Company		31		—		—		—		—		—		—		31
KB No.10 Special Purpose Acquisition Company		20		—		—		—		—		—		—		20

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

KB No.11 Special Purpose Acquisition Company		19		—		—		—		1		(1)		—		19
KB Private Equity FundIII		7,899		—		—		—		(31)		—		—		7,868
Korea Credit Bureau Co., Ltd.		5,056		—		—		(112)		304		—		—		5,248
KoFC KBIC Frontier Champ 2010-5(PEF)		7,120		—		(6,121)		(999)		405		—		—		405
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		17,713		—		—		—		(1,752)		—		—		15,961
Keystone-Hyundai Securities No. 1 Private Equity Fund		1,761		—		—		—		(134)		—		—		1,627
POSCO-KB Shipbuilding Fund		2,345		2,500		—		—		(69)		—		—		4,776
Hyundai-Tongyang Agrifood Private Equity Fund		543		—		—		—		4		—		—		547
GH Real Estate I LP		—		17,678		—		—		(19)		378		—		18,037
KBTS Technology Venture Private Equity Fund		—		3,312		—		—		(76)		—		—		3,236
KB-SJ Tourism Venture Fund		—		500		—		—		(22)		—		—		478
CUBE Growth Fund No.2		—		1,300		—		—		—		—		—		1,300

	~~W~~	335,520	~~W~~	29,746	~~W~~	(6,121)	~~W~~	(8,920)	~~W~~	7,716	~~W~~	(2,729)	~~W~~	(500)	~~W~~	354,712

[1]	Restated based on Korean IFRS 1109.
[2]	Gain on disposal of investments in associates and joint ventures amounted to ~~W~~1,054 million.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

13. Property and Equipment, and Investment Properties

Details of property and equipment as of March 31, 2019 and December 31, 2018, are as follows:

	March 31, 2019
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,434,860	~~W~~	—	~~W~~	(1,018)	~~W~~	2,433,842
Buildings		2,064,033		(719,691)		(5,859)		1,338,483
Leasehold improvements		810,249		(692,416)		—		117,833
Equipment and vehicles		1,737,726		(1,467,709)		—		270,017
Construction in progress		127,191		—		—		127,191
Right-of-use assets		673,652		(101,414)		—		572,238

	~~W~~	7,847,711	~~W~~	(2,981,230)	~~W~~	(6,877)	~~W~~	4,859,604

	December 31, 2018
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,433,059	~~W~~	—	~~W~~	(1,018)	~~W~~	2,432,041
Buildings		2,043,459		(707,389)		(5,859)		1,330,211
Leasehold improvements		878,078		(750,442)		—		127,636
Equipment and vehicles		1,729,223		(1,448,599)		—		280,624
Construction in progress		88,618		—		—		88,618
Financial lease assets		44,429		(31,432)		—		12,997

	~~W~~	7,216,866	~~W~~	(2,937,862)	~~W~~	(6,877)	~~W~~	4,272,127

Details of investment property as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	982,566	~~W~~	—	~~W~~	—	~~W~~	982,566
Buildings		1,305,511		(157,101)		—		1,148,410

	~~W~~	2,288,077	~~W~~	(157,101)	~~W~~	—	~~W~~	2,130,976

(In millions of Korean won)	December 31, 2018
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	972,562	~~W~~	—	~~W~~	—	~~W~~	972,562
Buildings		1,295,668		(148,419)		—		1,147,249

	~~W~~	2,268,230	~~W~~	(148,419)	~~W~~	—	~~W~~	2,119,811

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

14. Intangible Assets

Details of intangible assets as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Other		Carrying Amount
Goodwill	~~W~~	346,314	~~W~~	—	~~W~~	(70,517)	~~W~~	(550)	~~W~~	275,247
Other intangible assets		4,235,289		(1,701,148)		(43,015)		—		2,491,126

	~~W~~	4,581,603	~~W~~	(1,701,148)	~~W~~	(113,532)	~~W~~	(550)	~~W~~	2,766,373

(In millions of Korean won)	December 31, 2018
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Other		Carrying Amount
Goodwill	~~W~~	346,314	~~W~~	—	~~W~~	(70,517)	~~W~~	(577)	~~W~~	275,220
Other intangible assets		4,140,355		(1,614,775)		(45,017)		—		2,480,563

	~~W~~	4,486,669	~~W~~	(1,614,775)	~~W~~	(115,534)	~~W~~	(577)	~~W~~	2,755,783

Details of goodwill as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019				December 31, 2018

	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
KB Cambodia Bank		1,202		—		1,202		—
KB Securities Co., Ltd.[1]		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404
KB Securities Vietnam Joint Stock Company[2]		13,092		12,520		13,092		12,520
KB Daehan Specialied Bank PLC.		1,515		1,537		1,515		1,510

	~~W~~	346,314	~~W~~	275,247	~~W~~	346,314	~~W~~	275,220

[1]	The amount occurred from formerly known as KB Investment & Securities Co., Ltd.
[2]	Changed corporate name from MARITIME SECURITIES INCORPORATION

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Details of intangible assets, excluding goodwill, as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	9,365	~~W~~	(2,834)	~~W~~	(2,090)	~~W~~	4,441
Software		1,238,615		(990,341)		—		248,274
Other intangible assets		540,792		(232,070)		(40,925)		267,797
Value of Business Acquired (VOBA)		2,395,291		(443,263)		—		1,952,028
Right-of-use assets		51,226		(32,640)		—		18,586

	~~W~~	4,235,289	~~W~~	(1,701,148)	~~W~~	(43,015)	~~W~~	2,491,126

(In millions of Korean won)	December 31, 2018
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	9,248	~~W~~	(2,661)	~~W~~	(2,090)	~~W~~	4,497
Software		1,169,549		(965,044)		—		204,505
Other intangible assets		515,041		(223,503)		(42,927)		248,611
Value of Business Acquired (VOBA)		2,395,291		(393,346)		—		2,001,945
Finance leases assets		51,226		(30,221)		—		21,005

	~~W~~	4,140,355	~~W~~	(1,614,775)	~~W~~	(45,017)	~~W~~	2,480,563

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

15. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Assets		Liabilities		Net amount
Other provisions	~~W~~	113,574	~~W~~	—	~~W~~	113,574
Allowances for loan losses		3,258		(76)		3,182
Impairment losses on property and equipment		5,497		(2,013)		3,484
Share-based payments		13,559		—		13,559
Provisions for guarantees		25,450		—		25,450
Losses (gains) from valuation on derivative financial instruments		22,065		(89,948)		(67,883)
Present value discount		7,566		(6,608)		958
Losses (gains) from fair value hedged item		—		(9,243)		(9,243)
Accrued interest		—		(108,321)		(108,321)
Deferred loan origination fees and costs		642		(194,532)		(193,890)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains from revaluation		648		(330,466)		(329,818)
Investments in subsidiaries and others		30,113		(82,587)		(52,474)
Gains on valuation of security investment		33,734		(235,027)		(201,293)
Defined benefit liabilities		489,464		—		489,464
Accrued expenses		129,809		—		129,809
Retirement insurance expense		13,277		(426,976)		(413,699)
Adjustments to the prepaid contributions		—		(24,657)		(24,657)
Derivative-linked securities		132,325		(34,226)		98,099
Others		397,631		(599,839)		(202,208)

		1,418,612		(2,146,222)		(727,610)

Offsetting of deferred income tax assets and liabilities		(1,413,539)		1,413,539		—

	~~W~~	5,073	~~W~~	(732,683)	~~W~~	(727,610)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Assets		Liabilities		Net amount
Other provisions	~~W~~	109,721	~~W~~	—	~~W~~	109,721
Allowances for loan losses		3,327		(65)		3,262
Impairment losses on property and equipment		6,030		(2,032)		3,998
Share-based payments		17,655		—		17,655
Provisions for guarantees		20,298		—		20,298
Losses (gains) from valuation on derivative financial instruments		138,401		(13,485)		124,916
Present value discount		6,763		(2,380)		4,383
Losses (gains) from fair value hedged item		—		(25,873)		(25,873)
Accrued interest		—		(113,152)		(113,152)
Deferred loan origination fees and costs		506		(194,848)		(194,342)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains from revaluation		648		(330,548)		(329,900)
Investments in subsidiaries and others		33,589		(78,586)		(44,997)
Gains on valuation of security investment		76,558		(181,638)		(105,080)
Defined benefit liabilities		494,572		—		494,572
Accrued expenses		272,190		—		272,190
Retirement insurance expense		17,559		(444,244)		(426,685)
Adjustments to the prepaid contributions		—		(19,033)		(19,033)
Derivative-linked securities		3,762		(74,765)		(71,003)
Others		360,754		(568,357)		(207,603)

		1,562,333		(2,050,709)		(488,376)

Offsetting of deferred income tax assets and liabilities		(1,558,175)		1,558,175		—

	~~W~~	4,158	~~W~~	(492,534)	~~W~~	(488,376)

16. Assets Held for Sale

Details of assets held for sale as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	13,631	~~W~~	(3,059)	~~W~~	10,572	~~W~~	14,520
Buildings held for sale		7,612		(3,671)		3,941		3,997

	~~W~~	21,243	~~W~~	(6,730)	~~W~~	14,513	~~W~~	18,517

(In millions of Korean won)	December 31, 2018
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	16,048	~~W~~	(3,442)	~~W~~	12,606	~~W~~	16,552
Buildings held for sale		9,054		(4,708)		4,346		4,403

	~~W~~	25,102	~~W~~	(8,150)	~~W~~	16,952	~~W~~	20,955

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

17. Other Assets

Details of other assets as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Other financial assets
Other receivables	~~W~~	11,494,830	~~W~~	4,708,910
Accrued income		1,944,837		1,724,328
Guarantee deposits		1,170,291		1,182,686
Domestic exchange settlement debits		457,662		504,899
Others		91,033		125,380
Allowances		(113,329)		(106,275)
Present value discount		(7,287)		(6,372)

		15,038,037		8,133,556

Other non-financial assets
Other receivables		7,249		4,965
Prepaid expenses		200,014		205,394
Guarantee deposits		4,462		4,529
Insurance assets		1,495,206		1,362,877
Separate account assets		5,531,222		4,715,414
Others		1,533,944		1,347,580
Allowances		(24,476)		(24,780)

		8,747,621		7,615,979

	~~W~~	23,785,658	~~W~~	15,749,535

Changes in allowances on other assets for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	106,275	~~W~~	24,780	~~W~~	131,055
Written-off		(1,422)		(9)		(1,431)
Provision		8,626		(295)		8,331
Others		(150)		—		(150)
Ending	~~W~~	113,329	~~W~~	24,476	~~W~~	137,805

(In millions of Korean won)	2018
	Other financial assets		Other non- financial assets		Total
Beginning[1]	~~W~~	109,899	~~W~~	32,018	~~W~~	141,917
Written-off		(33,306)		(552)		(33,858)
Provision		5,920		(2,455)		3,465
Others		725		—		725

Ending	~~W~~	83,238	~~W~~	29,011	~~W~~	112,249

[1]	Beginning balance has been restated in accordance with Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

18. Financial liabilities at fair value through profit or loss

Details of financial liabilities at fair value through profit or loss, and financial liabilities designated at fair value through profit or loss as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
Financial liabilities at fair value through profit or loss
Securities sold	~~W~~	2,870,847
Other		72,168

		2,943,015

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		13,458,195

Total financial liabilities at fair value through profit or loss	~~W~~	16,401,210

(In millions of Korean won)	December 31, 2018
Financial liabilities at fair value through profit or loss
Securities sold	~~W~~	2,745,906
Other		77,914

		2,823,820

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		12,503,039

Total financial liabilities at fair value through profit or loss	~~W~~	15,326,859

The difference between the carrying amount and contractual cash flow amount of financial liabilities designated at fair value through profit or loss as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Contractual cash flow amount	~~W~~	13,271,539	~~W~~	12,329,525
Carrying amount		13,458,195		12,503,039
Difference	~~W~~	(186,656)	~~W~~	(173,514)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

19. Deposits

Details of deposits as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Demand deposits
Demand deposits in Korean won	~~W~~	118,621,279	~~W~~	115,602,691
Demand deposits in foreign currencies		6,517,966		6,887,280

		125,139,245		122,489,971

Time deposits
Time deposits in Korean won		147,420,887		145,336,136

Time deposits in foreign currencies		5,783,229		5,501,887
Fair value adjustments on valuation of fair value hedged items		(55,764)		(89,264)

		5,727,465		5,412,623

		153,148,352		150,748,759

Certificates of deposits		4,451,080		3,531,719

Total deposits	~~W~~	282,738,677	~~W~~	276,770,449

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

20. Debts

Details of debts as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Borrowings	~~W~~	19,356,427	~~W~~	19,969,328
Repurchase agreements and others		10,680,643		11,954,491
Call money		957,032		1,081,015

	~~W~~	30,994,102	~~W~~	33,004,834

Details of borrowings as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	March 31, 2019		December 31, 2018
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~0.75	~~W~~	1,729,100	~~W~~	1,672,714
	Borrowings from the government	SEMAS and others	0.00~3.00		1,782,243		1,745,940
	Borrowings from banks	Shinhan Bank and others	3.45~3.80		109,900		100,100
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	0.20~5.00		1,748,592		1,852,953
	Other borrowings	The Korea Development Bank and others	0.00~5.35		4,940,366		5,033,768

					10,310,201		10,405,475

Borrowings in foreign currencies	Due to banks	Bank of America and Others	—		15,066		13,353
	Borrowings from banks	Central Bank of Uzbekistan and Others	0.00~9.20		7,127,302		7,521,197
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	2.99~3.83		18,344		18,725
	Other borrowings	Standard Chartered Bank and others	0.00~2.80		1,885,514		2,010,578

					9,046,226		9,563,853

				~~W~~	19,356,427	~~W~~	19,969,328

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

21. Debentures

Details of debentures as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	Annual interest rate (%)	March 31, 2019		December 31, 2018
Debentures in Korean won
Structured debentures	2.00~5.86	~~W~~	1,212,710	~~W~~	1,296,860
Subordinated fixed rate debentures	2.96~4.35		3,388,413		3,437,729
Fixed rate debentures	1.38~3.79		40,494,934		42,203,545
Floating rate debentures	1.80~1.99		1,260,000		1,650,000

			46,356,057		48,588,134

Fair value adjustments on fair value hedged financial debentures in Korean won			20,459		19,252
Less: Discount on debentures in Korean won			(32,569)		(33,445)

			46,343,947		48,573,941

Debentures in foreign currencies
Floating rate debentures	0.01~3.60		1,822,834		1,791,868
Fixed rate debentures	1.63~4.50		3,516,836		2,951,251

			5,339,670		4,743,119

Fair value adjustments on fair value hedged debentures in foreign currencies			1,693		(24,073)
Less: Discount on debentures in foreign currencies			(18,236)		(14,290)

			5,323,127		4,704,756

		~~W~~	51,667,074	~~W~~	53,278,697

Changes in debentures based on face value for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	1,296,860	~~W~~	1,178,540	~~W~~	(1,262,690)	~~W~~	—	~~W~~	1,212,710
Subordinated fixed rate debentures		3,437,729		—		(49,316)		—		3,388,413
Fixed rate debentures		42,203,545		21,354,900		(23,063,511)		—		40,494,934
Floating rate debentures		1,650,000		—		(390,000)		—		1,260,000

	48,588,134		22,533,440		(24,765,517)		—		46,356,057

Debentures in foreign currencies
Floating rate debentures		1,791,868		—		—		30,966		1,822,834
Fixed rate debentures		2,951,251		500,220		—		65,365		3,516,836

		4,743,119		500,220		—		96,331		5,339,670

	~~W~~	53,331,253	~~W~~	23,033,660	~~W~~	(24,765,517)	~~W~~	96,331	~~W~~	51,695,727

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)	2018
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	869,294	~~W~~	721,969	~~W~~	(813,694)	~~W~~	—	~~W~~	777,569
Subordinated fixed rate debentures		2,913,411		—		(1,487)		—		2,911,924
Fixed rate debentures		36,823,365		33,676,700		(31,532,000)		—		38,968,065
Floating rate debentures		728,000		490,000		—		—		1,218,000

	41,334,070		34,888,669		(32,347,181)		—		43,875,558

Debentures in foreign currencies
Floating rate debentures		1,371,392		106,345		(268,150)		(4,442)		1,205,145
Fixed rate debentures		2,363,486		—		—		(6,330)		2,357,156

		3,734,878		106,345		(268,150)		(10,772)		3,562,301

	~~W~~	45,068,948	~~W~~	34,995,014	~~W~~	(32,615,331)	~~W~~	(10,772)	~~W~~	47,437,859

22. Provisions

Details of provisions as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Provisions for unused loan commitments	~~W~~	216,084	~~W~~	210,677
Provisions for payment guarantees		94,006		75,175
Provisions for financial guarantee contracts		16,113		4,275
Provisions for restoration cost		108,298		108,000
Others		137,903		127,732

	~~W~~	572,404	~~W~~	525,859

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Changes in provisions for unused loan commitments, and payment guarantees for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Provisions for unused loan commitments						Provisions for payment guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	132,876	~~W~~	68,920	~~W~~	8,881	~~W~~	27,084	~~W~~	30,109	~~W~~	17,982
Transfer between stages
Transfer to 12-month expected credit losses		15,069		(14,417)		(652)		51		(51)		—
Transfer to lifetime expected credit losses		(5,066)		5,234		(168)		(165)		249		(84)
Impairment		(87)		(783)		870		(16)		(277)		293
Provision (reversal) for loan losses		(9,181)		14,300		(39)		1,012		19,084		(1,809)
Others (change of exchange rate, etc.)		225		102		—		182		256		106

Ending	~~W~~	133,836	~~W~~	73,356	~~W~~	8,892	~~W~~	28,148	~~W~~	49,370	~~W~~	16,488

(In millions of Korean won)	2018
	Provisions for unused loan commitments						Provisions for payment guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning[1]	~~W~~	124,552	~~W~~	63,341	~~W~~	7,746	~~W~~	41,637	~~W~~	39,628	~~W~~	18,744
Transfer between stages
Transfer to 12-month expected credit losses		14,172		(13,028)		(1,144)		39		(39)		—
Transfer to lifetime expected credit losses		(3,445)		3,542		(98)		(119)		158		(38)
Impairment		(98)		(424)		522		(3)		(38)		41
Provision (reversal) for loan losses		(13,296)		4,070		(759)		433		(5,987)		(798)
Others (change of exchange rate, etc.)		20		(52)		—		(46)		(73)		(21)

Ending	~~W~~	121,905	~~W~~	57,449	~~W~~	6,267	~~W~~	41,941	~~W~~	33,649	~~W~~	17,928

[1]	Restated in accordance with Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Changes in provisions for financial guarantee contracts for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Beginning[1]	~~W~~	4,275	~~W~~	4,857
Provision (reversal)		11,838		(175)

Ending	~~W~~	16,113	~~W~~	4,682

[1]	The beginning balance for 2018 has been restated in accordance with Korean IFRS 1109.

Changes in provisions for restoration cost for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Beginning	~~W~~	108,000	~~W~~	95,194
Provision		421		872
Reversal		(355)		(223)
Used		(228)		(417)
Unwinding of discount		460		849

Ending	~~W~~	108,298	~~W~~	96,275

Provisions for restoration cost are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

Changes in other provisions for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)

	2019
	Membership rewards program		Dormant accounts		Litigations		Others[1]		Total
Beginning	~~W~~	12,654	~~W~~	4,377	~~W~~	21,190	~~W~~	89,511	~~W~~	127,732
Increase		12,408		253		16,174		4,437		33,272
Decrease		(11,960)		(542)		(2,186)		(8,413)		(23,101)

Ending	~~W~~	13,102	~~W~~	4,088	~~W~~	35,178	~~W~~	85,535	~~W~~	137,903

[1]	As of March 31, 2019, the Group’s provision on incomplete sales on cardssurance are ~~W~~ 25,482 million.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)

	2018
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities		Others[1]		Total
Beginning	~~W~~	15,112	~~W~~	5,050	~~W~~	23,763	~~W~~	177	~~W~~	159,044	~~W~~	203,146
Increase		12,552		965		1,431		18		4,499		19,465
Decrease		(15,296)		(962)		(1,430)		—		(51,441)		(69,129)

Ending	~~W~~	12,368	~~W~~	5,053	~~W~~	23,764	~~W~~	195	~~W~~	112,102	~~W~~	153,482

1 As of March 31, 2018, the Group’s provision on incomplete sales on cardssurance are ~~W~~ 26,930 million.

23. Net Defined Benefit Liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The defined benefit liability recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation methods.

The net defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Changes in the net defined benefit liabilities for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	2,172,260	~~W~~	(1,910,047)	~~W~~	262,213
Current service cost		56,371		—		56,371
Interest expense (income)		12,198		(10,811)		1,387
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		4,186		4,186
Contributions		—		(775)		(775)
Payments from plans (benefit payments)		(86,167)		86,165		(2)
Payments from the Group		(22,367)		—		(22,367)
Transfer in		6,452		(6,452)		—
Transfer out		(6,454)		6,454		—
Effect of exchange rate changes		6		—		6
Others		(89)		—		(89)

Ending	~~W~~	2,132,210	~~W~~	(1,831,280)	~~W~~	300,930

(In millions of Korean won)	2018
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,841,991	~~W~~	(1,688,183)	~~W~~	153,808
Current service cost		52,070		—		52,070
Past service cost		3,522		—		3,522
Interest expense (income)		12,874		(11,921)		953
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		—		—		—
Actuarial gains and losses by changes in financial assumptions		(8,375)		—		(8,375)
Actuarial gains and losses by experience adjustments		(370)		—		(370)
Return on plan assets (excluding amounts included in interest income)		—		7,576		7,576
Contributions		—		(40,006)		(40,006)
Payments from plans (benefit payments)		(56,117)		56,107		(10)
Payments from the Group		(20,308)		—		(20,308)
Transfer in		6,440		(6,440)		—
Transfer out		(6,440)		6,440		—
Effect of exchange rate changes		12		—		12
Others		6,088		—		6,088

Ending	~~W~~	1,831,387	~~W~~	(1,676,427)	~~W~~	154,960

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Details of the net defined benefit liabilities as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Present value of defined benefit obligation	~~W~~	2,132,210	~~W~~	2,172,260
Fair value of plan assets		(1,831,280)		(1,910,047)

Net defined benefit liabilities	~~W~~	300,930	~~W~~	262,213

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Current service cost	~~W~~	56,371	~~W~~	52,070
Past service cost		—		3,522
Net interest expenses of net defined benefit liabilities		1,387		953

Post-employment benefits[1]	~~W~~	57,758	~~W~~	56,545

[1]

Including post-employment benefits amounting to ~~W~~ 581 million recognized as other operating expense and prepayment of ~~W~~ 7 million recognized as other assets as of and for the three-month period ended March 31, 2019, and post-employment benefits amounting to ~~W~~ 477 million recognized as other operating expense, and prepayment of ~~W~~ 62 million recognized as other assets as of and for the three-month period ended March 31, 2018.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

24. Other Liabilities

Details of other liabilities as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Other financial liabilities
Other payables	~~W~~	13,914,501	~~W~~	7,910,887
Prepaid card and debit card		26,574		25,831
Accrued expenses		3,129,426		2,986,210
Financial guarantee liabilities		37,673		43,395
Deposits for letter of guarantees and others		695,053		685,451
Domestic exchange settlement credits		2,142,376		1,689,908
Foreign exchanges settlement credits		95,767		102,187
Borrowings from other business accounts		—		13,166
Other payables from trust accounts		5,039,863		5,285,108
Liability incurred from agency relationships		676,295		605,076
Account for agency businesses		186,425		460,949
Dividend payables		760,285		2,019
Lease liability		554,331		—
Others		38,646		18,120

		27,297,215		19,828,307

Other non-financial liabilities
Other payables		79,154		319,267
Unearned revenue		374,972		378,792
Accrued expenses		476,821		744,863
Deferred revenue on credit card points		195,445		187,459
Withholding taxes		139,918		137,236
Separate account liabilities		5,533,214		5,401,192
Others		192,424		203,880

		6,991,948		7,372,689

	~~W~~	34,289,163	~~W~~	27,200,996

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

25. Equity

25.1 Share Capital

Details of share capital and number of issued shares of the Parent Company as of March 31, 2019 and December 31, 2018, are as follows:

	March 31, 2019		December 31, 2018
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		418,111,537		418,111,537
Share capital[1]	~~W~~	2,090,558	~~W~~	2,090,558

[1]	In millions of Korean won.

Changes in outstanding shares for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In number of shares)	2019	2018
Beginning	395,551,297	399,037,583
Increase	—	—
Decrease	(2,805,362)	(2,803,909)

Ending	392,745,935	396,233,674

25.2 Capital Surplus

Details of capital surplus as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Share premium	~~W~~	13,190,274	~~W~~	13,190,274
Loss on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		4,410,834		4,412,718

	~~W~~	17,119,776	~~W~~	17,121,660

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

25.3 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
Remeasurements of net defined benefit liabilities	~~W~~	(237,436)
Exchange differences on translating foreign operations		27,710
Financial assets measured at fair value through other comprehensive income		557,528
Shares of other comprehensive income of associates and joint ventures		(1,139)
Cash flow hedges		(12,855)
Hedges of net investments in foreign operations		(36,439)
Other comprehensive income of separate account		31,039
Profit or loss from credit risk of financial liabilities designated at fair value		(20,944)
Net gains on overlay adjustment		44,633

	~~W~~	352,097

(In millions of Korean won)	December 31, 2018
Remeasurements of net defined benefit liabilities	~~W~~	(234,401)
Exchange differences on translating foreign operations		(5,784)
Financial assets measured at fair value through other comprehensive income		450,694
Shares of other comprehensive income of associates and joint ventures		(4,377)
Cash flow hedges		5,849
Hedges of net investments in foreign operations		(33,092)
Other comprehensive income of separate account		15,017
Profit or loss from credit risk of financial liabilities designated at fair value		(8,954)
Net loss on overlay adjustment		(7,146)

	~~W~~	177,806

25.4 Retained Earnings

Details of retained earnings as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Legal reserves[1]	~~W~~	482,806	~~W~~	390,216
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		15,885,142		15,910,225

	~~W~~	17,349,948	~~W~~	17,282,441

[1]

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements
March 31, 2019 and 2018, and December 31, 2018

Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

Details of the regulatory reserve for credit losses as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	3,166,419	~~W~~	3,130,765
Non-controlling interests		1,621		1,354

	~~W~~	3,168,040	~~W~~	3,132,119

The adjustments to the regulatory reserve for credit losses for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won, except earnings per share)	2019		2018
Provision(Reversal) of regulatory reserve for credit losses[1]	~~W~~	35,654	~~W~~	121,206
Adjusted profit after provision of regulatory reserve for credit losses[2]		809,998		847,026
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[2]		2,055		2,131
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[2]		2,041		2,120

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not in accordance with Korean IFRS, and calculated with the assumption that provision (reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

[2]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS; this is calculated reflecting provision (reversal) of the reserve before tax to the net profit to shareholders of the Parent Company.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

25.5 Treasury Shares

Changes in treasury shares outstanding for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In number of shares and millions of Korean won)	2019
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares		22,560,240		2,805,362		—		25,365,602
Carrying amount	~~W~~	968,549	~~W~~	126,134	~~W~~	—	~~W~~	1,094,683

(In number of shares and millions of Korean won)	2018
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares		19,073,954		2,803,909		—		21,877,863
Carrying amount	~~W~~	755,973	~~W~~	180,221	~~W~~	—	~~W~~	936,194

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

26. Net Interest Income

Details of interest income and interest expense for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
Interest income
Deposits at fair value through profit or loss	~~W~~	2,267
Securities measured at fair value through profit or loss		172,378
Loans measured at fair value through profit or loss		8,124
Securities measured at fair value through other comprehensive income		188,768
Loans measured at fair value through other comprehensive income		3,466
Deposits at amortized cost		31,197
Securities at amortized cost		147,524
Loans at amortized cost		3,057,753
Others		34,966

		3,646,443

Interest expenses
Deposits		891,435
Debts		151,961
Debentures		319,072
Others		31,909

		1,394,377

Net interest income	~~W~~	2,252,066

(In millions of Korean won)	2018
Interest income
Deposits at fair value through profit or loss	~~W~~	2,463
Securities measured at fair value through profit or loss		157,393
Loans measured at fair value through profit or loss		5,041
Securities measured at fair value through other comprehensive income		174,624
Deposits at amortized cost		24,922
Securities at amortized cost		144,052
Loans at amortized cost		2,659,205
Others		27,067

		3,194,767

Interest expenses
Deposits		655,674
Debts		114,052
Debentures		258,937
Others		22,318

		1,050,981

Net interest income	~~W~~	2,143,786

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

27. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Fee and commission income
Banking activity fees	~~W~~	52,772	~~W~~	50,971
Lending activity fees		20,255		19,491
Credit card and Debit card related fees and commissions[1]		320,005		318,428
Agent activity fees		37,429		33,194
Trust and other fiduciary fees		90,657		124,625
Fund management related fees		38,840		31,842
Guarantee fees		11,548		9,351
Foreign currency related fees		27,023		34,033
Commissions from transfer agent services		34,824		57,863
Other business account commission on consignment		11,086		10,776
Commissions received on securities business		99,863		155,500
Lease fees		93,218		43,750
Others		74,191		79,674

		911,711		969,498

Fee and commission expense
Trading activity related fees[2]		6,680		7,566
Lending activity fees		1,449		4,005
Credit card and Debit card related fees and commissions[1]		219,440		206,184
Outsourcing related fees		40,579		36,723
Foreign currency related fees		9,103		14,747
Others		83,813		71,351

		361,064		340,576

Net fee and commission income	~~W~~	550,647	~~W~~	628,922

[1]

According to IFRS 15 ‘Revenue from Contracts with Customers, the amounts from previous period was restated by deducting the amount of service provided to the members from the revenues and expenses related to credit cards and debit cards.

[2]	The fees from financial assets/liabilities at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

28. Net Gains or Losses on Financial Assets/Liabilities at Fair Value through Profit or Loss

28.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gain or loss from financial instruments at fair value through profit or loss includes dividend income, gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments at fair value through profit or loss for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
Revenue from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	~~W~~	536,999
Equity securities		133,533

		670,532

Derivatives held for trading
Interest rate		862,762
Currency		1,327,073
Stock or stock index		998,364
Credit		19,159
Commodity		6,541
Others		97,409

		3,311,308

Financial liabilities at fair value through profit or loss		16,247
Other financial instruments		19

	~~W~~	3,998,106

Expense from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	~~W~~	94,941
Equity securities		81,055

		175,996

Derivatives held for trading
Interest rate		883,945
Currency		1,312,147
Stock or stock index		513,799
Credit		20,052
Commodity		3,973
Others		17,584

		2,751,500

Financial liabilities at fair value through profit or loss		51,550
Other financial instruments		—

		2,979,046

Net gains or losses on financial instruments at fair value through profit or losses	~~W~~	1,019,060

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)	2018
Revenue from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	~~W~~	530,137
Equity securities		159,420

		689,557

Derivatives held for trading
Interest rate		565,561
Currency		681,805
Stock or stock index		360,200
Credit		11,568
Commodity		1,905
Others		25,003

		1,646,042

Financial liabilities at fair value through profit or loss		40,503
Other financial instruments		1

	~~W~~	2,376,103

Expense from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	~~W~~	289,430
Equity securities		150,096

		439,526

Derivatives held for trading
Interest rate		570,089
Currency		705,438
Stock or stock index		597,320
Credit		10,980
Commodity		2,406
Others		44,999

		1,931,232

Financial liabilities at fair value through profit or loss		31,197
Other financial instruments		22

		2,401,977

Net gains or losses on financial instruments at fair value through profit or losses	~~W~~	(25,874)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

28.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments designated at fair value through profit or loss for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
Revenue from financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	87,420

		87,420

Expense from financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	906,808

		906,808

Net gains or losses on financial instruments designated at fair value through profit or loss	~~W~~	(819,388)

(In millions of Korean won)	2018
Revenue from financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	253,483

		253,483

Expense from financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	152,010

		152,010

Net gains or losses on financial instruments designated at fair value through profit or loss	~~W~~	101,473

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

29. Other Operating Income and Expenses

Details of other operating income and expenses for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
Other operating income
Revenue related to securities measured at fair value through other comprehensive income
Gain on redemption of the securities	~~W~~	4
Gain on sale of the securities		48,897

		48,901

Financial assets at amortized cost
Gain on sale of loans at amortized cost		15,962

		15,962

Gain on foreign exchange transactions		337,641
Dividend income		40,538
Others		122,799

		565,841

Other operating expenses
Expenses related to securities measured at fair value through other comprehensive income
Loss on sale of the securities		457

		457

Financial assets at amortized cost
Loss on sale of loans at amortized cost		926

		926

Loss on foreign exchanges transactions		282,234
Others		528,552

		812,169

Net other operating expenses	~~W~~	(246,328)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)	2018
Other operating income
Revenue related to securities measured at fair value through other comprehensive income
Gain on redemption of the securities	~~W~~	8
Gain on sale of the securities		6,374

		6,382

Financial assets at amortized cost
Gain on sale of loans at amortized cost		11,921

		11,921

Gain on foreign exchange transactions		268,629
Dividend income		32,209
Others		119,495

		438,636

Other operating expenses
Expenses related to securities measured at fair value through other comprehensive income
Loss on redemption of the securities		17
Loss on sale of the securities		2,691

		2,708

Financial assets at amortized cost
Loss on sale of loans at amortized cost		1,984

		1,984

Loss on foreign exchanges transactions		208,104
Others		439,391

		652,187

Net other operating expenses	~~W~~	(213,551)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

30. General and Administrative Expenses

30.1 General and Administrative Expenses

Details of general and administrative expenses for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Employee Benefits
Salaries and short-term employee benefits - salaries	~~W~~	587,283	~~W~~	585,229
Salaries and short-term employee benefits - others		302,228		280,812
Post-employment benefits - defined benefit plans		57,170		56,006
Post-employment benefits - defined contribution plans		6,361		5,234
Termination benefits		44,843		3,799
Share-based payments		(4,588)		3,074

		993,297		934,154

Depreciation and amortization		177,390		86,463

Other general and administrative expenses
Rental expense		28,219		84,386
Tax and dues		61,500		53,531
Communication		11,254		10,455
Electricity and utilities		7,057		8,440
Publication		3,879		4,049
Repairs and maintenance		4,634		4,686
Vehicle		2,265		2,630
Travel		4,810		4,327
Training		6,762		6,240
Service fees		46,415		45,912
Electronic data processing expenses		60,884		44,177
Advertising		39,043		42,857
Others		66,469		59,397

		343,191		371,087

	~~W~~	1,513,878	~~W~~	1,391,704

30.2 Share-based Payments

30.2.1 Stock grants

The Group changed the scheme of share-based payment from stock options to stock grants in November 2007. The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Details of stock grants linked to long-term performance as of March 31, 2019, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions[2]

KB Financial Group Inc.
Series 18	July. 17, 2017	7,826	Services fulfillment, Achievement of targets on the basis of market[3] 30~50% and non-market performance[4] 50~70%
Series 19	Nov. 21, 2017	46,890	Services fulfillment, Achievement of targets on the basis of market[3] 35% and non-market performance[5] 65%
Series 20	Jan. 01, 2018	38,826	Services fulfillment, Achievement of targets on the basis of market[3] 30~50% and non-market performance[4] 50~70%
Series 21	Jan. 01, 2019	16,117	Services fulfillment, Achievement of targets on the basis of market[3] 30% and non-market performance[4] 70%
Deferred grant	2012	5,415	Satisfied vesting conditions in 2012
	2013	588	Satisfied vesting conditions in 2013
	2015	10,043	Satisfied vesting conditions in 2015
	2016	12,093	Satisfied vesting conditions in 2016
	2017	57,746	Satisfied vesting conditions in 2017
	2018	8,057	Satisfied vesting conditions in 2018

		203,601

Kookmin Bank
Series 72	Aug. 28, 2017	5,715	Services fulfillment, Achievement of targets on the basis of market[3] 30~50% and non-market performance[4] 50~70%
Series 73	Nov. 21, 2017	27,786	Services fulfillment, Achievement of targets on the basis of market[3] 30~50% and non-market performance[5] 50~70%

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Series 74	Jan. 01, 2018	136,454	Services fulfillment, Achievement of targets on the basis of market[3] 30~50% and non-market performance[4] 50~70%
Series 75	Jan. 01, 2019	246,077	Services fulfillment, Achievement of targets on the basis of market[3] 30~50% and non-market performance[4] 50~70%
Deferred grant in 2015	—	4,756	Satisfied
Deferred grant in 2016	—	65,419	Satisfied
Deferred grant in 2017	—	111,544	Satisfied
Deferred grant in 2018	—	194,473	Satisfied

		792,224

Other subsidiaries
Stock granted in 2010	—	106	Services fulfillment, Achievement of targets on the basis of market 10~50% and non-market performance, 50~90%
Stock granted in 2011	—	146
Stock granted in 2012	—	420
Stock granted in 2013	—	1,007
Stock granted in 2014	—	1,223
Stock granted in 2015	—	4,456
Stock granted in 2016	—	25,570
Stock granted in 2017	—	82,919
Stock granted in 2018	—	262,459
Stock granted in 2019	—	200,715

		579,021

		1,574,846

[1]

Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares as of March 31, 2019).

[2]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholders Return): [(Fair value at the end of the contract - Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract)

[4]	Accomplishment of subsidiaries’ performance and accomplishment of performance results
[5]	EPS, Asset Quality, HCROI, Profit from non-banking segment

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Details of stock grants linked to short-term performance as of March 31, 2019, are as follows:

	Grant date	Estimated number of vested shares[1]	Vesting conditions
KB Financial Group Inc.
Stock granted in 2010	Jan. 01, 2010	322	Satisfied
Stock granted in 2011	Jan. 01, 2011	1,728	Satisfied
Stock granted in 2012	Jan. 01, 2012	2,642	Satisfied
Stock granted in 2013	Jan. 01, 2013	474	Satisfied
Stock granted in 2015	Jan. 01, 2015	9,690	Satisfied
Stock granted in 2016	Jan. 01, 2016	11,783	Satisfied
Stock granted in 2017	Jan. 01, 2017	12,273	Satisfied
Stock granted in 2018	Jan. 01, 2018	20,664	Satisfied
Stock granted in 2019	Jan. 01, 2019	7,278	Proportional to service period
Kookmin Bank
Stock granted in 2015	Jan. 01, 2015	18,363	Satisfied
Stock granted in 2016	Jan. 01, 2016	56,065	Satisfied
Stock granted in 2017	Jan. 01, 2017	57,055	Satisfied
Stock granted in 2018	Jan. 01, 2018	108,437	Satisfied
Stock granted in 2019	Jan. 01, 2019	33,526	Proportional to service period
Other subsidiaries
Stock granted in 2015	—	16,922	Satisfied
Stock granted in 2016	—	94,198	Satisfied
Stock granted in 2017	—	246,012	Satisfied
Stock granted in 2018	—	458,338	Satisfied
Stock granted in 2019	—	79,386	Proportional to service period

[1]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

As of March 31, 2019 and December 31, 2018, the accrued expenses related to share-based payments including share grants amounted to ~~W~~ 89,125 million and ~~W~~ 111,058 million, respectively. Otherwise The Group reversed the compensation cost of ~~W~~ 4,588 million for the three-month periods ended March 31, 2019 and recognized the compensation costs of ~~W~~ 3,074 million for the three-month periods ended March 31, 2018.

Details of Mileage stock as of March 31, 2019, are as follows:

(in number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (years)[1]	Remaining shares[2]
Stock granted in 2016	Apr. 29, 2016	60	0.00~0.08	9
	July 07, 2016	280	0.00~0.27	62
	Aug. 03, 2016	107	0.00~0.34	32
	Aug. 17, 2016	51	0.00~0.38	23
	Aug. 30, 2016	256	0.00~0.42	159
	Sept. 06, 2016	206	0.00~0.44	88

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

	Oct. 07, 2016	105	0.00~0.52	55
	Nov. 01, 2016	118	0.00~0.59	24
	Dec. 07, 2016	211	0.00~0.69	85
	Dec. 08, 2016	43	0.00~0.69	32
	Dec. 15, 2016	12	0.00~0.71	12
	Dec. 20, 2016	309	0.00~0.72	150
	Dec. 28, 2016	76	0.00~0.75	33
	Dec. 30, 2016	210	0.00~0.75	56
Stock granted in 2017	Jan. 09, 2017	28,925	0.00~0.78	12,300
	Feb. 03, 2017	43	0.00~0.85	28
	Apr. 03, 2017	82	0.00~1.01	61
	May 22, 2017	20	0.00~1.14	20
	July 03, 2017	52	0.00~1.26	52
	Aug. 07, 2017	29	0.00~1.35	19
	Aug. 08, 2017	5	0.00~1.36	2
	Aug. 16, 2017	204	0.00~1.38	156
	Aug. 17, 2017	40	0.00~1.38	24
	Aug. 24, 2017	387	0.00~1.40	304
	Sep. 08, 2017	82	0.00~1.44	73
	Nov. 01, 2017	120	0.00~1.59	103
	Nov. 06, 2017	106	0.00~1.60	106
	Dec. 06, 2017	105	0.00~1.68	89
	Dec. 26, 2017	254	0.00~1.74	183
	Dec. 29, 2017	114	0.00~1.75	98
Stock granted in 2018	Jan. 10, 2018	19,197	0.00~1.78	16,911
	Feb. 12, 2018	9	0.00~1.87	9
	Apr. 02, 2018	115	0.00~2.01	115
	Apr. 30, 2018	86	0.00~2.08	86
	May 08, 2018	170	0.00~2.10	166
	June 01, 2018	140	0.00~2.17	140
	July 02, 2018	180	0.00~2.25	175
	Aug. 07, 2018	194	0.00~2.35	194
	Aug. 09, 2018	47	0.00~2.36	47
	Aug. 14, 2018	30	0.00~2.37	30
	Aug. 16, 2018	130	0.00~2.38	126
	Sep. 07, 2018	106	0.00~2.44	106
	Oct. 04, 2018	129	0.00~2.51	120
	Nov. 01, 2018	258	0.00~2.59	258
	Nov. 06, 2018	236	0.00~2.60	232
	Dec. 04, 2018	21	0.00~2.68	21
	Dec. 07, 2018	91	0.00~2.69	91
	Dec. 03, 2018	132	0.00~2.68	132
	Dec. 12, 2018	64	0.00~2.70	57
	Dec. 18, 2018	271	0.00~2.72	271
	Dec. 19, 2018	42	0.00~2.72	42
	Dec. 31, 2018	127	0.00~2.75	127
Stock granted in 2019	Jan. 11, 2019	26,580	0.00~2.78	25,751
	Feb. 01, 2019	12	0.00~2.84	12

		80,979		59,657

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

[1]

Mileage stock may be exercised after one year from the grant date for two years. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock may still be exercised at the closing price of prior month.

[2]	The remaining shares are assessed based on the stock price as of March 31, 2019. These shares may be vested immediately at grant date.

As of March 31, 2019 and December 31, 2018, the accrued expenses for share-based payments in regards to mileage stock amounted to ~~W~~ 2,497 million and ~~W~~ 2,283 million, respectively, and the compensation costs amounting to ~~W~~ 1,243 million and ~~W~~ 1,218 million were incurred during the year ended March 31, 2019 and 2018, respectively.

31. Net Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Other non-operating income
Gain on disposal of property and equipment	~~W~~	283	~~W~~	53
Rent received		21,950		9,087
Profit on disposal of non-current assets held for sale		—		115,766
Others		25,725		7,887

		47,958		132,793

Other non-operating expenses
Loss on disposal of property and equipment		3,552		4,114
Donation		26,050		5,214
Restoration cost		1,400		487
Management cost for special bonds		832		879
Others		13,634		14,102

		45,468		24,796

Net other non-operating income	~~W~~	2,490	~~W~~	107,997

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

32. Income Tax Expense

Income tax expense for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
Tax payable
Current tax expense	~~W~~	150,220
Adjustments recognized in the period for current tax of prior years		(12,437)

		137,783

Changes in deferred income tax liabilities(assets)		239,233

Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		1,151
Exchange difference in foreign operation		(4,177)
OCI related with financial assets at fair value through profit or loss		(40,497)
OCI related with investments in associates and joint ventures		(1,224)
Cash flow hedges		6,687
Hedges of a net investment in a foreign operation		1,269
OCI related with separate account assets		(4,586)
Profit or loss related with credit risk change of Financial liabilities designated at fair value through profit or loss		4,548
Net gains (losses) on overlay adjustment		(20,174)

		(57,003)

Tax expense	~~W~~	320,013

(In millions of Korean won)	2018
Tax payable
Current tax expense	~~W~~	247,464
Adjustments recognized in the period for current tax of prior years		(33,250)

		214,214

Changes in deferred income tax liabilities(assets)		153,277

Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		166
Exchange difference in foreign operation		(277)
OCI related with financial assets at fair value through profit or loss		(5,620)
OCI related with investments in associates and joint ventures		751
Cash flow hedges		(6,931)
Hedges of a net investment in a foreign operation		(592)
OCI related with separate account assets		(515)
Profit or loss related with credit risk change of Financial liabilities designated at fair value through profit or loss		(1,428)
Net gains (losses) on overlay adjustment		21,984

		7,538

Tax expense	~~W~~	375,029

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

33. Dividends

The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2018, of ~~W~~ 1,920 per share, amounting to total dividends of ~~W~~ 759,736 million were declared at the annual general meeting on March 27, 2019. The Group’s consolidated interim financial statements as of March 31, 2019, reflect this dividend payable. The dividends paid to the shareholders of the Parent Company in 2018 were ~~W~~ 766,728 million (~~W~~ 1,920 per share).

34. Accumulated Other Comprehensive Income

Details of changes in accumulated other comprehensive income for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Reclassification to retained earnings		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(234,401)	~~W~~	(4,186)	~~W~~	—	~~W~~	—	~~W~~	1,151	~~W~~	(237,436)
Exchange differences on translating foreign operations		(5,784)		32,318		5,353		—		(4,177)		27,710
OCI related with financial assets at fair value through profit or loss		450,694		172,773		(50,834)		25,392		(40,497)		557,528
OCI related with investments in associates and joint ventures		(4,377)		4,672		(210)		—		(1,224)		(1,139)
Cash flow hedges		5,849		(35,705)		10,314		—		6,687		(12,855)
Hedges of a net investment in a foreign operation		(33,092)		(5,932)		1,316		—		1,269		(36,439)
OCI related with separate account assets		15,017		21,706		(1,098)		—		(4,586)		31,039
Profit or loss related with credit risk change of Financial liabilities designated at fair value through profit or loss		(8,954)		(16,538)		—		—		4,548		(20,944)
Net gains/(losses) on overlay adjustment		(7,146)		74,314		(2,361)		—		(20,174)		44,633

	~~W~~	177,806	~~W~~	243,422	~~W~~	(37,520)	~~W~~	25,392	~~W~~	(57,003)	~~W~~	352,097

(In millions of Korean won)	2018
	Beginning[1]		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(96,385)	~~W~~	1,192	~~W~~	—	~~W~~	166	~~W~~	(95,027)
Exchange differences on translating foreign operations		(54,700)		15,285		—		(277)		(39,692)
OCI related with financial assets at fair value through profit or loss		362,681		17,187		3,551		(5,620)		377,799
OCI related with investments in associates and joint ventures		(644)		(2,730)		—		751		(2,623)
Cash flow hedges		14,887		29,143		(12,170)		(6,931)		24,929
Hedges of a net investment in a foreign operation		(5,958)		2,153		—		(592)		(4,397)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

OCI related with separate account assets		(13,692)		1,831		42		(515)		(12,334)
Profit or loss related with credit risk change of Financial liabilities designated at fair value through profit or loss		(10,438)		5,277		—		(1,428)		(6,589)
Net gains/(losses) on overlay adjustment		(7,559)		(64,938)		(16,572)		21,984		(67,085)

	~~W~~	188,192	~~W~~	4,400	~~W~~	(25,149)	~~W~~	7,538	~~W~~	174,981

[1]	Restated in accordance with Korean IFRS 1109.

35. Earnings per Share

Basic Earnings Per Share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the three-month periods ended March 31, 2019 and 2018.

Weighted average number of ordinary shares outstanding:

(In number of shares)	2019	2018
Beginning (A)	418,111,537	418,111,537
Acquisition of treasury shares (B)	(23,932,079)	(20,692,597)

Weighted average number of ordinary shares outstanding (C=A+B)	394,179,458	397,418,940

Basic earnings per share:

(In Korean won and in number of shares)	2019		2018
Profit attributable to ordinary shares (D)	~~W~~	845,652,377,608	~~W~~	968,232,277,267
Weighted average number of ordinary shares outstanding (E)		394,179,458		397,418,940

Basic earnings per share (F = D / E)	~~W~~	2,145	~~W~~	2,436

Diluted Earnings per Share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include stock grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Adjusted profit for diluted earnings per share for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In Korean won)	2019		2018
Profit attributable to ordinary shares	~~W~~	845,652,377,608	~~W~~	968,232,277,267
Adjustment		—		—

Adjusted profit for diluted earnings	~~W~~	845,652,377,608	~~W~~	968,232,277,267

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In number of shares)	2019	2018
Weighted average number of ordinary shares outstanding	394,179,458	397,418,940
Adjustment:
Stock grants	2,701,758	2,059,518
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	396,881,216	399,478,458

Diluted earnings per share for the three-month periods ended March 31, 2019 and 2018, are as follows:

(in Korean won and in number of shares)	2019		2018
Adjusted profit for diluted earnings per share	~~W~~	845,652,377,608	~~W~~	968,232,277,267
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		396,881,216		399,478,458
Diluted earnings per share	~~W~~	2,131	~~W~~	2,424

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

36. Insurance Contracts

Insurance Liabilities

Details of insurance liabilities as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Non-life insurance		Life insurance		Others		Total
Long-term insurance premium reserve	~~W~~	22,728,960	~~W~~	7,099,438	~~W~~	—	~~W~~	29,828,398
Reserve for outstanding claims		2,208,053		127,305		3,057		2,338,415
Unearned premium reserve		1,492,925		4,066		787		1,497,778
Reserve for participating policyholders’ dividends		102,841		28,997		—		131,838
Unallocated Divisible Surplus to Future Policyholders		46,060		4,755		—		50,815
Reserve for compensation for losses on dividend-paying insurance contracts		19,410		5,868		—		25,278
Guarantee reserve		—		18,801		—		18,801

	~~W~~26,598,249		~~W~~7,289,230		~~W~~3,844		~~W~~33,891,323

(In millions of Korean won)	December 31, 2018
	Non-life insurance		Life insurance		Others		Total
Long-term insurance premium reserve	~~W~~	22,333,503	~~W~~	7,214,765	~~W~~	—	~~W~~	29,548,268
Reserve for outstanding claims		2,152,018		89,400		3,417		2,244,835
Unearned premium reserve		1,393,570		2,199		983		1,396,752
Reserve for participating policyholders’ dividends		104,461		30,187		—		134,648
Unallocated Divisible Surplus to Future Policyholders		40,690		4,290		—		44,980
Reserve for compensation for losses on dividend-paying insurance contracts		19,410		5,644		—		25,054
Guarantee reserve		—		18,412		—		18,412

	~~W~~26,043,652		~~W~~7,364,897		~~W~~4,400		~~W~~33,412,949

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Insurance Income and Expense

Insurance income and expenses for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Insurance Income
Premium income	~~W~~	2,814,616	~~W~~	2,718,550
Reinsurance income		188,779		169,187
Reversal of policy reserves		556		—
Separate account income		44,753		104,167
Income of change in reinsurance assets		76,524		12,238
Other insurance income		2,583		3,646

		3,127,811		3,007,788

Insurance Expense
Insurance claims paid		1,206,355		1,024,001
Dividend expense		2,539		2,382
Refunds of surrender value		702,805		773,306
Reinsurance expense		258,822		236,327
Provision of policy reserves		472,905		431,160
Separate account expenses		30,001		81,828
Insurance operating expenses		106,827		97,567
Deferred acquisition costs		175,813		147,507
Expenses of change in reinsurance assets		106		(268)
Claim survey expenses paid		10,522		8,878
Other insurance expenses		52,333		56,464

		3,019,028		2,859,152

Net insurance income(expenses)	~~W~~	108,783	~~W~~	148,636

The Overlay Approach

The Group applied “The Overlay Approach” under Korean IFRS 1104 at the initial application of Korean IFRS 1109.

Details of financial assets applied “The Overlay Approach” as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Financial assets designated at fair value through profit or loss
Due from financial institutions	~~W~~	173,453	~~W~~	172,777
Debt securities		7,174,097		7,044,081
Equity securities		81,370		81,949

	~~W~~	7,428,920	~~W~~	7,298,807

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Changes of net gains (losses) on overlay adjustment for the three-month period ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019[1]
Beginning	~~W~~	(7,146)
Recognization of other comprehensive income (loss) due to acquisition and valuation		53,491
Reclassfication to profit or loss due to disposal		(1,712)

Ending	~~W~~	44,633

[1]	Amounts are net of tax

(In millions of Korean won)	2018[1]
Beginning[2]	~~W~~	(7,559)
Recognization of other comprehensive income (loss) due to acquisition and valuation		(47,045)
Reclassfication to profit or loss due to disposal		(12,481)

Ending	~~W~~	(67,085)

[1]	Amounts are net of tax
[2]	Calculated based on Korean IFRS 1109

37. Supplemental Cash Flow Information

Cash and cash equivalents as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Cash	~~W~~	2,197,613	~~W~~	2,186,035
Checks with other banks		408,324		872,167
Due from Bank of Korea		8,834,184		9,098,890
Due from other financial institutions		7,744,172		8,117,398

		19,184,293		20,274,490

Due from financial institutions at fair value through profit or loss		342,925		381,718

	19,527,218		20,656,208

Restricted cash from financial institutions		(12,137,273)		(12,347,627)
Due from financial institutions with original maturities over three months		(1,740,956)		(1,665,765)

		(13,878,229)		(14,013,392)

	~~W~~	5,648,989	~~W~~	6,642,816

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Cash inflows and outflows from income tax, interests and dividends for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	Activity	2019		2018
Income tax paid	Operating	~~W~~	110,003	~~W~~	81,960
Interest received	Operating		3,578,150		3,282,153
Interest paid	Operating		1,233,319		857,356
Dividends received	Operating		56,085		64,507

38. Contingent Liabilities and Commitments

Details of payment guarantees as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Confirmed payment guarantees
Confirmed payment guarantees in Korean won
Payment guarantees for KB purchasing loan	~~W~~	242,761	~~W~~	196,517
Other payment guarantees		628,889		597,636

		871,650		794,153

Confirmed payment guarantees in foreign currency
Acceptances of letter of credit		134,144		208,926
Letter of guarantees		66,895		53,210
Bid bond		48,851		51,528
Performance bond		560,818		604,311
Refund guarantees		605,130		592,925
Other payment guarantees in foreign currency		2,450,424		2,539,900

		3,866,262		4,050,800

Financial guarantees
Payment guarantees for mortgage		51,227		50,497
Overseas debt guarantees		278,277		311,796
International financing guarantees in foreign currencies		111,926		110,070
Other financing payment guarantees		270,000		270,000

		711,430		742,363

		5,449,342		5,587,316

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		1,707,601		1,745,340
Refund guarantees		806,373		686,843

		2,513,974		2,432,183

	~~W~~	7,963,316	~~W~~	8,019,499

Commitments as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Commitments
Corporate loan commitments	~~W~~	38,137,398	~~W~~	37,340,727
Retail loan commitments		42,315,469		41,335,454

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Credit line on credit cards	56,658,894	54,488,133
Purchase of other security investment and others	4,985,879	5,426,058

	142,097,640	138,590,372

Financial Guarantees
Credit line	2,433,276	2,447,369
Purchase of security investment	457,500	436,800

	2,890,776	2,884,169

	~~W~~ 144,988,416	~~W~~ 141,474,541

Other Matters (including litigation)

a) The Group has filed 100 lawsuits as a plaintiff (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ~~W~~ 415,568 million, and faces 305 lawsuits (as a defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~ 287,130 million, which arose in the normal course of the business and are still pending as of March 31, 2019.

b) Kookmin bank made a construction contract building the integrated company building, and the integrated central IT, amounting to ~~W~~ 151,280 million, and ~~W~~ 116,563 million, respectively; for the period ended March 31, 2019, the Bank has paid ~~W~~ 12,658 million, and ~~W~~ 65,581 million.

c) The face value of the securities which Kookmin Bank sold to general customers through the bank tellers amounts to ~~W~~ 372 million and ~~W~~ 372 million as of March 31, 2019 and December 31, 2018, respectively.

d) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary three-month operating suspension as of February 16, 2014. In respect of the incident, the Group faces 111 and 113 legal claims filed as a defendant, with an aggregate claim of ~~W~~ 6,663 million and ~~W~~ 6,906 million as of March 31, 2019. A provision liability of ~~W~~ 9,510 million and ~~W~~ 9,888 million have been recognized for these pending lawsuits. In addition, as of the end of the current term, the Group is participating in the personal information protection insurance, if the Group are required by law to pay the related lawsuits, ~~W~~ 3,500 million won of reimbursement insurance is accounted for as receivables. In addition, the additional lawsuits may be filed against the Group; however, the final outcome of the cases cannot be reasonably ascertained.

e) As of March 31, 2019, the Group is not able to dispose, transfer or collateralize the shares of a joint-venture lease company or the rights for those to a third party without the written consent of Kolao Holdongs for five years (the restriction period for the disposal of its equity) from the date of initial investment for KB KOLAO LEASING Co., LTD. Each party of the joint venture lease company may transfer all or part of its equity, as determined separately, after the restriction period for the disposal of its equity has expired.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

39. Subsidiaries

Details of subsidiaries as of March 31, 2019, are as follows:

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00%	Korea	Mar. 31	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00%	Korea	Mar. 31	Financial investment
	KB Insurance Co., Ltd.	100.00%	Korea	Mar. 31	Non-life insurance
	KB Kookmin Card Co., Ltd.	100.00%	Korea	Mar. 31	Credit card and installment finance
	KB Asset Management Co., Ltd.	100.00%	Korea	Mar. 31	Collective investment and advisory
	KB Capital Co., Ltd.	100.00%	Korea	Mar. 31	Financial Leasing
	KB Life Insurance Co., Ltd.	100.00%	Korea	Mar. 31	Life insurance
	KB Real Estate Trust Co., Ltd.	100.00%	Korea	Mar. 31	Real estate trust management
	KB Savings Bank Co., Ltd.	100.00%	Korea	Mar. 31	Savings banking
	KB Investment Co., Ltd.	100.00%	Korea	Mar. 31	Capital investment
	KB Data System Co., Ltd.	100.00%	Korea	Mar. 31	Software advisory, development, and supply
	KB Credit Information Co., Ltd.	100.00%	Korea	Mar. 31	Collection of receivables or credit investigation
Kookmin Bank	Kookmin Bank Cambodia PLC.	100.00%	Cambodia	Mar. 31	Banking and foreign exchange transaction
	Kookmin Bank Int’l Ltd. (London)	100.00%	United Kingdom	Mar. 31	Banking and foreign exchange transaction
	Kookmin Bank China Ltd.	100.00%	China	Mar. 31	Banking and foreign exchange transaction
	KB Microfinance Myanmer Co., Ltd.	100.00%	Myanmer	Mar. 31	Other credit granting n.e.c.
	KBD Tower 1st L.L.C. and 31 others[2]	—	Korea	Mar. 31	Asset-backed securitization
	KB Haeoreum private securities investment trust 83(Bond)	99.95%	Korea	Mar. 31	Capital investment
	Kiwoom Frontier Private placement fund 10[Bond]	99.85%	Korea	Mar. 31	Capital investment
	Tong Yang Safe Plus Qualified Private Trust S-8	99.93%	Korea	Mar. 31	Capital investment
	Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	99.92%	Korea	Mar. 31	Capital investment
	NH-AMUNDI Global Private Securities Investment Trust 1USD(BOND)]	83.31%	Korea	Mar. 31	Capital investment
	AIP US Red Private Real Estate Trust NO.10	99.97%	Korea	Mar. 31	Capital investment
	KB Korea Choet Term Premium Private Securities 5[3]	50.00%	Korea	Mar. 31	Capital investment
	KB Haeoreum private securities investment trust 96(Bond)[3]	49.95%	Korea	Mar. 31	Capital investment
	KB Korea Choet Term Premium Private Securities 4[3]	49.60%	Korea	Mar. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00%	United States of America	Mar. 31	Investment advisory and securities dealing activities
	KB Securities Hong Kong Ltd.	100.00%	China	Mar. 31	Investment advisory and securities dealing activities
	KB SECURITEIS VIETNAM JOINT STOCK COMPANY	99.70%	Vietnam	Mar. 31	Investment advisory and securities dealing activities
	Able NS Co., Ltd and 60 others[2]	—	Korea	Mar. 31	Asset-backed securitization
	KB NA COMPASS Energy Private Special Asset Fund[3]	29.67%	Korea	Mar. 31	Capital investment
	Hyundai Smart Index Alpha Securities Feeder Investment Trust No.1	98.84%	Korea	Mar. 31	Capital investment
	Hyundai TRUST Bond Master fund No. 1	99.03%	Korea	Mar. 31	Capital investment
	Hyundai Strong Korea Equity Trust No.1	99.29%	Korea	Mar. 31	Capital investment
	Hyundai Kidzania Equity Feeder Trust No.1	79.62%	Korea	Mar. 31	Capital investment
	Hyundai Value Plus Equity Feeder Trust No.1	99.67%	Korea	Mar. 31	Capital investment
	Hyundai Strong-small Corporate Trust No.1	91.10%	Korea	Mar. 31	Capital investment
	Heungkuk Highclass Private Real Estate Trust No. 21	100.00%	Korea	Mar. 31	Capital investment
	JB New Jersey Private Real Estate Investment Trust No. 1	98.15%	Korea	Mar. 31	Capital investment
	Heungkuk Global Highclass Private Real Estate Trust No. 23	100.00%	Korea	Mar. 31	Capital investment
	Hyundai Dynamic Mix Secruticies Feeder Investment Trust No.1	99.99%	Korea	Mar. 31	Capital investment
	Hyundai Quant Long Short Securities Feeder Investment Trust No. 1	100.00%	Korea	Mar. 31	Capital investment
	Hyundai Kon-tiki Specialized Privately Placed Fund No.1	98.05%	Korea	Mar. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

	DGB Private real estate Investment Trust No.8	98.77%	Korea	Mar. 31	Capital investment
	Aquila Global Real Assets Fund No.1 LP	99.96%	Cayman islands	Mar. 31	Capital investment
	Mangrove Feeder Fund	100.00%	Cayman islands	Mar. 31	Capital investment
	LB Irealand Private Real Estate Investment Trust 8	99.85%	Korea	Mar. 31	Capital investment
	KTB Aircraft Private Investment Trust No.21-1	99.61%	Korea	Mar. 31	Capital investment
	Pacific US Blackrock Private Placement Real Estate Fund No.15	99.50%	Korea	Mar. 31	Capital investment
	Vestas Qualified Investors Private Real Estate Fund Investment Trust No.38	54.04%	Korea	Mar. 31	Capital investment
	Hyundai Strong-small Corporate Trust[Stock]	79.65%	Korea	Mar. 31	Capital investment
	Capstone US Professional Investment Private Fund #6	99.79%	Korea	Mar. 31	Capital investment
	DAEDUCK PARC1 PRIVATE EQUITY FUND 1	97.95%	Korea	Mar. 31	Capital investment
KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00%	United States of America	Mar. 31	Management service
	LIG Insurance (China) Co., Ltd.	100.00%	China	Mar. 31	Non-life insurance
	PT. KB Insurance Indonesia	70.00%	Indonesia	Mar. 31	Non-life insurance
	KB Claims Survey & Adjusting	100.00%	Korea	Mar. 31	Claim service
	KB Sonbo CNS	100.00%	Korea	Mar. 31	Management service
	KB Golden Life Care Co., Ltd.	100.00%	Korea	Mar. 31	Service
	KB AMP Infra Private Special Asset Fund 1(FoFs)[3]	41.67%	Korea	Mar. 31	Capital investment
	KB Muni bond Private Securities Fund 1(USD)(bond)[3]	33.33%	Korea	Mar. 31	Capital investment
	KB CHILE SOLAR FUND	80.00%	Korea	Mar. 31	Capital investment
	Meritz Private Specific Real Estate Fund 1-2	87.21%	Korea	Mar. 31	Capital investment
	KB Global Private Real Estate Debt Fund 1	50.00%	Korea	Mar. 31	Capital investment
	Dongbu Private Fund 16th	89.52%	Korea	Mar. 31	Financial investment

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

	Hana Landchip Real estate Private Fund 58th	99.99%	Korea	Mar. 31	Financial investment
	Hyundai Aviation Private Fund 3rd	99.96%	Korea	Mar. 31	Financial investment
	Hyundai Power Professional Investment Type Private Investment Fund No.4	99.78%	Korea	Mar. 31	Financial investment
	KB U.S. LongShort Private Securities Fund 1	99.39%	Korea	Mar. 31	Financial investment
	Hyundai Infra Professional Investment Type Private Investment Trust No.5	99.80%	Korea	Mar. 31	Financial investment
	KB SAUDI SEPCO II Private Special Asset Fund	80.00%	Korea	Mar. 31	Financial investment
	Meritz Private Real Estate Fund 8	99.36%	Korea	Mar. 31	Financial investment
	Hyundai Star Private Real Estate Investment Trust No. 14	99.98%	Korea	Mar. 31	Financial investment
	Vogo debt strategy private real estate fund VII	99.00%	Korea	Mar. 31	Financial investment
	KORAMCO Europe Debt Strategy Private Real-Estate Fund 2nd	99.80%	Korea	Mar. 31	Capital investment
	KB Peru Transmission Facility Invesment Private Fund	99.03%	Korea	Mar. 31	Capital investment
	KB Global Private Real Estate Debt Fund 2	98.36%	Korea	Mar. 31	Capital investment
	KB Europe Private Real Estate Debt Fund 1	57.14%	Korea	Mar. 31	Capital investment
	KB AU Infigen Energy Private Special Asset Fund 2[3]	47.37%	Korea	Mar. 31	Capital investment
KB Kookmin Card Co., Ltd.	KB DAEHAN SPECIALIZED BANK PLC.	90.00%	Cambodia	Mar. 31	Banking
	Wise Mobile 18th Securitization Co., Ltd.[2]	0.50%	Korea	Mar. 31	Asset-backed securitization
	KB Kookmin Card 3rd Securitization Co., Ltd. And 2 other [2]	0.50%	Korea	Mar. 31	Asset-backed securitization
	Heungkuk Life Insurance Money Market Trust	100.00%	Korea	Mar. 31	Trust asset management
KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co.,Ltd	100.00%	China	Mar. 31	General advisory

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

	KB Star Office Private Real Estate Feeder fund 3-2	88.00%	Korea	Mar. 31	Capital investment
	Able Quant Asia Pacific Feeder Fund(T.E.) Limited	100.00%	Cayman islands	Mar. 31	Capital investment
	KB Asset Management Singapore Pte, Ltd.	100.00%	Singapore	Mar. 31	Collective investment
	KB Global Equity Solution Securities Feeder Fund(Equity-FoFs)[3]	39.34%	Korea	Mar. 31	Capital investment
	KB Global Multiasset Income Securities Feeder Fund(Bond Mixed-FoFs)	94.42%	Korea	Mar. 31	Capital investment
	KB Active Investor Secruticies Investment Trust(Derivatives Mixed)	89.05%	Korea	Mar. 31	Capital investment
	KB G2 Plus Korea Securities Fund(Equity)	86.16%	Korea	Mar. 31	Capital investment
	KB Hedge Fund Solution Mixed Asset Fund(FoFs)	97.85%	Korea	Mar. 31	Capital investment
	KB OCIO Global Asset Allocation Private Fund 1	83.33%	Korea	Mar. 31	Capital investment
KB Life Insurance Co., Ltd.	KB Evergreen Private Securities Fund No. 59(Bond)	100.00%	Korea	Mar. 31	Private fund
	KB Haeoreum Private Securities Investment Trust 1st(debt securities)	100.00%	Korea	Mar. 31	Private fund
KB Investment Co., Ltd.	2011 KIF-KB IT Venture Fund[4]	43.33%	Korea	Mar. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[4]	33.33%	Korea	Mar. 31	Capital investment
	KB NEW CONTENTS Venture Fund[4]	20.00%	Korea	Mar. 31	Capital investment
	KB Young Pioneer 3.0 Venture Fund[4]	40.00%	Korea	Mar. 31	Capital investment
	KB Pre IPO Secondary Venture Fund 2[4]	21.00%	Korea	Mar. 31	Capital investment
	KB Contents Panda iMBC Contents Venture Fund[4]	20.00%	Korea	Mar. 31	Capital investment
	KB Culture & Global Digital Contents Fund Limited partnership[4]	22.50%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB Life Insurance Co., Ltd., KB Investment Co., Ltd.	KB High-tech Company Investment Fund	100.00%	Korea	Mar. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Kookmin Bank, KB life Insurance Co., Ltd.	KB Mezzanine Private Securities Fund 2nd3	40.74%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB12-1 Venture Investment	100.00%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB Start-up Creation Fund	62.50%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB Intellectual Property Fund[4]	34.00%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Investment Co., Ltd., KB Capital Co., Ltd.	KB Intellectual Property Fund 2	75.00%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd.,	Meritz Private Real Estate Fund 9-2	100.00%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB Securities Co., Ltd., KB Real Estate Trust Co., Ltd.	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00%	Korea	Mar. 31	Investment trust
Kookmin Bank, KB Securities Co., Ltd., KB Insurance Co., Ltd., KB life Insurance, KB Asset Management Co., Ltd.	KB Global Core Bond Securities Fund Master Fund(Bond)	99.98%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Insurance Co., Ltd., KB life Insurance, KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB digital innovation&growth New Technology Business Investment Fund	100.00%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.	Hanbando BTL Private Special Asset Fund 1st3	46.36%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.	KB KBSTAR Mid-Long Term KTB Active ETF	53.57%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.	Samsung KODEX 10Y F-LKTB Inverse ETF(Bond-Derivatives)	67.74%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.	KB KBSTAR KTB 3Y Futures Inverse ETF	94.80%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.	KB Mezzanine Private Securities Fund 3rd3	25.33%	Korea	Mar. 31	Capital investment
KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Asset Management Co., Ltd.	KB Star Office Private Real Estate Investment Trust 4	51.96%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset[3]	46.00%	Korea	Mar. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB Senior Loan Private Fund[3]	37.39%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB New Renewable Energy Private Special Asset Fund 1	100.00%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB Investment Co., Ltd., KB Capital Co., Ltd.	KB Digital Innovation Investment Fund Limited partnership	62.51%	Korea	Mar. 31	Capital investment
KB Securities Co., Ltd., KB life Insurance Co., Ltd.	KB AU Infigen Energy Private Special Asset Fund	100.00%	Korea	Mar. 31	Capital investment
KB Securities Co., Ltd., KB Investment Co., Ltd.	KB KONEX Market Vitalization Fund[4]	46.88%	Korea	Mar. 31	Capital investment
KB Securities Co., Ltd., KB Investment Co., Ltd.	KB Neo Paradigm Agriculture Venture[4]	50.00%	Korea	Mar. 31	Capital investment
KB Securities Co., Ltd., KB Investment Co., Ltd.	KB New Paradigm Fisheries Venture Fund[4]	33.33%	Korea	Mar. 31	Capital investment
KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Onkookmin Life Income RIF 20feeder Fund(Fofs)	99.20%	Korea	Mar. 31	Capital investment
KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Onkookmin Life Income RIF 40feeder Fund(Fofs)	98.34%	Korea	Mar. 31	Capital investment
KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Onkookmin TDF 2045 Master Fund(Fofs)[3]	38.48%	Korea	Mar. 31	Financial investment
KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Asset Management Co., Ltd.	KB Star Fund_KB Value Focus Korea Equity	96.26%	Luxembourg	Mar. 31	Capital investment
KB Insurance Co., Ltd., KB life Insurance Co., Ltd., KB Investment Co., Ltd.	KB-Solidus Global Healthcare Fund[3]	43.33%	Korea	Mar. 31	Capital investment
KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO LEASING CO., Ltd	80.00%	Laos	Mar. 31	Auto installment finance
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Office Private Real Estate Master Investment Trust 2[5]	44.44%	Korea	Mar. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st., KB Securities Co., KB Asset Management Co., Ltd.	KB Star Office Private Real Estate Investment Trust 3	54.51%	Korea	Mar. 31	Capital investment
KB Onkookmin Life Income RIF 20Feeder Fund(Fofs)	KB Onkookmin Life Income RIF 20Master Fund(Fofs)	94.88%	Korea	Mar. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

KB Onkookmin Life Income RIF 40 Feeder Fund(Fofs)	KB Onkookmin Life Income RIF 40 Master Fund(Fofs)	94.88%	Korea	Mar. 31	Capital investment
KB Global Multiasset Income Securities Feeder Fund(Bond Mixed-FoFs)	KB Global Multiasset Income Securities Master Fund(Bond Mixed-FoFs)	73.41%	Korea	Mar. 31	Capital investment
KB Global Equity Solution Securities Feeder Fund(Equity-FoFs))	KB Global Equity Solution Securities Master Fund(Equity-FoFs)	100.00%	Korea	Mar. 31	Capital investment
KB Global Core Bond Securities Master Fund(Bond)	KB Global Core Bond Securities Master Fund(Bond)	100.00%	Korea	Mar. 31	Capital investment
LB Irealand Private Real Estate Investment Trust 8	BECKETT ACQUISITION LIMITED	100.00%	Ireland	Mar. 31	Real Estate Activities
Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	Mirae Asset Triumph Global Privately placed Master Investment Trust 1	100.00%	Korea	Mar. 31	Capital investment
Hyundai Dynamic Mix Securities Feeder Investment Trust	Hyundai Dynamic Mix Securities Master Investment Trust	98.97%	Korea	Mar. 31	Capital investment
Hyundai Value Plus Securities Feeder Investment Trust 1 and other	Hyundai Value Plus Securities Master Investment Trust	100.00%	Korea	Mar. 31	Capital investment
Hyundai Smart Index Alpha Securities Feeder Inv Trust 1	Hyundai Smart Index Alpha Securities Master Investment Trust	99.89%	Korea	Mar. 31	Capital investment
Hyundai Quant Long Short Securities Feeder Investment Trust	Hyundai Quant Long Short Securities Master Investment Trust	100.00%	Korea	Mar. 31	Capital investment
Hyundai Trust Securities Feeder Investment Trust No.1	Hyundai Trust Securities Master Investment Trust - Bond	97.10%	Korea	Mar. 31	Capital investment
Hyundai Strong Korea Equity Trust No.1	Hyundai Strong Korea Equity Trust No.1[Master]	65.33%	Korea	Mar. 31	Capital investment
Heungkuk Global Highclass Private Real Estate Trust 23	HYUNDAI ABLE INVESTMENT REIT	99.90%	United States of America	Mar. 31	Real Estate Activities
KBFG Securities America Inc.	Global Investment Opportunity Limited	100.00%	Malaysia	Mar. 31	Financial investment and Real Estate Activities
Mangrove Feeder Fund	Mangrove Master Fund	100.00%	Cayman islands	Mar. 31	Capital investment
ABLE NJ DSM INVESTMENT REIT	ABLE NJ DSM, LLC	100.00%	United States of America	Mar. 31	Real Estate Activities
Able Quant Asia Pacific Feeder Fund(T.E.) Limited	Able Quant Asia Pacific Master Fund Limited	100.00%	Cayman islands	Mar. 31	Capital investment
AGRAF Real Estate Holding No.1, Senningerberg	Vierte CasaLog GmbH & Co. KG	94.90%	Germany	Mar. 31	Real Estate Activities
AGRAF Real Estate Holding No.1, Senningerberg	HD 1 Grundstucksgesellschaft mbH & Co. KG	94.90%	Germany	Mar. 31	Real Estate Activities

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

AGRAF Real Estate Holding No.1, Senningerberg	Sechste Casalog KG	94.90%	Germany	Mar. 31	Real Estate Activities
AGRAF Real Estate No.1, Senningerberg	AGRAF Real Estate Holding No.1, Senningerberg	100.00%	Luxembourg	Mar. 31	Asset-backed securitization
Aquila Global Real Assets Fund No.1 LP	AGRAF Real Estate No.1, Senningerberg	100.00%	Luxembourg	Mar. 31	Asset-backed securitization
HYUNDAI ABLE INVESTMENT REIT	HYUNDAI ABLE PATRIOTS PARK, LLC	100.00%	United States of America	Mar. 31	Real Estate Activities
JB New Jersey Private Real Estate Investment Trust No. 1	ABLE NJ DSM INVESTMENT REIT	99.18%	United States of America	Mar. 31	Real Estate Activities
Kookmin Bank	Personal pension trusts and 10 other trusts[1]	—	Korea	Mar. 31	Trust

[1]

The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

[2]

Although the Group holds less than a majority of the investee’s voting rights, the Group controls these investees as it has power over relevant activities in case of default; is significantly exposed to variable returns by providing lines of credit or ABCP purchase commitments or due to acquisition of subordinated debt; and has ability to affect those returns through its power.

[3]

Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by managing the fund; has significant percentage of ownership; is significantly exposed to variable returns which is affected by the performance of the investees; and has ability to affect the performance through its power.

[4]

Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by taking the role of an operating manager and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect the performance through its power.

[5]

Although the Group holds less than a majority of the investee’s voting rights, the Group participated directly in establishment of this entity and has power over relevant activities, and is significantly exposed to variable returns which is affected by the performance of the investee, and has ability to affect the performance through its power. Accordingly the Group has control over the investee.

[6]

The Group changed Kookmin Bank Int’l Ltd. (London) to Kookmin Bank London Branch on May 16, 2018, and this event is categorized as business combination of entities under common control. The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts in the consolidated financial statements of the Group. The transferred assets and liabilities due to this business combination are ~~W~~ 480,161 million and ~~W~~ 480,023 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

The condensed financial information of major subsidiaries as of March 31, 2019 and December 31, 2018, and for the three-month period ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)
	March 31, 2019						2019
	Assets		Liabilities		Equity		Operating income		Profit (loss) for the period		Total compre-hensive income for the period
Kookmin Bank[1]	~~W~~	368,232,361	~~W~~	341,586,419	~~W~~	26,645,942	~~W~~	5,308,928	~~W~~	572,813	~~W~~	645,793
KB Securities Co., Ltd.[1,2]		43,665,373		39,169,403		4,495,970		2,505,473		80,899		72,973
KB Insurance Co., Ltd.[1,2]		35,474,985		31,823,597		3,651,388		3,214,822		75,276		155,256
KB Kookmin Card Co., Ltd.[1]		20,212,014		16,381,243		3,830,771		758,205		77,980		72,137
KB Asset Management Co., Ltd.[1]		214,618		53,567		161,051		38,935		15,139		15,289
KB Capital Co., Ltd.[1,2]		9,685,325		8,605,398		1,079,927		217,644		32,428		32,504
KB Life Insurance Co., Ltd.[1]		9,904,368		9,321,188		583,180		404,878		9,103		30,949
KB Real Estate Trust Co., Ltd.		327,024		79,761		247,263		26,700		16,128		16,128
KB Savings Bank Co., Ltd.		1,340,595		1,138,963		201,632		22,658		4,901		4,658
KB Investment Co., Ltd.[1]		645,152		485,450		159,702		32,437		5,919		6,016
KB Data System Co., Ltd.		36,906		19,139		17,767		34,797		1,368		1,358
KB Credit Information Co., Ltd.		28,267		13,084		15,183		9,672		(50)		(52)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)
	December 31, 2018						2018
	Assets		Liabilities		Equity		Operating income		Profit (loss) for the period		Total compre-hensive income for the period
Kookmin Bank[1]	~~W~~	356,959,258	~~W~~	330,291,392	~~W~~	26,667,866	~~W~~	4,099,192	~~W~~	690,207	~~W~~	755,032
KB Securities Co., Ltd.[1,2]		45,086,292		40,613,423		4,472,869		1,873,502		78,847		81,226
KB Insurance Co., Ltd.[1,2]		34,785,551		31,289,706		3,495,845		2,967,020		94,823		41,623
KB Kookmin Card Co., Ltd.[1]		20,528,951		16,570,280		3,958,671		898,289		71,699		67,591
KB Life Insurance Co., Ltd.[1]		9,680,379		9,128,148		552,231		346,243		4,707		(12,452)
KB Asset Management Co., Ltd.[1]		254,256		107,504		146,752		30,443		11,379		11,393
KB Capital Co., Ltd.[1,2]		9,517,239		8,516,838		1,000,401		166,575		35,290		35,243
KB Savings Bank Co., Ltd.		1,388,844		1,186,871		201,973		19,919		3,748		3,592
KB Real Estate Trust Co., Ltd.		293,063		57,229		235,834		28,125		14,626		14,626
KB Investment Co., Ltd.[1]		528,701		374,925		153,776		17,022		243		243
KB Credit Information Co., Ltd.		26,276		11,041		15,235		8,572		(375)		(378)
KB Data System Co., Ltd.		40,197		23,788		16,409		27,699		(11)		(45)

[1]	Financial information is based on its consolidated financial statements.
[2]	The amount includes the fair value adjustments due to the merger.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements to provide financial support to a consolidated structured entity

•	The Group has provided payment guarantees of ~~W~~ 2,830,199 million to KBD Tower 1st L.L.C. and other subsidiaries.

•

The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and 16 other subsidiaries. The unexecuted amount of the investment agreement is ~~W~~ 466,828 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•

The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

Changes in subsidiaries

The subsidiaries newly included in consolidation during the three-month period ended March 31, 2019, are as follows:

Company	Description

KBAM Shanghai Advisory Services Co.,Ltd	Holds over than a majority of the ownership interests

KBH the 5th L.L.C and 9 others	Holds the power in the case of default and exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquiring subordinated debt

KB New Renewable Energy Private Special Asset Fund 1 and 8 others	Holds the power to determine the operation of the trust and exposed to variable returns by holding significant amount of ownership interests

KB Culture & Global Digital Contents Fund Limited partnership	The Group has a power over the investee as a general partner, is significantly exposed to variable returns due to significant percentage of ownership.

The subsidiaries excluded from consolidation during the three-month period ended March 31, 2019, are as follows:

Company	Description

KH the 4th L.L.C and 12 others	Lost the right of variable returns due to the releasing debt

KB Evergreen Private Securities Fund 98(Bond)	Settlement

Hyudai China Index Plus Securities Investment Trust No.1 and 3 others	Disposal

KB Everyone TDF 2035 Securities Investment Trust - Bond Balanced-Fund of Funds and 2 others	Ownership decrease

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

40. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of Financing
Structured financing	Granting PF loans and stocks to SOC and real estate Granting loans and stocks to ships/aircrafts SPC Project financing, such as mergers and acquisitions	Construction of SOC and real estate Building ships/construction and purchase of aircrafts Mergers and acquisitions	Loan commitments through Credit Line, providing lines of credit and investment agreements
Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners
Trusts	Management of financial trusts; -Development trust -Mortgage trust -Management trust -Disposal trust -Distribution and management trust -Other trusts	Development, management, and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company
Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of March 31, 2019, and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Structured financing		Investment funds		Trusts		Asset-backed securitization And others		Total
Total assets of unconsolidated structured entity	~~W~~	45,881,945	~~W~~	184,014,701	~~W~~	764,299	~~W~~	121,438,073	~~W~~	352,099,018
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		183,528		8,348,102		—		2,717,394		11,249,024
Derivative financial assets		—		—		—		4,025		4,025
Loans at amortized cost		3,291,985		303,968		64,000		544,744		4,204,697
Financial investments		—		—		—		6,514,007		6,514,007
Investment in associates and joint ventures		—		260,942		—		—		260,942
Other assets		707		1,287		76,481		11,566		90,041

	~~W~~	3,476,220	~~W~~	8,914,299	~~W~~	140,481	~~W~~	9,791,736	~~W~~	22,322,736

Liabilities
Deposits	~~W~~	503,979	~~W~~	65,489	~~W~~	—	~~W~~	394,761	~~W~~	964,229
Derivative financial liabilities		—		—		—		325		325
Other liabilities		732		64		—		19,053		19,849

	~~W~~	504,711	~~W~~	65,553	~~W~~	—	~~W~~	414,139	~~W~~	984,403

Maximum exposure to loss[1]
Holding assets	~~W~~	3,476,220	~~W~~	8,914,299	~~W~~	140,481	~~W~~	9,791,736	~~W~~	22,322,736
Purchase and investment commitments		—		2,690,869		—		535,587		3,226,456
Unused credit		702,491		12,803		—		2,158,209		2,873,503
Payment guarantee and loan commitments		2,445,915		—		—		540,333		2,986,248

	~~W~~	6,624,626	~~W~~	11,617,971	~~W~~	140,481	~~W~~	13,025,865	~~W~~	31,408,943

Methods of determining the maximum exposure to loss		Loan commitments / investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and capital commitments		Dividends by results trust: Total amount of trust exposure		Providing lines of credit/ purchase commitments/ loan commitments and acceptances and guarantees

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Structured financing		Investment funds		Trusts		Asset-backed securitization And others		Total
Total assets of unconsolidated structured entity	~~W~~	43,775,805	~~W~~	121,481,888	~~W~~	519,609	~~W~~	125,240,129	~~W~~	291,017,431
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		129,367		7,934,662		—		3,846,725		11,910,754
Derivative financial assets		—		23,794		—		4,089		27,883
Loans at amortized cost		3,987,339		391,665		34,000		635,840		5,048,844
Financial investments		—		8,636		—		6,040,008		6,048,644
Investment in associates and joint ventures		—		258,594		—		—		258,594
Other assets		1,719		48,872		109,357		17,046		176,994

	~~W~~	4,118,425	~~W~~	8,666,223	~~W~~	143,357	~~W~~	10,543,708	~~W~~	23,471,713

Liabilities
Deposits	~~W~~	970,890	~~W~~	81,502	~~W~~	—	~~W~~	291,465	~~W~~	1,343,857
Derivative financial liabilities		—		6,232		—		1,285		7,517
Other liabilities		1,334		59		—		28,373		29,766

	~~W~~	972,224	~~W~~	87,793	~~W~~	—	~~W~~	321,123	~~W~~	1,381,140

Maximum exposure to loss[1]
Holding assets	~~W~~	4,118,425	~~W~~	8,666,223	~~W~~	143,357	~~W~~	10,543,708	~~W~~	23,471,713
Purchase and investment commitments		—		3,345,947		—		1,094,489		4,440,436
Unused credit		6,789		1,450		—		2,211,226		2,219,465
Payment guarantee and loan commitments		1,582,943		—		—		519,633		2,102,576

	~~W~~	5,708,157	~~W~~	12,013,620	~~W~~	143,357	~~W~~	14,369,056	~~W~~	32,234,190

Methods of determining the maximum exposure to loss		Loan commitments / investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and capital commitments		Dividends by results trust: Total amount of trust exposure		Providing lines of credit/ purchase commitments/ loan commitments and acceptances and guarantees.

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss (provision for assets, impairment losses and others), recognized in the financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

41. Related Party Transactions

Profit and loss arising from transactions with related parties for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019	2018
Associates and joint ventures
Balhae Infrastructure Fund	Fee and commission income	1,646	1,630
Korea Credit Bureau Co., Ltd.	Interest expense	11	43
	Fee and commission income	276	314
	Fee and commission expense	131	361
KoFC KBIC Frontier Champ 2010-5(PEF)[1]	Fee and commission income	—	197
KB GwS Private Securities Investment Trust	Fee and commission income	210	210
Incheon Bridge Co., Ltd.	Interest income	1,891	2,329
	Interest expense	95	72
	Fee and commission income	6	—
	Fee and commission expense	2	—
	Insurance income	72	42
	Gains on financial assets/liabilities at fair value through profit or loss	1,585	—
	Losses on financial assets/liabilities at fair value through profit or loss	—	254
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Fee and commission income	44	66
Aju Good Technology Venture Fund	Interest expense	9	5
KB Star Office Private Real Estate Investment Trust No.1	Interest income	91	91
	Interest expense	24	21
	Fee and commission income	107	107
	Reversal for credit losses	—	1
RAND Bio Science Co., Ltd.	Interest expense	—	2
	Provision for credit losses	—	1
Inno Lending Co., Ltd.[1]	Provision for credit losses	—	1
SY Auto Capital Co., Ltd.	Interest income	338	297
	Fee and commission income	18	15
	Fee and commission expense	171	314
	Insurance income	6	13
	Other operating income	177	155
	Other operating expense	75	57
	Reversal for credit losses	2	—
	Provision for credit losses	—	10
Food Factory Co., Ltd.	Interest income	2	2
	Insurance income	1	1
	Fee and commission expense	—	1
	Reversal for credit losses	—	1
KB Pre IPO Secondary Venture Fund 1st	Interest expense	3	8
	Fee and commission income	28	27

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Builton Co., Ltd.	Interest income	1	1
	Insurance income	1	—
KB Private Equity Fund III	Fee and commission income	118	159
Wise Asset Management Co., Ltd.	Interest expense	1	2
Acts Co., Ltd.	Losses on financial assets/liabilities at fair value through profit or loss	—	980
	Other non-operating expense	—	1,138
Dongjo Co., Ltd.	Reversal for credit losses	—	11
	Insurance income	1	—
A-PRO Co., Ltd.	Interest expense	1	—
	Insurance income	1	1
POSCO-KB Shipbuilding Fund	Fee and commission income	123	123
	Interest expense	—	6
Dae-A Leisure Co., Ltd.	Interest expense	2	2
Paycoms Co., Ltd.	Interest income	3	3
Big Dipper Co., Ltd.	Provision for credit losses	—	2
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense	9	10
	Fee and commission income	74	96
KBTS Technology Venture Private Equity Fund	Fee and commission income	114	60
KB-SJ Tourism Venture Fund	Fee and commission income	84	61
JLK INSPECTION Inc. [1]	Interest income	—	2
TESTIAN Inc.	Interest income	1	1
RMGP Bio-Pharma Investment Fund, L.P1	Other non-operating income	8	—
Hasys.	Insurance income	11	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense	37	—
	Fee and commission income	181	—
Spark Biopharma, Inc.	Interest expense	8	—
SKYDIGITAL INC	Fee and commission income	1	—
KB No.8 Special Purpose Acquisition Company[1]	Interest expense	—	10
	Losses on financial assets/liabilities at fair value through profit or loss	—	2,128
KB No.9 Special Purpose Acquisition Company[1]	Interest expense	(23)	8
	Losses on financial assets/liabilities at fair value through profit or loss	—	1
	Gains on financial assets/liabilities at fair value through profit or loss	—	53
KB No.10 Special Purpose Acquisition Company	Interest expense	8	7
	Losses on financial assets/liabilities at fair value through profit or loss	—	3
	Gains on financial assets/liabilities at fair value through profit or loss	55	58

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

KB No.11 Special Purpose Acquisition Company	Interest expense	3	—
	Losses on financial assets/liabilities at fair value through profit or loss	—	2
	Gains on financial assets/liabilities at fair value through profit or loss	62	70
KB No.17 Special Purpose Acquisition Company	Fee and commission income	175	—
	Gains on financial assets/liabilities at fair value through profit or loss	995	—
Keystone-Hyundai Securities No. 1 Private Equity Fund	Fee and commission income	21	29
Other
Retirement pension	Fee and commission income	234	220
	Interest expense	2	1

[1]	Excluded from the Group’s related party as of March 31, 2019.

The Group has purchased installment assets amounting to \ 260,464 million and \ 157,356 million for the three months periods ended March 31, 2019 and 2018, respectively, from SY Auto Capital Co., Ltd.

Details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)		March31, 2019		December 31, 2018
Associates and joint ventures
Balhae Infrastructure Fund	Other assets	~~W~~	1,646	~~W~~	1,708
Korea Credit Bureau Co., Ltd.	Loans at amortized cost (Gross amount)		20		22
	Deposits		3,375		15,674
	Other liabilities		85		98
KB GwS Private Securities Investment Trust	Other assets		851		641
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		34,467		32,882
	Loans at amortized cost (Gross amount)		155,584		158,206
	Allowances for loan losses		15		15
	Other assets		707		736
	Deposits		40,771		43,666
	Provisions		10		10
	Insurance contract liabilities		41		113
	Other liabilities		62		24
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Other assets		44		90

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Jungdo Co., Ltd.	Deposits	4	4
Dongjo Co., Ltd.	Insurance contract liabilities	1	2
Dae-A Leisure Co., Ltd.	Deposits	1,272	1,229
	Other liabilities	9	7
Aju Good Technology Venture Fund	Deposits	3,289	6,439
	Other liabilities	2	2
Doosung Metal Co., Ltd.	Deposits	3	3
KB Star Office Private Real Estate Investment Trust No.1	Loans at amortized cost (Gross amount)	10,000	10,000
	Allowances for loan losses	4	4
	Other assets	241	136
	Deposits	7,804	7,946
	Other liabilities	47	58
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	18,666	18,813
	Other liabilities	9	7
KB IGen Private Equity Fund No.1	Deposits	148	148
RAND Bio Science Co., Ltd.	Deposits	74	232
	Loans at amortized cost (Gross amount)	1	1
SY Auto Capital Co., Ltd.	Loans at amortized cost (Gross amount)	45,058	48,356
	Allowances for loan losses	11	18
	Other assets	97	94
	Deposits	8	5
	Provisions	17	11
	Insurance contract liabilities	25	6
	Other liabilities	99	102
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss	530	530
	Loans at amortized cost (Gross amount)	200	200
	Allowances for loan losses	1	1
	Other assets	1	1
	Deposits	254	68
	Insurance contract liabilities	2	3
KB Pre IPO Secondary Venture Fund 1st	Other assets	28	—
	Deposits	112	1,115
	Other liabilities	—	1
Builton Co., Ltd.	Other assets	1	1
	Financial assets at fair value through profit or loss	399	399
	Loans at amortized cost (Gross amount)	—	2
	Deposits	11	7
	Insurance contract liabilities	1	1
Wise Asset Management Co., Ltd.	Deposits	13	696
	Other liabilities	—	2
Acts Co., Ltd.	Intangible assets	530	530
	Deposits	36	29
	Insurance contract liabilities	1	—
	Other liabilities	660	530

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

POSCO-KB Shipbuilding Fund	Other assets	123	—
Paycoms Co., Ltd.	Other assets	1	1
	Financial assets at fair value through profit or loss	1,032	1,032
	Deposits	1	1
	Insurance contract liabilities	1	—
Big Dipper Co., Ltd.	Loans at amortized cost (Gross amount)	4	5
	Deposits	77	182
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	3,010	7,088
	Other liabilities	2	3
A-PRO Co., Ltd.	Insurance contract liabilities	1	2
	Deposits	2,201	2,201
	Other liabilities	1	—
JLK INSPECTION Inc.[1]	Financial assets at fair value through profit or loss	—	7,300
TESTIAN Inc.	Other assets	1	1
	Financial assets at fair value through profit or loss	610	615
IWON ALLOY CO., LTD.	Insurance contract liabilities	1	2
CARLIFE CO.,LTD.	Deposits	2	2
COMPUTERLIFE CO.,LTD.	Deposits	4	1
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss	3,051	3,051
	Other liabilities	27	35
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss	4	4
Hasys.	Financial assets at fair value through profit or loss	5,864	5,864
	Insurance contract liabilities	18	29
SKYDIGITAL INC Rainist Co., Ltd.	Deposits	61	16
	Financial assets at fair value through profit or loss	2,504	2,504
	Deposits	1	1
Spark Biopharma, Inc.	Financial assets at fair value through profit or loss	6,500	6,500
	Deposits	1,902	2,630
	Other liabilities	22	19
HEYBIT, Inc.,	Financial assets at fair value through profit or loss	250	250
Stratio, Inc.	Financial assets at fair value through profit or loss	1,000	1,000
	Deposits	2,120	516
Honest Fund, Inc	Financial assets at fair value through profit or loss	3,999	—

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

NEXOLON CO.,LTD.	Financial assets at fair value through profit or loss	300	—
CellinCells	Financial assets at fair value through profit or loss	2,000	—
KB No. 9 Special Purpose Acquisition Company[1]	Financial assets at fair value through profit or loss	—	2,481
	Deposits	—	2,275
	Other liabilities	—	42
KB No.10 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	2,038	2,025
	Derivative financial assets	1,688	1,659
	Deposits	1,643	1,666
	Other liabilities	19	11
KB No.11 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	747	737
	Derivative financial assets	924	873
	Deposits	638	658
	Other liabilities	4	2
KB No.17 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	2,294	—
Key management	Loans at amortized cost (Gross amount)	3,625	2,404
	Other assets	4	2
	Deposits	15,718	13,818
	Insurance contract liabilities	1,773	1,092
	Other liabilities	274	233
Other
Retirement pension	Other assets	163	331
	Other liabilities	13,095	25,238

[1]	Excluded from the Group’s related party as of March 31, 2019.

According to Korean IFRS 1024, the Group includes associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated interim financial statements. Refer to Note 12 for details on investments in associates and joint ventures.

Significant lending transactions with related parties for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Increase		Decrease		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	22	~~W~~	20	~~W~~	(22)	~~W~~	20
Incheon Bridge Co., Ltd.		191,088		1,594		(2,631)		190,051
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

RAND Bio Science Co., Ltd.		1		1		(1)		1
SY Auto Capital Co., Ltd.		48,356		764		(4,062)		45,058
Food Factory Co., Ltd.		730		5		(5)		730
Builton Co., Ltd.		401		—		(2)		399
Paycoms Co., Ltd.		1,032		—		—		1,032
Big Dipper Co., Ltd.		5		4		(5)		4
JLK INSPECTION Inc.[1]		7,300		—		(7,300)		—
TESTIAN Inc.		615		—		(5)		610
RMGP Bio-Pharma Investment Fund, L.P.		3,051		—		—		3,051
RMGP Bio-Pharma Investment, L.P.		4		—		—		4
Hasys		5,864		—		—		5,864
Rainist Co., Ltd.		2,504		—		—		2,504
Spark Biopharma, Inc		6,500		—		—		6,500
HEYBIT, Inc		250		—		—		250
Stratio, Inc		1,000		—		—		1,000
Honest Fund, Inc		—		3,999		—		3,999
NEXOLON CO.,LTD.		—		300		—		300
CellinCells		—		2,000		—		2,000
KB No.9 Special Purpose Acquisition Company[1]		2,481		—		(2,481)		—
KB No.10 Special Purpose Acquisition Company		2,025		16		(3)		2,038
KB No.11 Special Purpose Acquisition Company		737		10		—		747
KB No.17 Special Purpose Acquisition Company		—		2,294		—		2,294
Key management		2,404		1,485		(264)		3,625

(In millions of Korean won)	2018
	Beginning		Increase		Decrease		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	22	~~W~~	—	~~W~~	(6)	~~W~~	16
Incheon Bridge Co., Ltd.		200,414		27,500		(31,176)		196,738
Dongjo Co., Ltd.		116		—		(11)		105
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
RAND Bio Science Co., Ltd.		1		3		—		4
Inno Lending Co., Ltd.[1]		2		—		(1)		1
SY Auto Capital Co., Ltd.		40,057		5,000		(14)		45,043
Food Factory Co., Ltd.		679		500		(478)		701
Builton Co., Ltd.		1		400		(1)		400
Acts Co., Ltd.		1,927		980		(1,927)		980
Bungaejanter. Inc.[1]		425		464		(425)		464
Paycoms Co., Ltd.		1,066		907		(1,066)		907
Big Dipper Co., Ltd.		6		—		(3)		3
JLK INSPECTION Inc.[1]		—		800		—		800
TESTIAN Inc.		—		528		—		528

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

KB No.8 Special Purpose Acquisition Company[1]	2,296	2,370	(2,296)	2,370
KB No.9 Special Purpose Acquisition Company[1]	2,356	2,832	(2,356)	2,832
KB No.10 Special Purpose Acquisition Company	1,603	1,949	(1,603)	1,949
KB No.11 Special Purpose Acquisition Company	697	707	(697)	707

[1]	Excluded from the Group’s related party as of March 31, 2019.

Significant borrowing transactions with related parties for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Borrowing		Repaymnet		Others[1]		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	15,674	~~W~~	—	~~W~~	(2,000)	~~W~~	(10,299)	~~W~~	3,375
Incheon Bridge Co., Ltd.		43,666		24,000		—		(26,895)		40,771
Doosung Metal Co., Ltd		3		—		—		—		3
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		1,229		—		—		43		1,272
CARLIFE CO.,LTD.		2		—		—		—		2
COMPUTERLIFE CO.,LTD.,		1		—		—		3		4
SKYDIGITAL INC		16		—		—		45		61
Aju Good Technology Venture Fund		6,439		—		—		(3,150)		3,289
KB-KDBC Pre-IPO New Technology Business Fund		7,088		—		—		(4,078)		3,010
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		18,813		—		—		(147)		18,666
KB Star Office Private Real Estate Investment Trust No.1		7,946		1,951		(2,065)		(28)		7,804
SY Auto Capital Co., Ltd.		5		—		—		3		8
KB No.9 Special Purpose Acquisition Company[2]		2,275		—		(2,266)		(9)		—
KB No.10 Special Purpose Acquisition Company		1,666		—		—		(23)		1,643
KB No.11 Special Purpose Acquisition Company		658		—		—		(20)		638
RAND Bio Science Co., Ltd.		232		—		—		(158)		74
Wise Asset Management Co., Ltd.		696		—		(682)		(1)		13
Builton Co., Ltd.		7		—		—		4		11
Food Factory Co., Ltd.		68		—		—		186		254
Acts Co., Ltd.		29		—		—		7		36
Paycoms Co., Ltd.		1		—		—		—		1
Big Dipper Co., Ltd.		182		—		—		(105)		77
A-PRO Co., Ltd.		2,201		—		—		—		2,201
Rainist Co., Ltd.		1		—		—		—		1
Spark Biopharma, Inc.		2,630		—		(500)		(228)		1,902
Stratio, Inc		516		—		—		1,604		2,120

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

KB IGen Private Equity Fund No.1	148	—	—	—	148
KB Pre IPO Secondary Venture Fund 1st	1,115	—	—	(1,003)	112
Key management[3]	13,818	3,658	(3,522)	1,764	15,718

(In millions of Korean won)	2018
	Beginning		Borrowing		Repaymnet		Others[1]		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	25,513	~~W~~	1,000	~~W~~	(4,000)	~~W~~	(13,026)	~~W~~	9,487
Incheon Bridge Co., Ltd.		48,795		—		—		(5,478)		43,317
Terra Co., Ltd.		10		—		—		(10)		—
Jungdong Steel Co., Ltd.		3		—		—		—		3
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		466		479		(466)		935		1,414
Daesang Techlon Co., Ltd.[2]		2		—		—		5		7
Aju Good Technology Venture Fund		2,771		—		—		743		3,514
KB-KDBC New Technology Business Fund		7,500		—		—		(1,535)		5,965
KB Star Office Private Real Estate Investment Trust No.1		6,962		—		—		(1,001)		5,961
SY Auto Capital Co., Ltd.		6		—		—		1		7
KB No.8 Special Purpose Acquisition Company[2]		2,339		—		—		(25)		2,314
KB No.9 Special Purpose Acquisition Company[2]		2,309		2,266		(2,234)		(31)		2,310
KB No.10 Special Purpose Acquisition Company		1,698		—		—		(24)		1,674
KB No.11 Special Purpose Acquisition Company		530		—		—		—		530
RAND Bio Science Co., Ltd.		1,032		—		—		835		1,867
Wise Asset Management Co., Ltd.		340		840		(324)		7		863
Builton Co., Ltd.		26		—		—		77		103
Food Factory Co., Ltd.		1		—		—		(1)		—
Acts Co., Ltd.		4		—		—		(4)		—
Paycoms Co., Ltd.		—		—		—		1		1
Big Dipper Co., Ltd.		473		—		—		(134)		339
KB Pre IPO Secondary Venture Fund 1st		2,690		2,000		(4,000)		1,993		2,683
POSCO-KB Shipbuilding Fund		—		7,000		—		—		7,000
Inno Lending Co., Ltd. [2]		41		—		—		12		53

[1]	Transactions from operating activities with related parties (i.e. such as settlement, deposit on demend, etc) are netted.
[2]	Excluded from the Group’s related party as of March 31, 2019.
[3]	Represents the transactions have started occurring since the current year.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Significant investment and collection transaction with related parties for the three-month periods ended March 31, 2019, is as follows:

(In millions of Korean won)	2019
	Equity investments		Withdrawal and others
Korea Credit Bureau Co., Ltd.	~~W~~	—	~~W~~	135
Balhae Infrastructure Company		191		3,429
KoFC KBIC Frontier Champ 2010-5(PEF)[1]		—		138
KB GwS Private Securities Investment Trust		—		3,977
KBTS Technology Venture Private Equity Fund		1,792		—
KB No.9 Special Purpose Acquisition Company[1]		—		16
KB No.17 Special Purpose Acquisition Company		1		—
KB-SJ Tourism Venture Fund		1,000		—

[1]	Excluded from the Group’s related party as of March 31, 2019.

Unused commitments to related parties as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)		March 31, 2019		December 31, 2018
Associates and joint ventures
Balhae Infrastructure Fund	Purchase of security investment	~~W~~	10,453	~~W~~	10,453
Korea Credit Bureau Co., Ltd.	Unused commitments of credit card		110		108
KoFC KBIC Frontier Champ 2010-5(PEF)[1]	Purchase of security investment		—		2,150
	Preferred loss allowance agreement		—		10,000
KB GwS Private Securities Investment Trust	Purchase of security investment		876		876
Aju Good Technology Venture Fund	Purchase of security investment		1,960		1,960
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused commitments of credit card		91		94
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Purchase of security investment		12,550		12,550
	Preferred loss allowance agreement		10,000		10,000
SY Auto Capital Co., Ltd.	Loan commitments in Korean won		10,000		6,700
	Unused commitments of credit card		92		94
KB No.9 Special Purpose Acquisition Company[1]	Unused commitments of credit card		—		1
KB No.10 Special Purpose Acquisition Company	Unused commitments of credit card		5		5
RAND Bio Science Co., Ltd.	Unused commitments of credit card		24		24
Builton Co., Ltd.	Unused commitments of credit card		5		3
Food Factory Co., Ltd.	Unused commitments of credit card		7		11
Big Dipper Co., Ltd.	Unused commitments of credit card		96		95
KB Pre IPO Secondary Venture Fund 1st	Preferred loss allowance agreement		1,671		1,671

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

POSCO-KB Shipbuilding Fund	Purchase of security investment	7,500	7,500
KB-KDBC New Technology Business Investment Fund	Purchase of security investment	5,000	5,000
KBTS Technology Venture Private Equity Fund	Purchase of security investment	12,944	13,776
KB-SJ Tourism Venture Fund	Purchase of security investment	2,500	3,500
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Purchase of security investment	32,000	32,000
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of security investment	USD 10,271,257	USD 10,271,257
RMGP Bio-Pharma Investment, L.P.	Purchase of security investment	USD 15,847	USD 15,847
Key management	Loan commitments in Korean won	1,859	1,832

[1]	Excluded from the Group’s related party as of March 31, 2019.

Compensation to key management for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)
	2019
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	1,848	~~W~~	165	~~W~~	826	~~W~~	2,839
Registered directors (non-executive)		230		—		—		230
Non-registered directors		1,903		88		510		2,501

	~~W~~	3,981	~~W~~	253	~~W~~	1,336	~~W~~	5,570

(In millions of Korean won)
	2018
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	628	~~W~~	23	~~W~~	564	~~W~~	1,215
Registered directors (non-executive)		238		—		—		238
Non-registered directors		1,591		90		1,052		2,733

	~~W~~	2,457	~~W~~	113	~~W~~	1,616	~~W~~	4,186

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Collateral received from related parties as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)		March 31, 2019		December 31, 2018
Associates
KB Star Office Private Real Estate Investment Trust No.1	Real estate	~~W~~	13,000	~~W~~	13,000
Key management	Time deposits and others		189		401
	Real estate		3,028		3,182

As of March 31, 2019, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering completed risk insurance, and management rights as senior collateral amounting to \ 611,000 million to a financial syndicate that consists of the Group and 5 other institutions, and as subordinated collateral amounting to \ 384,800 million to subordinated debt holders that consist of the Group and two other institutions. Also, it provides certificate of credit guarantee amounting to \ 400,000 million as collateral to a financial syndicate consisting of the Group and 5 other institution.

42. Changes in accounting policies-Implementation of Korean IFRS 1116 Leases

The Group applied Korean IFRS 1116 retrospectively as of January 1, 2019. However, the financial statements for the year ended 2018 was not restated using the method allowed by transitional privisons. Therefore reclassification and adjustments under the new IFRS were recognized in the financial statements beginning on January 1, 2019.

At inception of a contract, the Group shall assess whether the contract is, or contains, a lease. They also identify whether the contract is, or contains, a lease according to IFRS on the date of initial application. However, the contracts written before the date of initial application are permitted to applying a practical expedient and the Group do not have to go through all the contracts. At inception of a contract, the Group shall assess whether the contract is, or contains, a lease based on the date of initial application.

For a contract that is, or contains, a lease, a lessee or lessor shall account for each lease component within the contract as a lease separately from non-lease components of the contract. Moreover, a lessee is permitted to elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component. The Group applies practical expedient to all (or a part of) contracts that are, or contains a lease and elects to combine non-lease components with a lease component and to account for them as a single lease component.

A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset (lease assets) and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis. Assets and liabilities arising from a lease are initially measured on a present value basis.

Lease liabilities include the net present value of the following lease payments.

•	fixed payments (including in-substance fixed payments), less any lease incentives

•	variable lease payments that depend on an index or a rate

•	amounts expected to be payable by the lessee under residual value guarantees

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option

•	payments for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

The lease payments shall be discounted using the interest rate implicit in the lease, if the rate can be readily determined. The Group has to determine the incremental borrowing rate if the interest rate cannot be readily determined, which defined as the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

The cost of the right-of-use asset shall comprise.

•	the amount of the initial measurement of the lease liability

•	any lease payments made at or before the commencement date, less any lease incentives received

•	any initial direct costs incurred by the lessee

•	an estimate of costs restoring the site

However, short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and lease of low-value assets (For example, underlying leased asset under $ 5,000) are permitted to elect exceptional conditions. The Group applies the exemption of the standard for one time lease of real estate (for training purpose) and leases of low-value assets(fundamental assets ~~W~~ 5 million and less than $5,000).

Related to sale and leaseback, an entity (seller-lessee) is required to applying IFRS 15 ‘Revenue from Contracts with Customers’ to determine whether the transfer of an asset is accounted for as a sale of that asset. However, an entity shall not reassess sale and leaseback transactions entered into before the date of initial application.

Lessor accounting did not change significantly with IAS 1017. Even if an entity as a lessor adopts Korean IFRS 1116, significant changes will not be occurred and the affect on the financial statements is expected to be not significant.

A lessee may apply one of the standards to its leases either; retrospectively to each prior reporting period presented applying IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (a full retrospective approach) or retrospectively with the cumulative effect of initially applying the Standard recognized at the date of initial application.

As of January 1, 2019, the Group plans to initially adopt Korean IFRS 1116 using the modified retrospective method. Consequently, the comparative information will not be restated.

Regarding leases that were formerly classified as finance leases, the Group recognized the carrying amount of lease assets and liabilities in the statement of financial position immediately before the date of initial application as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principle from Korean IFRS 1116 was applied after the date of the initial application. The remeasured amounts of lease liabilities were recognized as the adjusted right-of-use asset immediately after the date of initial application.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)	January 1, 2019
Right-of-use asset
Discounts used lessee’s incremental borrowing rate at the date of current initial application	~~W~~	581,933
Add : Financial leased asset recognized at December 31, 2018		34,003
Right-of use asset recognized as of the date of initial application		615,936
Lease liability
Operating lease commitments disclosed at December 31, 2018		593,303
Discounted amount using the lessee’s incremental borrowing rate[1] at the date of initial application		551,600
Add : Financial leased liability recognized at December 31, 2018		10,161
Lease liability recognized as of the date of initial application		561,761

[1]	The incremental borrowing rate is 1.82%~6.95%.

The difference between the amount of the right-of-use asset and the lease liability is adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statement of financial position immediately before the date of initial application.

The amounts recognized in statement of financial position

The amount related to lease recognized in statement of financial position as of March 31, 2019 is as follows:

(In millions of Korean won)	March 31, 2019
Right-of-use property and equipment[1]
Real estate	~~W~~	534,310
Vehicles		24,192
Others		13,736

		572,238

Right-of-use intangible assets[2]		18,586

		590,824

Lease liabilities	~~W~~	554,331

[1]	It is included in property and equipment of financial statements.
[2]	It is included in intangible assets of financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

The amounts recognized in statement of profit or loss

The amount related to lease recognized in statement of profit or loss for the three-month periods ended March 31, 2019 is as follows:

(In millions of Korean won)	2019
Depreciation and amortization of right-of-use assets
Real estate	~~W~~	63,558
Vehicles		4,699
Others		1,920
Intangible asset		2,420

		72,597

Interest expense on the lease liability(Included in finance charges)	~~W~~	7,594
Short-term lease payments (Included in administrative expenses)		660
Payments for leases of low-value assets different from short-term leases (Included in administrative expenses)		489
Variable lease payments not included in the measurement of the lease liabilities (Included in administrative expenses)		3